Registration Nos.: 33-43446
811-6444
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933                                                 X

	Pre-Effective Amendment No. ___
___

	Post-Effective Amendment No.       11
X

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940                                X

	Amendment No.        11

SMITH BARNEY INVESTMENT TRUST
                                                                       .
(Exact name of Registrant as specified in Charter)

388 Greenwich Street, New York, New York  10013
(Address of Principal Executive Offices) (Zip Code)

Christina T. Sydor
Secretary

Smith Barney Investment Trust
388 Greenwich Street
New York, New York  10013
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:
As soon as possible after this Post-Effective Amendment becomes effective

It is proposed that this filing will becomes effective:

			       immediately upon filing pursuant to Rule 485(b)
			__X__  on March 26, 1996 pursuant to Rule 485(b)
			____ days after filing pursuant to Rule 485(a)(2)
			____ on _______ pursuant to Rule 485(a)

Registrant previously registered an indefinite number of its shares pursuant to Rule 24f-2 of the Investment Company Act of 1940.
 The Registrant's Rule
24f-2 Notice for the fiscal year ended November 30, 1995 was filed on January 30, 1996 as Accession No. 0000880366-96-000001.<R/>




    CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933(1)









Title of
Securities
Being
Registered

Proposed
Maximum
Offering
Amount Being
Registered
(1)

Proposed
Maximum
Aggregate
Price per
Unit (2)

Proposed
Maximum
Aggregate
Offering
Price (3)



Registration
Fee




Shares of
beneficial
Interest par
value
$0.001 per
share
of Smith
Barney
Intermediate
Maturity New
York
Municipals
Fund





1,743,745





$8.52





$290,000





$100



(1) 	The shares being registered as set forth in this table are in addition to the indefinite number of shares of beneficial interest which the
Registrant has registered under the Securities Act of 1933, as amended (the
"1933 Act"), pursuant to Rule 24f-2 under the Investment company Act of
1940, as amended (the "1940 Act").  The Registrant's Rule 24f-2 Notice for
the fiscal year ended November 30, 1995 was filed on January 30, 1996 as
Accession No. 0000880366-96-000001.

(2)	Based on Smith Barney Intermediate Maturity New York Municipals Fund's
closing price of $8.52 on March 21, 1996, pursuant to Rule 457(d) under the
1933 Act and Rule 24e-2(a) under the 1940 Act.

(3)	In response to Rule 24e-2(b) under the 1940 Act: (1) the calculation of the maximum aggregate offering price is made pursuant to Rule 24e-2;  (2)
2,443,262 shares of beneficial interest of Smith Barney Intermediate
Maturity New York Municipals Fund were redeemed by the Fund during the fiscal year ended November 30, 1995;  (3) 733,554 of such shares are being used for reductions pursuant to Rule 24f-2 during the current fiscal year;
and (4) 1,709,706 shares are being used for reduction in this amendment pursuant to Rule 24e-2(a).




CONTENTS OF REGISTRATION STATEMENT

Front Cover

Contents Page

Cross Reference Sheet


Part A:	Prospectus dated March 22, 1996 for Smith Barney Intermediate
Maturity California Municipals Fund

Prospectus dated March 22, 1996 for Smith Barney Intermediate
Maturity New York Municipals Fund

(A prospectus dated November 13, 1995 for Smith Barney S&P 500
Advantage Fund was filed on November 13, 1995 (Accession No.
0000091155-95-000415). That Fund has not yet commenced operations and therefore is not included in this filing.)

Part B:	Statement of Additional Information dated March 22, 1996 for Smith
Barney Investment Trust

Part C:	Other Information





SMITH BARNEY INVESTMENT TRUST

FORM N-1A

CROSS-REFERENCE SHEET
PURSUANT TO RULE 495(b)


Part A Item No.

Prospectus Caption

1.  Cover Page

Cover Page

2.  Synopsis

Prospectus Summary

3.  Financial Highlights

Financial Highlights

4.  General Description of
Registrant

Cover Page; Prospectus Summary;
Investment
Objective and Management Policies;
Additional Information


5.  Management of the Fund

Management of the Trust and the
Fund; Distributor; Additional
Information; Annual Report


6.  Capital Stock and Other
Securities

Investment Objective and
Management Policies; Dividends,
Distributions and Taxes;
Additional Information


7.  Purchase of Securities Being
Offered

Purchase of Shares; Valuation of
Shares; Exchange Privilege;
Redemption of Shares; Minimum
Account Size; Distributor;
Additional Information


8.  Redemption or Repurchase

Purchase of Shares; Redemption of
Shares; Exchange Privilege


9.  Pending Legal Proceedings

Not applicable



Part B Item No.
Statement of Additional
Information Caption


10.  Cover Page

Cover Page

11.  Table of Contents

Table of Contents

12.  General Information and
History

Distributor; Additional
Information

13.  Investment Objective and
Policies

Investment Objectives and
Management Policies


14.  Management of the Fund

Management of the Trust and the
Funds; Distributor


15.  Control Persons and Principal
Holders of
       Securities

Management of the Trust and the
Funds

16.  Investment Advisory and Other
Services

Management of the Trust and the
Funds; Distributor


17.  Brokerage Allocation and Other
Services

Investment Objectives and
Management Policies; Distributor


18.  Capital Stock and Other
Securities

Investment Objectives and
Management Policies; Purchase of
Shares; Redemption of Shares;
Taxes


19.  Purchase, Redemption and
Pricing of
       Securities Being Offered

Purchase of Shares; Redemption of
Shares; Valuation of Shares;
Distributor; Exchange Privilege


20.  Tax Status

Taxes

21.  Underwriters

Distributor

22.  Calculation of Performance
Data

Performance Data

23.  Financial Statements

Financial Statements




SMITH BARNEY INVESTMENT TRUST


PART A
PROSPECTUS

                                                              SMITH BARNEY


                                                              Intermediate

                                                                  Maturity

                                                                California

                                                                Municipals

                                                                      Fund



                                                            March 22, 1996


                                                   Prospectus begins on page
one



[Logo] Smith Barney Mutual Funds
       Investing for your future
       Every day.


Smith Barney
Intermediate Maturity California Municipals Fund


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Prospectus                                                      March 22, 1996
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--


     388 Greenwich Street
     New York, New York 10013
     (212) 723-9218


     Smith Barney Intermediate Maturity California Municipals Fund (the
"Fund")
is a non-diversified intermediate-term municipal bond fund that seeks to provide
California investors with as high a level of current income exempt from Federal income taxes and California State personal income taxes as is consistent with the preservation of principal. The Fund invests primarily in investment grade obligations issued by the State of California and its political subdivisions, agencies and public authorities. The Fund is one of a number of funds, each having distinct investment objectives and policies making up the Smith Barney
Investment Trust (the "Trust"). The Trust is an open-end management investment company commonly referred to as a mutual fund.

     This Prospectus sets forth concisely certain information about the Fund, including sales charges and service and distribution fees and expenses, that prospective investors will find helpful in making an investment decision.
Investors are encouraged to read this Prospectus carefully and retain it for future reference. Shares of the other funds offered by the Trust are described in separate prospectuses which may be obtained by calling or writing the Trust at the telephone number or address set forth above or by contacting a Smith
Barney Financial Consultant.

     Additional information about the Fund and the Trust is contained in a Statement of Additional Information dated March 22, 1996, as amended or supplemented from time to time, that is available upon request and without charge by calling or writing the Trust at the telephone number or address set forth above or by contacting a Smith Barney Financial Consultant. The
Statement
of Additional Information has been filed with the Securities and Exchange
Commission (the "SEC") and is incorporated by reference into this Prospectus in its entirety.


Smith Barney Inc.
Distributor

Smith Barney Mutual Funds Management Inc.
Investment Adviser and Administrator

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
CONTRARY IS A
CRIMINAL OFFENSE.


1

Smith Barney
Intermediate Maturity California Municipals Fund

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Table of Contents
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--

Prospectus Summary
3
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Financial Highlights
10
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Investment Objective and Management Policies
13
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Valuation of Shares
26
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--
Dividends,Distributions and Taxes
27
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--
Purchase of Shares
29
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--
Exchange Privilege
36
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--
Redemption of Shares
39
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Minimum Account Size
42
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Performance
42
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Management of the Trust and the Fund
43
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Distributor
45
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--
Additional Information
46
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--



===========================================================================
=====

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund or the distributor. This Prospectus does not constitute an offer by the Fund or the distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

===========================================================================
=====

2

Smith Barney
Intermediate Maturity California Municipals Fund

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--
Prospectus Summary
------------------------------------------------------------------------------
--

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus and in the Statement of Additional
Information. Cross references in this summary are to headings in the Prospectus.
See "Table of Contents."


     INVESTMENT OBJECTIVE The Fund seeks to provide California investors with as
high a level of current income exempt from Federal income taxes and California
State personal income taxes as is consistent with the preservation of principal.
The Fund invests primarily in investment grade obligations issued by the State of California and its political subdivisions, agencies and public authorities.
The weighted average maturity of the Fund's portfolio securities will normally not be less than three nor more than 10 years. The maximum remaining maturity of
the securities in which the Fund will normally invest will be no greater than
20
years. See "Investment Objective and Management Policies."


ALTERNATIVE PURCHASE ARRANGEMENTS  The Fund offers three classes of shares
("Classes") to investors designed to provide them with the flexibility of selecting an investment best suited to their needs. The general public is offered two Classes of shares: Class A shares and Class C shares, which differ principally in terms of sales charges and rates of expenses to which they are subject. A third Class of shares, Class Y shares, is offered only to investors meeting an initial investment minimum of $5,000,000. See "Purchase of Shares" and "Redemption of Shares."

     Class A Shares.  Class A shares are sold at net asset value plus an initial sales charge of 2.00% and are subject to an annual service fee of
0.15%
of the average daily net assets of the Class. The initial sales charge may be waived for certain purchases. Purchases of Class A shares which, when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a contingent deferred sales charge
("CDSC") of 1.00% on redemptions made within 12 months of purchase. See
"Prospectus Summary -- No Initial Sales Charge."


     Class C Shares. Class C shares are sold at net asset value with no initial sales charge. They are subject to an annual service fee of 0.15% and an annual distribution fee of 0.20% of the average daily net assets of the Class, and investors pay a CDSC of 1.00% if they redeem Class C shares within 12 months of purchase. The CDSC may be waived for certain redemptions. The Class C shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than


3

Smith Barney
Intermediate Maturity California Municipals Fund

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--
Prospectus Summary (continued)
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--

Class A shares. Purchases of the Fund shares, which when combined with current holdings of Class C shares of the Fund equal or exceed $500,000 in the aggregate, should be made in Class A shares at net asset value with no sales charge, and will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase.


     Class Y Shares. Class Y shares are available only to investors meeting an initial investment minimum of $5,000,000. Class Y shares are sold at net asset value with no initial sales charge or CDSC. They are not subject to any service or distribution fees. In deciding which Class of Fund shares to purchase, investors should consider the following factors, as well as any other relevant facts and circumstances:

     Intended Holding Period. The decision as to which Class of shares is more beneficial to an investor depends on the amount and intended holding period of his or her investment. Shareholders who are planning to establish a program of regular investment may wish to consider Class A shares; as the investment accumulates shareholders may qualify to purchase shares without an initial sales charge and the shares are subject to lower ongoing expenses over the term of the investment. As an alternative, Class C shares are sold without any initial sales charge so the entire purchase price is immediately invested in the Fund. Any investment return on these additional invested amounts may partially or wholly offset the higher annual expenses of this Class. Because the Fund's future return cannot be predicted, however, there can be no assurance that this would be the case. Finally, investors should consider the effect of the CDSC period in the context of their own investment time frame.

     Investors investing a minimum of $5,000,000 must purchase Class Y shares, which are not subject to an initial sales charge, CDSC or service or distribution fees. The maximum purchase amount for Class A shares is
$4,999,999
and Class C shares is $499,999. There is no maximum purchase amount for Class
Y
shares.


     Reduced or No Initial Sales Charge. The initial sales charge on Class A shares may be waived for certain eligible purchasers, and the entire purchase price would be immediately invested in the Fund. In addition, Class A share purchases, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The $500,000 aggregate investment may be met by adding the purchase to the net asset value of all Class
A shares offered with

4

Smith Barney
Intermediate Maturity California Municipals Fund

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--
Prospectus Summary (continued)
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--

a sales charge held in funds sponsored by Smith Barney Inc. ("Smith Barney") listed under "Exchange Privilege." See "Purchase of Shares." Because the ongoing expenses of Class A shares may be lower than those for Class C shares, purchasers eligible to purchase Class A shares at net asset value should consider doing so.

     Smith Barney Financial Consultants may receive different compensation for selling each Class of shares. Investors should understand that the purpose of the CDSC on the Class C shares is the same as that of the initial sales charge on the Class A shares.

     See "Purchase of Shares" and "Management of the Trust and the Fund" for a complete description of the sales charges and service and distribution fees for each Class of shares and "Valuation of Shares," "Dividends, Distributions and Taxes" and "Exchange Privilege" for other differences among the Classes of shares.

PURCHASE OF SHARES Shares may be purchased through the Fund's distributor, Smith Barney, a broker that clears securities transactions through Smith
Barney
on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group. See "Purchase of Shares."

INVESTMENT MINIMUMS Investors in Class A and Class C shares may open an account by making an initial investment of at least $1,000 for each account. Investors in Class Y shares may open an account for an initial investment of $5,000,000.
Subsequent investments of at least $50 may be made for all Classes. The minimum initial investment requirement for Class A and Class C shares and the subsequent investment requirement for all Classes through the Systematic Investment Plan described below is $50. There is no minimum investment requirement in Class A for unitholders who invest distributions from a unit investment trust ("UIT") sponsored by Smith Barney. See "Purchase of Shares."

SYSTEMATIC INVESTMENT PLAN  The Fund offers shareholders a Systematic
Investment
Plan under which they may authorize the automatic placement of a purchase order each month or quarter for Fund shares in an amount of at least $50. See
"Purchase of Shares."

REDEMPTION OF SHARES  Shares may be redeemed on each day the New York Stock
Exchange, Inc. ("NYSE") is open for business. See "Purchase of Shares" and "Redemption of Shares."


5

Smith Barney
Intermediate Maturity California Municipals Fund

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Prospectus Summary (continued)
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--

MANAGEMENT OF THE TRUST AND THE FUND  Smith Barney Mutual Funds Management
Inc.
("SBMFM") serves as the Fund's investment adviser and administrator. SBMFM is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Travelers Group Inc. ("Travelers"), a diversified financial services holding company engaged, through its subsidiaries, principally in four business segments: Investment Services, Consumer Finance
Services, Life Insurance Services and Property & Casualty Insurance Services.
See "Management of the Trust and the Fund."

EXCHANGE PRIVILEGE  Shares of a Class may be exchanged for shares of the same
Class of certain other Smith Barney Mutual Funds at the respective net asset values next determined, plus any applicable sales charge differential. See
"Exchange Privilege."

VALUATION OF SHARES Net asset value of the Fund for the prior day generally is quoted daily in the financial section of most newspapers and also is available from a Smith Barney Financial Consultant. See "Valuation of Shares."

DIVIDENDS AND DISTRIBUTIONS Dividends from net investment income are paid on the last Friday of each calendar month to shareholders of record as of three business days prior. Distributions of net realized capital gains, if any, are paid annually. See "Dividends, Distributions and Taxes."

REINVESTMENT OF DIVIDENDS Dividends and distributions paid on shares of any Class will be reinvested automatically, unless otherwise specified by an investor, in additional shares of the same Class at current net asset value.
Shares acquired by reinvestments will not be subject to any sales charge or CDSC. See "Dividends, Distributions and Taxes."


RISK FACTORS AND SPECIAL CONSIDERATIONS No assurance can be given that the Fund will achieve its investment objective. Shares of the Fund, unlike certain bank deposit accounts, are not guaranteed or insured by any Federal or state authority. Changes in interest rates generally will result in increases or decreases in the market value of the obligations held by the Fund. The yield of the Fund may not be as high as those of other funds that invest in lower quality and/or longer term securities. The Fund is not a tax-exempt money market fund and therefore its investment portfolio can be expected to experience greater volatility than that of a tax-exempt money market fund. The net asset value of the Fund will be subject to greater fluctuation to the extent that the Fund invests in zero coupon securities. The Fund's net asset value per share will


6

Smith Barney
Intermediate Maturity California Municipals Fund

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--
Prospectus Summary (continued)
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--

fluctuate depending on a combination of factors such as current market interest rates and the creditworthiness of the issuers in whose securities the Fund invests. The Fund will not invest in obligations that are rated lower than Baa by Moody's Investors Service, Inc. ("Moody's"), BBB by Standard & Poor's
Corporation ("S&P") or BBB by Fitch Investors Service, L.P. ("Fitch"), at the time of purchase. The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the obligations that they undertake to rate; the ratings are relative and subjective and are not absolute standards of quality.


     The Fund may invest up to 20% of its total assets in unrated securities that SBMFM determines to be of comparable quality to the securities rated investment grade in which the Fund may invest. Dealers may not maintain daily markets in unrated securities and retail secondary markets for many of them may not exist; lack of markets may affect the Fund's ability to sell these securities when SBMFM deems it appropriate. The Fund has the right to invest without limitation in state and local obligations that are "private activity bonds," the income from which may be taxable as a specific preference item for purposes of the Federal alternative minimum tax. Thus, the Fund may not be a suitable investment for investors who are subject to the alternative minimum tax.

     Certain of the instruments held by the Fund, and certain of the investment techniques that the Fund may employ, might expose the Fund to certain risks.
The
instruments exposing the Fund to risks are municipal leases, zero coupon securities, custodial receipts, municipal obligation components, floating and variable rate demand notes and bonds, and participation interests. Entering into securities transactions on a when-issued or delayed-delivery basis are investment techniques involving risks to the Fund. See "Investment Objective and
Management Policies -- Investment Techniques -- Risk Factors and Special
Considerations" and "Dividends, Distributions and Taxes."


     Investment in the Fund which is classified as a non-diversified fund, may present a greater risk than an investment in a diversified fund. See
"Investment
Objective and Management Policies -- Risk Factors and Special Considerations."
Investment in the Fund involves risks and special considerations applicable to the State of California. See "Investment Objective and Management Policies --
Risk Factors and Special Considerations."


7

Smith Barney
Intermediate Maturity California Municipals Fund

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Prospectus Summary (continued)
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--


The Fund's Expenses The following expense table lists the costs and expenses an investor will incur either directly or indirectly as a shareholder of the Fund, based upon the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption and, unless otherwise noted, the Fund's operating expenses for its most recent fiscal year:


                                                 Class A   Class C   Class Y
===========================================================================
=====
Shareholder Transaction Expenses
   Maximum sales charge imposed on purchases
     (as a percentage of offering price)          2.00%     None      None
   Maximum CDSC
     (as a percentage of original cost or
     redemption proceeds, whichever is lower)     None*     1.00%     None
===========================================================================
=====

Annual Fund Operating Expenses***
   (as a percentage of average net assets)
   Management fees (after fee waivers)            0.14%     0.14%     0.14%
   12b-1 fees**                                   0.15      0.35      0.00
   Other expenses                                 0.46      0.49      0.44

===========================================================================
=====
TOTAL FUND OPERATING EXPENSES
   (after waivers)                                0.75%     0.98%     0.58%
===========================================================================
=====


  * Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge, equal or exceed $500,000 in the
     aggregate, will be made at net asset value with no sales charge, but may be subject to a CDSC of 1.00% on redemptions made within 12 months.

 ** Class C shares are subject to an ongoing distribution fee and, as a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the
National
     Association of Securities Dealers, Inc.


*** During the fiscal year ended November 30, 1995, the Fund's investment adviser and administrator voluntarily waived portions of its fees in the aggregate amount equal to 0.41% of the value of the Fund's average daily net assets thereby decreasing the amount paid in respect of management fees
     to 0.14% of the value of the Fund's average daily net assets. This had the effect of lowering the Fund's overall expenses and increasing the returns available to investors. If SBMFM had elected not to waive fees and reimburse expenses, the Fund's total operating expenses for Class A,
Class
     C and Class Y shares for the fiscal year ended November 30, 1995 would have been 1.16%, 1.39% and 0.99%, respectively, of the value of the Fund's average daily net assets. As of November 17, 1995, the Fund's investment advisory fee was decreased from 0.35% to 0.30% of the average daily net assets of the Fund.


     The sales charge and CDSC set forth in the above table are the maximum charges imposed on purchases or redemptions of Fund shares and investors actually may pay lower or no charges, depending on the amount purchased and the length of time the shares are held. See "Purchase of Shares" and "Redemption of
Shares." Smith Barney receives an annual 12b-1 service fee of 0.15% of the value of average daily net assets of Class A shares. Smith Barney also receives with respect to Class C shares an annual 12b-1 fee of 0.35% of the value of average

8

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Prospectus Summary (continued)
------------------------------------------------------------------------------
--

daily net assets of that Class, consisting of a 0.20% distribution fee and a 0.15% service fee. The nature of the services for which the Fund pays management fees is described under "Management of the Trust and the Fund." "Other expenses" in the above table includes fees for shareholder services not provided by Smith
Barney, custodial fees, legal and accounting fees, printing costs and registration fees, the costs of regulatory compliance, the costs associated with maintaining the Trust's legal existence and the costs involved in communicating with shareholders of the Fund.



     EXAMPLE The following example is intended to assist an investor in understanding the various costs that an investor in the Fund will bear directly or indirectly. The example assumes payment by the Fund of operating expenses at the levels set forth in the table above. See "Purchase of Shares," "Redemption of Shares" and "Management of the Trust and the Fund."


                                     1 year     3 years     5 years     10
years
===========================================================================
=====
An investor would pay the following
expenses on  $1,000 investment,
assuming(1) 5.00% annual return
and(2) redemption at the end of
each time period:

   Class A                              $28       $43         $61         $111
   Class C                               20        31          54          120
   Class Y                                6        19          32           73
An investor would pay the following
expenses on the same investment,
assuming the same annual return
and no redemption:
   Class A                              $28       $43         $61         $111
   Class C                               10        31          54          120
   Class Y                                6        19          32           73
===========================================================================
=====


     The example also provides a means for the investor to compare expense levels of funds with different fee structures over varying investment periods.
To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, the Fund's actual return will vary and may be greater or less than 5.00%. THIS EXAMPLE SHOULD NOT BE CONSIDERED A
REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE
GREATER OR
LESS THAN THOSE SHOWN.


9

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Financial Highlights
------------------------------------------------------------------------------
-

The following information for the fiscal year ended November 30, 1995 has been audited by KPMG Peat Marwick LLP, independent auditors, whose report thereon appears in the Fund's Annual Report dated November 30, 1995. The following information for the period ended November 30, 1992 and for the fiscal years ended November 30, 1993 and November 30, 1994 has been audited by Coopers &
Lybrand L.L.P., independent auditors. This information should be read in conjunction with the financial statements and related notes that also appear in the Fund's Annual Report, which is incorporated by reference into the Statement of Additional Information.



For a Class A share of beneficial interest outstanding throughout each year:

                                       1995       1994       1993
1992(1)
===========================================================================
=====
Net Asset Value, Beginning of Year    $7.80      $8.50      $8.04       $7.90
------------------------------------------------------------------------------
--
Income (Loss) From Operations:
  Net investment income(2)             0.40       0.39       0.39        0.35
  Net realized and unrealized
   gain (loss)                         0.73      (0.69)      0.46        0.14
------------------------------------------------------------------------------
--
Total Income/(loss) From Operations    1.13      (0.30)      0.85        0.49
------------------------------------------------------------------------------
--
Less Distributions From:
  Net investment income               (0.40)     (0.39)     (0.39)      (0.35)
  Net realized gains                    --       (0.01)       --          --
------------------------------------------------------------------------------
--
Total Distributions                   (0.40)     (0.40)     (0.39)      (0.35)
------------------------------------------------------------------------------
--
Net Asset Value, End of Year          $8.53      $7.80      $8.50       $8.04
------------------------------------------------------------------------------
--
Total Return                          14.85%     (3.65)%    10.70%
6.33%++
------------------------------------------------------------------------------
--
Net Assets, end of year (in 000s)   $26,211    $25,359    $32,514     $10,667
------------------------------------------------------------------------------
--
Ratios to Average Net Assets:
  Expenses(2)                          0.75%      0.75%      0.72%
0.65%+
  Net investment income                4.89       4.73       4.45        4.81+
------------------------------------------------------------------------------
--
Portfolio Turnover Rate                   8%        39%        16%
46%+
===========================================================================
=====


(1)  For the period from December 31, 1991 (inception date) to November 30,
     1992.


(2) The investment adviser has waived all or part of its fees for the three years ended November 30, 1995 and the period ended November 30, 1992. If such fees were not waived, the per share decreases in net investment income
     and expense ratios would be as follows:

                  Per Share Decreases                     Expense Ratios
               In Net Investment Income                Without Fee Waivers
            -------------------------------    -------------------------------
--
            1995     1994     1993     1992      1995    1994     1993    1992
            ----     ----     ----     ----      ----    ----     ----    ----

Class A    $0.03    $0.04    $0.07    $0.11     $1.16%   1.24%    1.49%
2.18%+

++ Total return is not annualized, as it may not be representative of the total return for the year.

 +   Annualized


10

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Financial Highlights (continued)
------------------------------------------------------------------------------
--


For a Class C share of beneficial interest outstanding throughout each year:



                                                            1995       1994(1)
===========================================================================
=====
Net Asset Value, Beginning of Year                         $7.80       $7.76
------------------------------------------------------------------------------
--
Income from investment operations:
  Net investment income(2)                                  0.38        0.01
  Net realized and unrealized
    gain (loss)                                             0.72        0.05**
------------------------------------------------------------------------------
--
Total Income from Operations                                1.10        0.06
------------------------------------------------------------------------------
--
Less Distributions From:
  Net investment income                                    (0.38)      (0.02)
  Net realized gain                                          --          --
------------------------------------------------------------------------------
--
Total Distributions                                        (0.38)      (0.02)
------------------------------------------------------------------------------
--
Net Asset Value, End of Year                               $8.52       $7.80
------------------------------------------------------------------------------
--
Total Return                                               14.36%
0.72%++
------------------------------------------------------------------------------
--
Net Assets, End of Year (in 000s)                         $2,254         $45
------------------------------------------------------------------------------
--
Ratios to Average Net Assets(2)
  Expenses(2)                                               0.98%       0.95%+
  Net investment income                                     4.54        4.53+
------------------------------------------------------------------------------
--
Portfolio turnover rate                                        8%         39%
===========================================================================
=====

(1)  For the period from November 8, 1994 (inception date) to November 30,
1994.

(2)  The investment adviser has waived a part of its fees for the year ended
     November 30, 1995, and the period ended November 30, 1994. If such fees were not waived, the per share decreases in net investment income and expense ratios would be as follows:

               Per Share Decrease                         Expense Ratio
              In Net Investment Income                   Without Fee Waivers
             -------------------------                ------------------------
-
              1995               1994                  1995               1994
              ----               ----                  ----               ----
Class C      $0.03              $0.00*                 1.39%
1.44%+
             -----              -----                  ----               ----


+    Annualized

++ Total return is not annualized, as it may not be representative of the total return for the year.

*    Amount represents less than $0.01 per share.

**   The amount in this caption for each share outstanding throughout the period
     may not acord with the chanage in aggregate gains and losses in the portfollio securities for the period because of the timing of purchases
and
     withdrawals of shares in relation to the fluctuating market values of the portfolio.


11

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Financial Highlights (continued)
------------------------------------------------------------------------------
--


For a Class Y share of beneficial interest outstanding throughout each year:



1995(1)

===========================================================================
=====
Net Asset Value, Beginning of Year                                     $8.39
------------------------------------------------------------------------------
--
Income From Operations:
  Net investment income(2)                                              0.09
  Net realized and unrealized gain                                      0.15
------------------------------------------------------------------------------
--
Total income From Operations                                            0.24
------------------------------------------------------------------------------
--
Less Distributions From:
  Net investment income                                                (0.09)
  Net realized gain                                                      --
------------------------------------------------------------------------------
--
Total Distributions                                                    (0.09)
------------------------------------------------------------------------------
--
Net Asset Value, End of Year (in 000s)                                 $8.54
------------------------------------------------------------------------------
--
Total Return
2.92%++
------------------------------------------------------------------------------
--
Net Assets, end of year (in 000s)                                       $261
------------------------------------------------------------------------------
--
Ratios to Average Net Assets:
  Expenses(2)                                                           0.58%+
  Net investment income                                                  4.74+
------------------------------------------------------------------------------
--
Portfolio Turnover Rate                                                    8%
===========================================================================
=====

(1)  For the period from September 8, 1995 (inception date) to November 30,
     1995.

(2) The investment adviser has waived a part of its fees for the period ended November 30, 1995. If such fees were not waived, the per share decrease in net investment income and expense ratios would be as follows:

                Per Share Decrease                          Expense Ratio
              In Net Investment Income                   Without Fee Waivers
             -------------------------                  ---------------------
                       1995                                      1995
                       ----                                      -----
Class Y               $0.03                                      0.99%+

+   Annualized

++ Total return is not annualized, as it may not be representative of the total return for the year.



12


Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies
------------------------------------------------------------------------------
--


     Set out below is a description of the investment objective and principal investment policies of the Fund. No assurance can be given that the Fund will be able to achieve its investment objective, which may be changed only with the approval of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund's outstanding shares.

     The Fund's investment objective is to provide California investors with as high a level of current income exempt from Federal income taxes and California
State personal income taxes as is consistent with the preservation of principal.
Under normal market conditions, the Fund attempts to invest 100% of its assets in a portfolio of investment grade debt obligations issued by or on behalf of the State of California and other states, territories and possessions of the United States, the District of Columbia and their respective authorities, agencies, instrumentalities and political subdivisions ("Municipal
Obligations"). For purposes of this Prospectus, debt obligations issued by the State of California and its political subdivisions, agencies and public authorities (together with certain other governmental issuers such as the Commonwealth of Puerto Rico), the interest from which debt obligations is, in the opinion of bond counsel to the issuer, excluded from gross income for Federal income tax purposes and exempt from California State personal income tax, are defined as "California Exempt Obligations." The Fund will operate subject to a fundamental investment policy providing that, under normal market conditions, the Fund will invest at least 80% of its net assets in California
Exempt Obligations rated investment grade.


     The Fund is classified as a non-diversified fund under the 1940 Act, which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The Fund intends to conduct its operations, however, so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), which will relieve the Fund of any liability for Federal income tax and California State franchise tax to the extent that its earnings are distributed to shareholders. To qualify as a regulated investment company, the Fund will, among other things, limit its investments so that, at the close of each quarter of the taxable year (a) not more than 25% of the market value of the Fund's total assets will be invested in the securities of a single issuer and (b) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer and the Fund will not own more than 10% of the outstanding voting securities of a single issuer.

     The Fund will invest at least 80% of its total assets in California
Exempt
Obligations rated investment grade, that is, rated no lower than Baa, MIG 3 or



13

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

Prime-1 by Moody's, BBB, SP-2 or A-1 by S&P or BBB or F-1 by Fitch. Up to 20% of the Fund's total assets may be invested in unrated securities that are deemed by
SBMFM to be of a quality comparable to investment grade. The Fund will not invest in California Exempt Obligations that are rated lower than investment grade at the time of purchase. Although California Exempt Obligations rated
Baa
by Moody's, BBB by S&P or BBB by Fitch are considered to be investment grade, they may be viewed as being subject to greater risks than other investment grade securities. California Exempt Obligations rated Baa by Moody's, for example, are considered medium grade obligations that lack outstanding investment characteristics and have speculative characteristics as well. California
Exempt
Obligations rated BBB by S&P are regarded as having an adequate capacity to pay principal and interest. California Exempt Obligations rated BBB by Fitch are deemed to be subject to a higher likelihood that their rating will fall below investment grade than higher rated bonds.

     The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the California Exempt Obligations that they undertake to rate; the ratings are relative and subjective and are not absolute standards of quality.
SBMFM's judgment as to credit quality of a California Exempt Obligation, thus, may differ from that suggested by the ratings published by a rating service. A description of Moody's, S&P and Fitch ratings relevant to the Fund's investments is included as an Appendix to the Statement of Additional Information. The policies of the Fund described above as to ratings of portfolio investments will apply only at the time of the purchase of a security, and the Fund will not be required to dispose of a security in the event Moody's, S&P or Fitch downgrades its assessment of the credit characteristics of the security's issuer.

     California Exempt Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Notes are short-term obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. California Exempt Obligations bear fixed, floating and variable rates of interest, and variations exist in the security of California Exempt Obligations, both within a particular classification and between classifications.

     The yields on, and values of, California Exempt Obligations are dependent on a variety of factors, including general economic and monetary conditions,


14

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

conditions in the California Exempt Obligation markets, size of a particular offering, maturity of the obligation and rating of the issue. Consequently, California Exempt Obligations with the same maturity, coupon and rating may have different yields or values, whereas obligations of the same maturity and coupon with different ratings may have the same yield or value. See "Risk Factors and Special Considerations -- California Exempt Obligations." Issuers of
California
Exempt Obligations may be subject to the provisions of bankruptcy, insolvency and other laws, such as the Federal Bankruptcy Reform Act of 1978, affecting the rights and remedies of creditors. In addition, the obligations of those issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. The possibility also exists that, as a result of litigation or other conditions, the power or ability of any issuer to pay, when due, the principal of, and interest on, its obligations may be materially affected.

     MATURITY OF OBLIGATIONS HELD BY THE FUND

     SBMFM believes that the Fund may offer an attractive investment opportunity for investors seeking a higher effective tax yield than a tax-exempt money market fund or a tax-exempt short-term bond fund and less fluctuation in net asset value than a longer term tax-exempt bond fund. The Fund will normally invest in intermediate maturity securities; the weighted average maturity of the
Fund will normally be not less than three nor more than 10 years. The maximum remaining maturity of the securities in which the Fund will normally invest will be no greater than 20 years.

     PRIVATE ACTIVITY BONDS

     The Fund may invest without limit in California Exempt Obligations that are
"private activity bonds," as defined in the Code, which are in most cases revenue bonds. Private activity bonds generally do not carry the pledge of the credit of the issuing municipality, but are guaranteed by the corporate entity on whose behalf they are issued. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance non-governmental activities is a specific tax preference item for purposes of the Federal individual and corporate alternative minimum taxes. Individual and corporate shareholders may be subject to a Federal alternative minimum tax to the extent the Fund's dividends are derived from interest on these bonds. Dividends derived from interest income on California Exempt Obligations are a "current earnings" adjustment item for purposes of the Federal corporate alternative minimum tax.
See "Dividends, Distributions and Taxes." Private activity bonds held by the



15

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

Fund will be included in the term California Exempt Obligations for purposes of determining compliance with the Fund's policy of investing at least 80% of its total assets in California Exempt Obligations.

     RELATED INSTRUMENTS

     The Fund may invest without limit in California Exempt Obligations that are repayable out of revenues generated from economically related projects or facilities or debt obligations whose issuers are located in the same state.
Sizable investments in these obligations could involve an increased risk to the
Fund should any of the related projects or facilities experience financial difficulties.

     OTHER MISCELLANEOUS POLICIES

     The Fund may invest up to 10% of its net assets in illiquid securities, which term includes securities subject to contractual or other restrictions on resale and other instruments that lack readily available markets. In addition, up to 5% of the value of the Fund's assets may be invested in securities of entities that have been in continuous operation for fewer than three years.

     TYPES OF CALIFORNIA EXEMPT OBLIGATIONS HELD BY THE FUND

     Municipal Leases. The Fund may invest without limit in "municipal leases."
Municipal leases may take the form of a lease or an installment purchase contract issued by state and local government authorities to obtain funds to acquire a wide variety of equipment and facilities such as fire and sanitation vehicles, computer equipment and other capital assets. Interest payments on qualifying municipal leases are exempt from Federal income taxes and state income taxes within the state of issuance. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain
"non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the "non-appropriation" risk, these securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional bonds. Although "non-appropriation" lease obligations are often secured by the underlying property, disposition of the property in the event of foreclosure might prove difficult. The Fund may invest in municipal


16

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

leases without non-appropriation clauses only when the municipality is required to continue the lease under all circumstances except bankruptcy. There is no limitation on the percentage of the Fund's assets that may be invested in municipal lease obligations. In evaluating municipal lease obligations, SBMFM will consider such factors as it deems appropriate, which may include: (a) whether the lease can be canceled; (b) the ability of the lease obligee to direct the sale of the underlying assets; (c) the general creditworthiness of the lease obligor; (d) the likelihood that the municipality will discontinue appropriating funding for the leased property in the event such property is no longer considered essential by the municipality; (e) the legal recourse of the lease obligee in the event of such a failure to appropriate funding; (f) whether the security is backed by a credit enhancement such as insurance; and (g) any limitations which are imposed on the lease obligor's ability to utilize substitute property or services other than those covered by the lease obligation.

     Municipal leases that the Fund may acquire will be both rated and unrated.
Rated leases include those rated investment grade at the time of investment or those issued by issuers whose senior debt is rated investment grade at the time of investment. The Fund may acquire unrated issues that SBMFM deems to be comparable in quality to rated issues in which the Fund is authorized to invest.
A determination that an unrated lease obligation is comparable in quality to a rated lease obligation will be subject to the oversight and approval by the Trust's Board of Trustees.

     Municipal leases held by the Fund will be considered illiquid securities unless the Trust's Board of Trustees determines on an ongoing basis that the leases are readily marketable. An unrated municipal lease with a non-appropriation risk that is backed by an irrevocable bank letter of credit or an insurance policy issued by a bank or insurer deemed by SBMFM to be of high quality and minimal credit risk, will not be deemed to be illiquid solely because the underlying municipal lease is unrated, if SBMFM determines that the lease is readily marketable because it is backed by the letter of credit or insurance policy.

     Zero Coupon Securities. The Fund may invest up to 10% of its assets in zero coupon California Exempt Obligations. Zero coupon California Exempt
Obligations
are generally divided into two categories: pure zero obligations, which are those that pay no interest for their entire life and zero/fixed obligations, which pay no interest for some initial period and thereafter pay interest currently. In the case of a pure zero obligation, the failure to pay interest currently may result from the obligation's having no stated interest rate, in which case the obligation pays only principal at maturity and is issued at a discount from its stated principal amount. A pure zero obligation may, in the



17

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

alternative, provide for a stated interest rate, but provide that no interest is payable until maturity, in which case accrued, unpaid interest on the obligation may be capitalized as incremental principal. The value to the investor of a zero coupon California Exempt Obligation consists of the economic accretion either of the difference between the purchase price and the nominal principal amount (if no interest is stated to accrue) or of accrued, unpaid interest during the California Exempt Obligation's life or payment deferral period.

     Custodial Receipts. The Fund may acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments, or both, on certain California Exempt
Obligations. The underwriter of these certificates or receipts typically purchases California Exempt Obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same general attributes as zero coupon California Exempt Obligations described above.
Although under the terms of a custodial receipt, the Fund would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the Fund could be required to assert through the custodian bank those rights as may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal and/or interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation of the issuer.
In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid.

     California Exempt Obligation Components. The Fund may invest in
California
Exempt Obligations, the interest rate on which has been divided by the issuer into two different and variable components, which together result in a fixed interest rate. Typically, the first of the components (the "Auction
Component")
pays an interest rate that is reset periodically through an auction process, whereas the second of the components (the "Residual Component") pays a residual interest rate based on the difference between the total interest paid by the issuer on the California Exempt Obligation and the auction rate paid on the Auction Component. The Fund may purchase both Auction and Residual Components.

     Because the interest rate paid to holders of Residual Components is generally determined by subtracting the interest rate paid to the holders of



18
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Investment Objective and Management Policies (continued)
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--

Auction Components from a fixed amount, the interest rate paid to Residual
Component holders will decrease as the Auction Component's rate increases and increase as the Auction Component's rate decreases. Moreover, the magnitude of the increases and decreases in market value of Residual Components may be larger than comparable changes in the market value of an equal principal amount of a fixed rate California Exempt Obligation having similar credit quality, redemption provisions and maturity.

     Floating and Variable Rate Instruments. The Fund may purchase floating and variable rate demand notes and bonds, which are California Exempt Obligations normally having a stated maturity in excess of one year, but which permit their holder to demand payment of principal at any time, or at specified intervals.
The maturity of a floating or variable rate demand note or bond will not be deemed shortened by virtue of a demand feature for purposes of calculating the Fund's net asset value or determining its weighted average maturity.


     The issuer of floating and variable rate demand obligations normally has a corresponding right, after a given period, to prepay at its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days' notice to the holders of these obligations. The interest rate on a floating rate demand obligation is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time that rate is adjusted. The interest rate on a variable rate demand obligation is adjusted automatically at specified intervals. Frequently, floating and variable rate obligations are secured by letters of credit or other credit support arrangements provided by banks. Use of letters of credit or other credit support arrangements will not adversely affect the tax-exempt status of these obligations. Because they are direct lending arrangements between the lender and borrower, floating and variable rate obligations will generally not be traded.
In addition, no secondary market generally exists for these obligations, although their holders may demand their payment at face value. For these reasons, when floating and variable rate obligations held by the Fund are not secured by letters of credit or other credit support arrangements, the Fund's right to demand payment is dependent on the ability of the borrower to pay principal and interest on demand. SBMFM, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuers of floating and variable rate demand obligations held by the Fund.


     Participation Interests. The Fund may purchase from financial institutions tax-exempt participation interests in California Exempt Obligations. A participation interest gives the Fund an undivided interest in the California
Exempt Obligation in the proportion that the Fund's participation interest bears



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Intermediate Maturity California Municipals Fund

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--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

to the total amount of the California Exempt Obligation. These instruments may have floating or variable rates of interest. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Trust's Board of Trustees has determined meets certain quality standards, or the payment obligation otherwise will be collateralized by obligations of the United States government or its agencies and instrumentalities ("U.S. government securities"). The Fund will have the right, with respect to certain participation interests, to demand payment, on a specified number of days' notice, for all or any part of the Fund's interest in the California Exempt Obligation, plus accrued interest. The Fund intends to exercise its right with respect to these instruments to demand payment only upon a default under the terms of the California Exempt Obligation or to maintain or improve the quality of its investment portfolio.

     TAXABLE INVESTMENTS

     Under normal conditions, the Fund may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments
(collectively, "Taxable Investments"). In addition, when SBMFM believes that market conditions warrant, the Fund may take a temporary defensive posture and invest without limitation in short-term California Exempt Obligations and Taxable Investments. To the extent the Fund holds Taxable Investments and, under certain market conditions, certain floating and variable rate demand obligations or Auction Components, the Fund may not achieve its investment objective.

     Money market instruments in which the Fund may invest include: U.S.
government securities; tax-exempt notes of municipal issuers rated, at the time of purchase, no lower than MIG 1 by Moody's, SP-1 by S&P or F-1 by Fitch or, if not rated, by issuers having outstanding, unsecured debt then rated within the three highest rating categories; bank obligations (including certificates of deposit, time deposits and bankers' acceptances of domestic banks, domestic savings and loan associations and similar institutions); commercial paper rated no lower than P-1 by Moody's, A-1 by S&P or F-1 by Fitch or the equivalent from another major rating service or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories;
and
repurchase agreements. At no time will the Fund's investments in bank obligations, including time deposits, exceed 25% of the value of its assets.

     U.S. government securities in which the Fund may invest include direct obligations of the United States and obligations issued by U.S. government agencies and instrumentalities. Included among direct obligations of the United
States are Treasury Bills, Treasury Notes and Treasury Bonds, which differ


20
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Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

principally in terms of their maturities. Included among the securities issued by U.S. government agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government
National Mortgage Association certificates); securities that are supported by the right of the issuer to borrow from the United States Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and
Federal Home Loan Mortgage Corporation bonds).

     INVESTMENT TECHNIQUES

     The Fund may employ, among others, the investment techniques described below, which may give rise to taxable income: When-Issued and Delayed-Delivery
Securities. The Fund may purchase securities on a when-issued basis, or may purchase or sell securities for delayed delivery. In when-issued or delayed-delivery transactions, delivery of the securities occurs beyond normal settlement periods, but no payment or delivery will be made by the Fund prior to the actual delivery or payment by the other party to the transaction. The Fund will not accrue income with respect to a when-issued or delayed-delivery security prior to its stated delivery date. The Fund will establish with PNC
Bank, National Association ("PNC"), the Trust's custodian, a segregated account consisting of cash or U.S. government securities in an amount equal to the amount of the when-issued and delayed-delivery purchase commitments. Placing securities rather than cash in a segregated account may have a leveraging effect on the Fund's net assets.


     Stand-by Commitments. The Fund may acquire "stand-by commitments" with respect to California Exempt Obligations held in its portfolio. Under a stand-by commitment, a broker, dealer or bank is obligated to repurchase at the Fund's option specified securities at a specified price and, in this way, stand-by commitments are comparable to put options. Each exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise the rights afforded by the commitments for trading purposes. The Fund anticipates that stand-by commitments will be available from brokers, dealers and banks without the payment of any direct or indirect consideration. The Fund may pay for stand-by commitments if payment is deemed necessary, thus increasing to a degree the cost of the underlying California Exempt Obligation and similarly decreasing the security's yield to investors.





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Intermediate Maturity California Municipals Fund

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--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

     INVESTMENT RESTRICTIONS

     The Trust has adopted certain fundamental investment restrictions with respect to the Fund that may not be changed without approval of a majority (as defined in the 1940 Act) of the Fund's outstanding voting securities. Included among those fundamental restrictions are the following:

     1. The Fund will not purchase securities other than Municipal and California Exempt Obligations and Taxable Investments as those terms are defined in this Prospectus or the Statement of Additional
          Information.

     2. The Fund will not borrow money, except that the Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including
          the meeting of redemption requests and cash payments of dividends and distributions that might otherwise require the untimely disposition of securities, in an amount not to exceed 10% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever the Fund's borrowings exceed 5% of the value of its total assets, the Fund will not make any additional investments.

     3. The Fund will not lend money to other persons, except through purchasing Municipal and California Exempt Obligations or Taxable
          Investments and entering into repurchase agreements in a manner consistent with the Fund's investment objective.

     4. The Fund will not invest more than 25% of the value of its total assets in securities of issuers in any one industry, except that this
          limitation is not applicable to a Fund's investments in U.S.
          government securities.

     5. The Fund will not pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure permitted borrowings.

     Certain other investment restrictions adopted by the Fund are described in the Statement of Additional Information.

     RISK FACTORS AND SPECIAL CONSIDERATIONS

     Investment in the Fund involves risk factors and special considerations, such as those described below:

     California Exempt Obligations. Even though California Exempt Obligations are interest-bearing investments that promise a stable stream of income, their prices are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The values of California
Exempt Obligations with longer remaining maturities typically fluctuate more than those of similarly rated California Exempt Obligations with shorter


22
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Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

remaining maturities such as the Fund intends to hold. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities.

     Opinions relating to the validity of Municipal Obligations and to the exemption of interest on them from Federal income taxes (and, with respect to California Exempt Obligations, to the exemption of interest on them from California state personal income taxes) are rendered by bond counsel to the respective issuers at the time of issuance. Neither the Fund nor SBMFM will review the proceedings relating to the issuance of California Exempt
Obligations
or the basis for opinions of counsel.

     Potential Legislation. In past years, the United States government has enacted various laws that have restricted or diminished the income tax exemption on various types of Municipal Obligations and may enact other similar laws in the future. If any such laws are enacted that would reduce the availability of California Exempt Obligations for investment by the Fund so as to affect the Fund's shareholders adversely, the Trust will reevaluate the Fund's investment objective and policies and might submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of California Exempt Obligation as taxable for Federal income tax purposes, the Fund would treat the security as a permissible Taxable
Investment
within the applicable limits set forth in this Prospectus.

     Unrated Securities. The Fund may invest in unrated securities that SBMFM determines to be of comparable quality to the rated securities in which the Fund may invest. Dealers may not maintain daily markets in unrated securities and retail secondary markets for many of such securities may not exist. As a result, the Fund's ability to sell these securities when SBMFM deems it appropriate may be diminished.

     Municipal Leases. Municipal leases in which the Fund may invest have special risks not normally associated with Municipal Obligations. These obligations frequently contain non-appropriation clauses that provide that the governmental issuer of the obligation need not make future payments under the lease or contract unless money is appropriated for that purpose by a legislative body annually or on another periodic basis. Municipal leases have additional risks because they represent a type of financing that has not yet developed the depth of marketability generally associated with other Municipal Obligations.
Moreover, although a municipal lease will be secured by financed equipment or facilities, the disposition of the equipment or facilities in the event of foreclosure might prove difficult. In addition, in certain instances the tax-exempt status of the municipal lease will not be subject to the legal


23
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Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

opinion of a nationally recognized bond counsel, although in all cases the Fund will require that a municipal lease purchased by the Fund be covered by a legal opinion to the effect that, as of each effective date of the municipal lease, the lease is the valid and binding obligation of the government issuer.


     Municipal leases are also subject to the risk of non-payment. The ability of issuers of municipal leases to make timely lease payments may be adversely impacted in general economic downturns and as relative governmental cost burdens are allocated and reallocated among Federal, state and local governmental units.
Such non-payment would result in a reduction of income to the Fund, and could result in a reduction in the value of the municipal lease experiencing non-payment and a decrease in the net asset value of the Fund. Issuers of municipal securities might seek protection under the bankruptcy laws. In the event of bankruptcy of such an issuer, the Fund could experience delays and limitations with respect to the collection of principal and interest on such municipal leases and the Fund may not, in all circumstances, be able to collect all principal and interest to which it is entitled. To enforce its rights in the event of a default in the lease payments, the Fund may take possession of and manage the assets securing the issuer's obligations on such securities, which may increase the Fund's operating expenses and adversely affect the net asset value of the Fund. Any income derived from the Fund's ownership or operation of such assets may not be tax-exempt. In addition, the Fund's intention to qualify as a "regulated investment company" under the Code may limit the extent to which the Fund may exercise its rights by taking possession of such assets, because as a regulated investment company the Fund is subject to certain limitations on its investments and on the nature of its income.


     Non-Publicly Traded Securities. As suggested above, the Fund may, from time to time, invest a portion of its assets in non-publicly traded California
Exempt
Obligations. Non-publicly traded securities may be less liquid than publicly traded securities. Although non-publicly traded securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid by the Fund.

     When-Issued and Delayed-Delivery Transactions. Securities purchased on a when-issued or delayed-delivery basis may expose the Fund to risk because the securities may experience fluctuations in value prior to their delivery.
Purchasing securities on a when-issued or delayed-delivery basis can involve the additional risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself.

24
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Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

     Non-Diversified Classification. Investment in the Fund, which is classified as a non-diversified fund under the 1940 Act, may present greater risks to investors than an investment in a diversified fund. The investment return on a non-diversified fund typically is dependent upon the performance of a smaller number of securities relative to the number of securities held in a diversified fund. The Fund's assumption of large positions in the obligations of a small number of issuers will affect the value of its portfolio to a greater extent than that of a diversified fund in the event of changes in the financial condition, or in the market's assessment, of the issuers.

     Special Considerations. In seeking to achieve its objective, the Fund may invest without limit in Municipal Obligations which are private activity bonds.
Moreover, although the Fund does not currently intend to do so on a regular basis, it may invest more than 20% of its assets in Municipal Obligations which are repayable out of revenue streams generated from economically related projects or facilities, if such investment is deemed necessary or appropriate by
SBMFM. To the extent the Fund's assets are concentrated in Municipal
Obligations
payable from revenues on economically related projects and facilities, the Fund will be subject to the particular risks presented by such projects to a greater extent than it would be if the Fund's assets were not so concentrated.


     The payment of principal and interest on most securities purchased by the Fund will depend on the ability of the issuers to meet their obligations. The
Fund's portfolio will be affected by general changes in interest rates, which will result in increases or decreases in the value of the obligations held by the Fund. The market value of the obligations in the Fund's portfolio can be expected to vary inversely to changes in prevailing interest rates. On July
15,
1994, Moody's and S&P, citing the State's deteriorating financial position, lowered California's general obligation bond rating from Aa to A1 and from AA to
A+, respectively.


     Investors should be aware that certain California constitutional amendments, legislative measures, executive orders, administrative regulations and voter initiatives could result in certain adverse consequences affecting
California Exempt Obligations. For instance, certain provisions of the California Constitution and statutes that limit the taxing and spending authority of California governmental entities may impair the ability of the issuers of some California Exempt Obligations to maintain debt service on their obligations. Other measures affecting the taxing or spending authority of California or its political sub-divisions may be approved or enacted in the future. Some of the significant financial considerations relating to the Fund's investments in California Exempt Obligations are summarized in the Statement of
Additional Information.


25
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Intermediate Maturity California Municipals Fund

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--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

     PORTFOLIO TRANSACTIONS AND TURNOVER


     The Fund's portfolio securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the Fund for purchases and sales undertaken through principal transactions, although the price paid usually includes an undisclosed compensation to the dealer acting as agent.


     The Fund cannot accurately predict its portfolio turnover rate, but anticipates that the annual turnover will not exceed 100%. An annual turnover rate of 100% would occur if all of the securities held by the Fund are replaced once during a period of one year. SBMFM will not consider turnover rate a limiting factor in making investment decisions consistent with the investment objective and policies of the Fund.

------------------------------------------------------------------------------
--
Valuation of Shares
------------------------------------------------------------------------------
--

     The Fund's net asset value per share is determined as of the close of regular trading on the NYSE on each day that the NYSE is open, by dividing the value of the Fund's net assets attributable to each Class by the total number of shares of that Class outstanding.

     Generally, the Fund's investments are valued at market value or, in the absence of a market value with respect to any securities, at fair value as determined by or under the direction of the Trust's Board of Trustees.
Short-term investments that mature in 60 days or less are valued at amortized cost. Amortized cost involves valuing an investment at its cost initially and, thereafter, assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. Further information regarding the Fund's valuation policies is contained in the Statement of Additional Information.



26
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Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Dividends, Distributions and Taxes
------------------------------------------------------------------------------
--

     DIVIDENDS AND DISTRIBUTIONS


     The Fund declares dividends from its net investment income (that is, income other than net realized capital gains) monthly; dividends ordinarily will be paid on the last Friday of each calendar month to shareholders of record as of three business days prior. The Fund's net realized capital gains, if any, are declared and distributed annually, normally at the end of the calendar year in which earned or at the beginning of the subsequent year.


     If a shareholder does not otherwise instruct, dividends or capital gain distributions will be reinvested automatically in additional shares of the same
Class at net asset value, subject to no sales charge or CDSC. In order to avoid the application of a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gains, the Fund may make a distribution shortly before December 31 of each year of any undistributed ordinary income or capital gains and expects to pay any other distributions as are necessary to avoid the application of this tax.

     The per share dividends on Class C shares of the Fund may be lower than the per share dividends on Class A and Class Y shares principally as a result of the distribution fee applicable with respect to Class C shares. The per share dividends on Class A shares of the Fund may be lower than the per share dividends on Class Y shares principally as a result of the service fee applicable to Class A shares. Distributions of capital gains, if any, will be in the same amount for Class A, Class C and Class Y shares.

     TAXES

     The Fund has qualified and intends to continue to qualify each year as a regulated investment company under the Code. Dividends paid from the Fund's net investment income (other than dividends derived from interest earned on qualifying tax-exempt obligations as described below) and distributions of the Fund's net realized short-term capital gains are taxable to shareholders as ordinary income, regardless of how long shareholders in the Fund have held their shares and whether the dividends or distributions are received in cash or reinvested in additional shares of the Fund. Distributions of the Fund's net realized long-term capital gains will be taxable to shareholders as long-term capital gains, regardless of how long shareholders have held their shares of the
Fund and whether the distributions are received in cash or are reinvested in additional Fund shares. In addition, as a general rule, a shareholder's gain or loss on a sale or redemption of shares of the Fund will be a long-term capital gain or loss if the shareholder has held the shares for more than one year and



27

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Dividends, Distributions and Taxes (continued)
------------------------------------------------------------------------------
--

will be a short-term capital gain or loss if the shareholder has held the shares for one year or less.

     Dividends paid by the Fund that are derived from interest earned on qualifying tax-exempt obligations are expected to be "exempt-interest" dividends that shareholders may exclude from their gross incomes for Federal income tax purposes if the Fund satisfies certain asset percentage requirements. Any exempt- interest dividends of the Fund derived from interest on California
Exempt Obligations, the interest on which is a specific tax preference item for
Federal income tax purposes, will be a specific tax preference item for purposes of the Federal individual and corporate alternative minimum taxes. In addition, all exempt-interest dividends will be a component of the "current earnings" adjustment item for purposes of the Federal corporate alternative minimum income tax and corporate shareholders may incur a larger Federal environmental tax liability through the receipt of Fund dividends and distributions from the Fund.
Dividends of the Fund derived from interest on California Exempt Obligations will be exempt from California State personal income (but not corporate franchise or income) taxes.

     Statements as to the tax status of the dividends and distributions received by shareholders of the Fund are mailed annually. These statements set forth the dollar amount of income excluded from Federal income taxes and the dollar amount, if any, subject to Federal income taxes. Statements from the Fund will also show the dollar amount of income excluded or exempted from California
State
personal income taxes and the dollar amount, if any, subject to these taxes.
These statements will also designate the amount of exempt-interest dividends that are a specific preference item for purposes of the Federal individual and corporate alternative minimum taxes.

     Shareholders of the Fund should consult their tax advisors with specific reference to their own tax situations.

     TAX-EXEMPT INCOME VS. TAXABLE INCOME

     The table below shows California taxpayers who are individuals how to translate Federal and California State tax savings from investments such as the
Fund into an equivalent return from a taxable investment. To the extent that the equivalent taxable yields illustrated in this table are based on an effective tax rate which combines the Federal and California marginal income tax rates, the table is not applicable to individuals who do not pay California State personal income taxes. The yields used below are for illustration only and are


28
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Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Dividends, Distributions and Taxes (continued)
------------------------------------------------------------------------------
--

not intended to represent current or future yields for the Fund, which may be higher or lower than those shown.






A California Tax-Exempt
                                                                     1996
Income Fund Yield
             Taxable Income*           California     Federal      Combined
      Single               Joint          Rate***      Rate         Rate**
2.00%      3.00%      4.00%     5.00%
6.00%
===========================================================================
=========================================================
$       0-24,000           0-40,100       6.00%        15.00%        20.10%
2.50%      3.75%      5.01%
6.26%      7.51%
   24,001-58,150      40,101-96,900       9.30         28.00         34.70
3.06       4.59       6.13      7.66
9.19
  58,151-121,300     96,901-147,700       9.30         31.00         37.42
3.20       4.79       6.39      7.99
9.59
 121,301-263,750    147,701-263,750      10.00         36.00         42.40
3.47       5.21       6.94
8.68      10.42
    over 263,751       over 263,751      10.00         39.60         45.64
3.68       5.52       7.36      9.20
11.04
===========================================================================
=========================================================


California Tax-Exempt
                                                                     1996
Income Fund Yield of:
             Taxable Income*           California    Federal       Combined
      Single               Joint          Rate***      Rate          Rate**

 7.00%         8.00%         9.00%
10.00%
===========================================================================
=========================================================
$       0-24,000           0-40,100       6.00%        15.00%        20.10%

8.76%        10.01%        11.26%
12.52%
   24,001-58,150      40,101-96,900       9.30         28.00         34.70

10.72         12.25         13.78
15.31
  58,151-121,300     96,901-147,700       9.30         31.00         37.42

11.19         12.78         14.38
15.98
 121,301-263,750    147,701-263,750      10.00         36.00         42.40

12.15         13.89         15.63
17.36
    over 263,751       over 263,751      10.00         39.60         45.64

12.88         14.72         16.56
18.40
===========================================================================
=========================================================



  * This amount represents taxable income as defined in the Code. It is assumed that taxable income as defined in the Code is the same as under the California personal income tax law; however, California taxable income may
     differ due to differences in exemptions, itemized deductions, and other items.


** For Federal tax purposes, these combined rates reflect the applicable marginal rates and rate brackets for 1996, including indexing the rate bracket for inflation. These rates include the effect of deducting state and city taxes on your Federal return.


*** These rates represent the highest California personal income tax rates within the applicable Federal income tax brackets for 1996. Where there is
     a difference between the California personal income tax rates for single and married filing joint, an average rate was used.

     The Federal tax rates and California tax rates shown are those in effect for 1996 and are subject to change. The calculations reflected in the table assume that no income will be subject to the Federal alternative minimum taxes.

------------------------------------------------------------------------------
--
Purchase of Shares
------------------------------------------------------------------------------
--

     GENERAL


     The Fund currently offers three Classes of shares. Class A shares are sold to investors with an initial sales charge and Class C shares are sold without an initial sales charge but are subject to a CDSC payable upon certain redemptions.
Class Y shares are sold without an initial sales charge or a CDSC and are available only to investors investing a minimum of $5,000,000 (except, for purchases of Class Y shares by Smith Barney Concert Series, Inc. for which there

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--

is no minimum purchase amount). See "Prospectus Summary -- Alternative
Purchase
Arrangements" for a discussion of factors to consider in selecting which Class of shares to purchase.

     Purchases of Fund shares must by made through a brokerage account maintained with Smith Barney, an Introducing Broker or an investment dealer in the selling group. When purchasing shares of the Fund, investors must specify whether the purchase is for Class A, Class C or Class Y shares. No maintenance fee will be charged by the Fund in connection with a brokerage account through which an investor purchases or holds shares.


     Investors in Class A and Class C shares may open an account by making an initial investment of at least $1,000 for each account in the Fund. Investors in
Class Y shares may open an account by making an initial investment of $5,000,000. Subsequent investments of at least $50 may be made for all Classes.
For participants in the Fund's Systematic Investment Plan, the minimum initial investment requirement for Class A and Class C shares and the subsequent investment requirement for all Classes is $50. There are no minimum investment requirements in Class A shares for employees of Travelers and its subsidiaries, including Smith Barney, Trustees of the Trust and their spouses and children and unitholders who invest distributions from a UIT sponsored by Smith Barney. The Fund reserves the right to waive or change minimums, to decline any order to purchase its shares and to suspend the offering of shares from time to time. Shares purchased will be held in the shareholder's account by the Fund's transfer agent, First Data Investor Services Group,Inc.(the "Transfer Agent"). Share certificates are issued only upon a shareholder's written request to the Transfer Agent.


     Purchase orders received by the Fund or Smith Barney prior to the close of regular trading on the NYSE, on any day the Fund calculates its net asset value, are priced according to the net asset value determined on that day. Orders received by dealers or Introducing Brokers prior to the close of regular trading on the NYSE on any day the Fund calculates its net asset value, are priced according to the net asset value determined on that day, provided the order is received by the Fund or Smith Barney prior to Smith Barney's close of business (the "trade date"). For shares purchased through Smith Barney or Introducing Brokers purchasing through Smith Barney, payment for Fund shares is due on the third business day after the trade date (the "settlement date"). In all other cases, payment must be made with the purchase order.

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--

     SYSTEMATIC INVESTMENT PLAN

     Shareholders may make additions to their accounts at any time by purchasing shares through a service known as the Systematic Investment Plan. Under the Systematic Investment Plan, Smith Barney or the Transfer Agent is authorized through preauthorized transfers of $50 or more to charge the shareholder's account held with a bank or other financial institution on a monthly or quarterly basis as indicated by the shareholder to provide systematic additions to the shareholder's Fund account. A shareholder who has insufficient funds to complete the transfer will be charged a fee of up to $25 by Smith Barney or the
Transfer Agent. The Systematic Investment Plan also authorizes Smith Barney to apply cash held in the shareholder's Smith Barney brokerage account or redeem the shareholder's shares of a Smith Barney money market fund to make additions to the account. Additional information is available from the Fund or a Smith Barney Financial Consultant.

     INITIAL SALES CHARGE ALTERNATIVE -- CLASS A SHARES

     The sales charges applicable to purchases of Class A shares of the Fund are as follows:



Dealers
                             Sales Charge as            Sales Charge as
Reallowance as
Amount of Investment       % of Offering Price       % of Amount Invested
% of Offering Price
===========================================================================
==========================
Less than $500,000                2.00%                       2.04%
1.80%
$500,000 and over                   *                           *
*
===========================================================================
==========================

* Purchases of Class A shares which, when combined with current holdings of Class A shares offered with a sales charge, equal or exceed $500,000 in the
     aggregate, will be made at net asset value without any initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The CDSC on Class A shares is payable to Smith Barney, which compensates Smith Barney Financial Consultants and other dealers whose clients make purchases of $500,000 or more. The CDSC is waived in the same circumstances in which the CDSC applicable to Class C shares is waived. See "Deferred Sales Charge Alternatives" and "Waivers
of
     CDSC."

     Members of the selling group may receive up to 90% of the sales charge and may be deemed to be underwriters of the Fund as defined in the Securities Act of
1933, as amended.

     The $500,000 investment may be met by aggregating the purchases of Class A shares of the Fund made at one time by "any person," which includes an individual, his or her spouse and children, or a trustee or other fiduciary of a single trust estate or single fiduciary account. It may also be met by aggregating the purchase with the net asset value of all Class A shares offered with a sales charge held in funds sponsored by Smith Barney listed under "Exchange Privilege."

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--

     INITIAL SALES CHARGE WAIVERS


     Purchases of Class A shares may be made at net asset value without a sales charge in the following circumstances: (a) sales of Class A shares to Trustees or Directors of any of the Smith Barney Mutual Funds, and employees of Travelers and its subsidiaries and to the immediate families of such persons (including the surviving spouse of a deceased Trustee or employee, and retired Trustees or employees), pension, profit-sharing or other benefit plan for such persons provided such sales are made upon the assurance of the purchaser that the purchase is made for investment purposes and that the securities will not be resold except through redemption or repurchase, or to employees of members of the National Association of Securities Dealers, Inc.; (b) offers of Class A shares to any other investment company in connection with the combination of such company with the Fund by merger, acquisition of assets or otherwise; (c) purchases of Class A shares by any client of a newly employed Smith Barney Financial Consultant (for a period up to 90 days from the commencement of the Financial Consultant's employment with Smith Barney), on the condition the purchase of Class A shares is made with the proceeds of the redemption of shares of a mutual fund which (i) was sponsored by the Financial Consultant's prior employer, (ii) was sold to the client by the Financial Consultant and (iii) was subject to a sales charge; (d) shareholders who have redeemed Class A shares in the Fund (or Class A shares of another fund of the Smith Barney Mutual Funds that are offered with a sales charge equal to or greater than the maximum sales charge of the Fund) and who wish to reinvest their redemption proceeds in the Fund, provided the reinvestment is made within 60 calendar days of the redemption; (e) accounts managed by registered investment advisory subsidiaries of Travelers; and (f) investments of distributions from a UIT sponsored by Smith
Barney. In order to obtain such discounts, the investor must provide sufficient information at the time of purchase to permit verification that the purchase would qualify for the elimination of the sales charge.


     RIGHT OF ACCUMULATION

     Class A shares of the Fund may be purchased by "any person" (as defined above) at net asset value determined by aggregating the dollar amount of the new purchase and the total net asset value of all Class A shares of the Fund and of funds sponsored by Smith Barney which are offered with a sales charge listed under "Exchange Privilege" then held by such person and applying the sales charge applicable to such aggregate. In order to obtain such discount, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for purchase at net asset value. The right of accumulation is subject to modification or discontinuance at any time with respect to all shares purchased thereafter.

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--

     GROUP PURCHASES

     Upon completion of certain automated systems, purchases at net asset value will also be available to employees (and partners) of the same employer purchasing as a group, provided each participant makes the minimum initial investment required. The sales charge, if any, applicable to purchases by each member of such a group will be determined by the table set forth above under "Initial Sales Charge Alternative -- Class A Shares" and will be based upon the aggregate sales of Class A shares of the Smith Barney Mutual Funds offered with a sales charge to, and share holdings of, all members of the group. To be eligible for such purchase at net asset value, all purchases must be pursuant to an employer- or partnership-sanctioned plan meeting certain requirements. One such requirement is that the plan must be open to specified partners or employees of the employer and its subsidiaries, if any. Such plan may, but is not required to, provide for payroll deductions. Smith Barney also may offer net asset value purchases for aggregating related fiduciary accounts under such conditions that Smith Barney will realize economies of sales efforts and sales related expenses. An individual who is a member of a qualified group may also purchase Class A shares at the sales charge applicable to the group as a whole.
The sales charge is based upon the aggregate dollar value of Class A shares offered with a sales charge that have been previously purchased and are still owned by the group, plus the amount of the current purchase. A "qualified group" is one which (a) has been in existence for more than six months, (b) has a purpose other than acquiring Fund shares at a discount and (c) satisfies uniform criteria which enable Smith Barney to realize economies of scale in its costs of distributing shares. A qualified group must have more than 10 members, must be available to arrange for group meetings between representatives of the Fund and the members, and must agree to include sales and other materials related to the
Fund in its publications and mailings to members at no cost to Smith Barney. In order to purchase at net asset value, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for purchase at net asset value. Approval of group purchases at net asset value is subject to the discretion of Smith Barney.

     LETTER OF INTENT


     Class A Shares. A Letter of Intent for amounts of $50,000 or more provides an opportunity for an investor to purchase shares at net asset value by aggregating the investments over a 13 month period, provided that the investor refers to such Letter when placing orders. For purposes of a Letter of Intent, the "Amount of Investment" as referred to in the preceding sales charge table

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--


includes purchases of all Class A shares of the Fund and other Smith Barney Mutual Funds offered with a sales charge over a 13 month period based on the total amount of intended purchases plus the value of all Class A shares previously purchased and still owned. An alternative is to compute the 13 month period starting up to 90 days before the date of execution of a Letter of Intent. Each investment made during the period receives the sales charge applicable to the total amount of the investment goal. If the goal is not achieved within the period, the investor must pay the difference between the sales charges applicable to the purchases made and the charges previously paid, or an appropriate number of escrowed shares will be redeemed. Please contact a Smith Barney Financial Consultant or the Transfer Agent to obtain a Letter of Intent application.

     Class Y Shares. A Letter of Intent may also be used as a way for investors to meet the minimum investment requirement for Class Y shares. Such investors must make an initial minimum purchase of $1,000,000 in Class Y shares of the Fund and agree to purchase a total of $5,000,000 of Class Y shares of the Fund within six months from the date of the Letter. If a total investment of $5,000,000 is not made within the six-month period, all Class Y shares purchased to date will be transferred to Class A shares, where they will be subject to all fees (including a service fee of 0.15%) and expenses applicable to the Fund's Class A shares, which may include a CDSC of 1.00%. The Fund expects that such transfer will not be subject to Federal income taxes. Please contact a Smith Barney Financial Consultant or the Transfer Agent for further information.


     DEFERRED SALES CHARGE ALTERNATIVE


     "CDSC Shares" are sold at net asset value next determined without an initial sales charge so that the full amount of an investor's purchase payment may be immediately invested in the Fund. A CDSC, however, may be imposed on certain redemptions of these shares. "CDSC Shares" are: (a) Class C shares; and
(b) Class A shares which, when combined with Class A shares offered with a sales charge currently held by an investor, equal or exceed $500,000 in the aggregate.

     Any applicable CDSC will be assessed on an amount equal to the lesser of the original cost of the shares being redeemed or their net asset value at the time of redemption. CDSC Shares that are redeemed will not be subject to a CDSC to the extent that the value of such shares represents: (a) capital appreciation of Fund assets; (b) reinvestment of dividends or capital gain distributions; or
(c) shares redeemed more than 12 months after their purchase. CDSC Shares are subject to a 1.00% CDSC if redeemed within 12 months of purchase.

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--

     In determining the applicability of any CDSC, it will be assumed that a redemption is made first of shares representing capital appreciation, next of shares representing the reinvestment of dividends and capital gain distributions, and finally of other shares held by the shareholder for the longest period of time. The length of time that CDSC Shares acquired through an exchange have been held will be calculated from the date that the shares exchanged therefor were initially acquired in one of the other Smith Barney Mutual Funds, and Fund shares being redeemed will be considered to represent, as applicable, capital appreciation or dividend and capital gain distribution reinvestments in such other funds. For Federal income tax purposes, the amount of the CDSC will reduce the gain or increase the loss, as the case may be, on the amount realized on redemption. The amount of any CDSC will be paid to Smith
Barney.

     To provide an example, assume an investor purchased 100 Class C shares at $10 per share for a cost of $1,000. Subsequently, the investor acquired 5 additional shares through dividend reinvestment. During the tenth month after the purchase, the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at
$12 per share). The CDSC would not be applied to the amount which represents appreciation ($200) and the value of the reinvested dividend shares ($60). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 1.00% (the applicable rate for Class C shares) for a total deferred sales charge of $2.40.

     WAIVERS OF CDSC


     The CDSC will be waived on: (a) exchanges (see "Exchange Privilege"); (b) automatic cash withdrawals in amounts equal to or less than 1.00% per month of the value of the shareholder's shares at the time the withdrawal plan commences
(see "Automatic Cash Withdrawal Plan") (provided, however, that automatic cash withdrawals in amounts equal to or less than 2.00% per month of the value of the shareholder's shares will be permitted for withdrawal plans that were established prior to November 7, 1994); (c) redemptions of shares within 12 months following the death or disability of the shareholder; (d) involuntary redemptions; and (e) redemptions of shares in connection with a combination of the Fund with any investment company by merger, acquisition of assets or otherwise. In addition, a shareholder who has redeemed shares from other funds of the Smith Barney Mutual Funds may, under certain circumstances, reinvest all or part of the redemption proceeds within 60 days and receive pro rata credit for any CDSC imposed on the prior redemption.

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--

     CDSC waivers will be granted subject to confirmation (by Smith Barney in the case of shareholders who are also Smith Barney clients or by the Transfer Agent in the case of all other shareholders) of the shareholder's status or holdings, as the case may be.

------------------------------------------------------------------------------
--
Exchange Privilege
------------------------------------------------------------------------------
--

     Except as otherwise noted below, shares of each Class may be exchanged for shares of the same Class in the following funds of the Smith Barney Mutual Funds, to the extent shares are offered for sale in the shareholder's state of residence. Exchanges of Class A and Class C shares are subject to minimum investment requirements and all shares are subject to the other requirements of the fund into which exchanges are made and a sales charge differential may apply.

FUND NAME
------------------------------------------------------------------------------
--

Growth Funds

     Smith Barney Aggressive Growth Fund Inc.
     Smith Barney Appreciation Fund Inc.
     Smith Barney Fundamental Value Fund Inc.
     Smith Barney Growth Opportunity Fund
     Smith Barney Managed Growth Fund
     Smith Barney Natural Resources Fund Inc.
     Smith Barney Special Equities Fund
     Smith Barney Telecommunications Growth Fund

Growth and Income Funds

     Smith Barney Convertible Fund
     Smith Barney Funds, Inc. -- Equity Income Portfolio
     Smith Barney Growth and Income Fund
     Smith Barney Premium Total Return Fund
     Smith Barney Strategic Investors Fund
     Smith Barney Utilities Fund

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Exchange Privilege (continued)
------------------------------------------------------------------------------
--

Taxable-Fixed Income Funds

    *Smith Barney Adjustable Rate Government Income Fund
     Smith Barney Diversified Strategic Income Fund
     Smith Barney Funds, Inc. -- Income Return Account Portfolio
    *Smith Barney Funds, Inc. -- Short-Term U.S. Treasury Securities Portfolio
     Smith Barney Funds, Inc. -- U.S. Government Securities Portfolio
     Smith Barney Government Securities Fund
     Smith Barney High Income Fund
     Smith Barney Investment Grade Bond Fund
     Smith Barney Managed Governments Fund Inc.

Tax-Exempt Funds

     Smith Barney Arizona Municipals Fund Inc.
     Smith Barney California Municipals Fund Inc.
     Smith Barney Intermediate Maturity New York Municipals Fund
     Smith Barney Managed Municipals Fund Inc.
     Smith Barney Massachusetts Municipals Fund
     Smith Barney Muni Funds -- Florida Limited Term Portfolio
     Smith Barney Muni Funds -- Florida Portfolio
     Smith Barney Muni Funds -- Georgia Portfolio
    *Smith Barney Muni Funds-- Limited Term Portfolio
     Smith Barney Muni Funds-- National Portfolio
     Smith Barney Muni Funds-- New York Portfolio
     Smith Barney Muni Funds-- Ohio Portfolio
     Smith Barney Muni Funds-- Pennsylvania Portfolio
     Smith Barney New Jersey Municipals Fund Inc.
     Smith Barney Oregon Municipals Fund
     Smith Barney Tax-Exempt Income Fund

International Funds

     Smith Barney World Funds, Inc. - Emerging Markets Portfolio
     Smith Barney World Funds, Inc. - European Portfolio
     Smith Barney World Funds, Inc. - Global Government Bond Portfolio Smith Barney World Funds, Inc. - International Balanced Portfolio Smith Barney World Funds, Inc. - International Equity Portfolio Smith Barney World Funds, Inc. - Pacific Portfolio

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Exchange Privilege (continued)
------------------------------------------------------------------------------
--


Smith Barney Concert Series Inc.

     Smith Barney Concert Series Inc. -- High Growth Portfolio Smith Barney Concert Series Inc. -- Growth Portfolio
     Smith Barney Concert Series Inc. -- Balanced Portfolio Smith Barney Concert Series Inc. -- Conservative Portfolio Smith Barney Concert Series Inc. -- Income Portfolio


Money Market Funds

   **Smith Barney Exchange Reserve Fund
    *Smith Barney Money Funds, Inc. -- Cash Portfolio
    *Smith Barney Money Funds, Inc. -- Government Portfolio ***Smith Barney Money Funds, Inc. -- Retirement Portfolio
    *Smith Barney Municipal Money Market Fund, Inc.
    *Smith Barney Muni Funds -- California Money Market Portfolio *Smith Barney Muni Funds -- New York Money Market Portfolio

--------------
  *  Available for exchange with Class A, Class C and Class Y shares of the
     Fund.
 **  Available for exchange with Class C shares of the Fund.
***  Available for exchange with Class A shares of the Fund.


     Class A Exchanges. Class A shares of the Smith Barney Mutual Funds sold without a sales charge or with a maximum sales charge of less than the maximum charged by other Smith Barney Mutual Funds will be subject to the appropriate "sales charge differential" upon the exchange of such shares for Class A shares of a fund sold with a higher sales charge. The "sales charge differential" is limited to a percentage rate no greater than the excess of the sales charge rate applicable to purchases of shares of the mutual fund being acquired in the exchange over the sales charge rate(s) actually paid on the mutual fund shares relinquished in the exchange and on any predecessor of those shares. For purposes of the exchange privilege, shares obtained through automatic reinvestment of dividends and capital gain distributions are treated as having paid the same sales charges applicable to the shares on which the dividends or distributions were paid; however, if no sales charge was imposed upon the initial purchase of the shares, any shares obtained through automatic reinvestment will be subject to a sales charge differential upon exchange. Class
A shares held in the Fund prior to November 7, 1994, will be deemed to have paid a maximum sales charge of 2.00% for exchange purposes.

     Class C Exchanges. Upon an exchange, the new Class C shares will be deemed to have been purchased on the same date as the Class C shares of the Fund that have been exchanged.

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Exchange Privilege (continued)
------------------------------------------------------------------------------
--

     Class Y Exchanges. Class Y shareholders of the Fund who wish to exchange all or a portion of their Class Y shares for Class Y shares in any of the funds identified above may do so without imposition of any charge.


     Additional Information Regarding the Exchange Privilege. Although the exchange privilege is an important benefit, excessive exchange transactions can be detrimental to the Fund's performance and its shareholders. SBMFM may determine that a pattern of frequent exchanges is excessive and contrary to the best interests of the Fund's other shareholders. In this event, the Fund may, at its discretion, decide to limit additional purchases and/or exchanges by the shareholder. Upon such a determination, the Fund will provide notice in writing or by telephone to the shareholder at least 15 days prior to suspending the exchange privilege and during the 15 day period the shareholder will be required to (a) redeem his or her shares in the Fund or (b) remain invested in the Fund or exchange into any of the Smith Barney Mutual Funds ordinarily available, which position the shareholder would expect to maintain for a significant period of time. All relevant factors will be considered in determining what constitutes an abusive pattern of exchanges.

     Certain shareholders may be able to exchange shares by telephone. See "Redemption of Shares--Telephone Redemption and Exchange Program." Exchanges will be processed at the net asset value next determined, plus any applicable sales charge differential. Redemption procedures discussed below are also applicable for exchanging shares, and exchanges will be made upon receipt of all supporting documents in proper form. If the account registration of the shares of the fund being acquired is identical to the registration of the shares of the fund exchanged, no signature guarantee is required. A capital gain or loss for tax purposes will be realized upon the exchange, depending upon the cost or other basis of shares redeemed. Before exchanging shares, investors should read the current prospectus describing the shares to be acquired. The Fund reserves the right to modify or discontinue exchange privileges upon 60 days' prior notice to shareholders.


------------------------------------------------------------------------------
--
Redemption of Shares
------------------------------------------------------------------------------
--

     The Fund is required to redeem the shares of the Fund tendered to it, as described below, at a redemption price equal to the net asset value per share next determined after receipt of a written request in proper form at no charge other than any applicable CDSC. Redemption requests received after the close of regular trading on the NYSE are priced at the net asset value next determined.

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Redemption of Shares (continued)
------------------------------------------------------------------------------
--


     If a shareholder holds shares in more than one Class, any request for redemption must specify the Class being redeemed. In the event of a failure to specify which Class, or if the investor owns fewer shares of the Class than specified, the redemption request will be delayed until the Transfer Agent receives further instructions from Smith Barney, or if the shareholder's account is not with Smith Barney, from the shareholder directly. The redemption proceeds will be remitted on or before the third day following receipt of proper tender, except on any day on which the NYSE is closed or as permitted under the 1940 Act in extraordinary circumstances. Generally, if the redemption proceeds are remitted to a Smith Barney brokerage account, these funds will not be invested for the shareholder's benefit without specific instruction and Smith Barney will benefit from the use of temporarily uninvested funds. Redemption proceeds for shares purchased by check, other than a certified or official bank check, will be remitted upon clearance of the check, which may take up to ten days or more.


     Shares held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. Shares other than those held by Smith Barney as custodian may be redeemed through an investor's Financial Consultant, Introducing Broker or dealer in the selling group or by submitting a written request for redemption to:

     Smith Barney Intermediate Maturity California Municipals Fund Class A, C or Y (please specify)
     c/o First Data Investor Services Group, Inc.
     P.O. Box 9134
     Boston, Massachusetts 02205-9134


     A written redemption request must (a) state the Class and number or dollar amount of shares to be redeemed, (b) identify the shareholder's account number and (c) be signed by each registered owner exactly as the shares are registered.
If the shares to be redeemed were issued in certificate form, the certificates must be endorsed for transfer (or be accompanied by an endorsed stock power) and must be submitted to the Transfer Agent together with the redemption request. Any signature required in connection with a redemption request in excess of $2,000 must be guaranteed by an eligible guarantor institution such as a domestic bank, savings and loan institution, domestic credit union, member bank of the Federal Reserve System or member firm of a national securities exchange.
Written redemption requests of $2,000 or less do not require a signature guarantee unless more than one such redemption request is made in a 10-day period. The Transfer Agent may require additional supporting documents for redemptions made by corporations, executors, administrators, trustees or

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Redemption of Shares (continued)
------------------------------------------------------------------------------
--

guardians. A redemption request will not be deemed properly received until the Transfer Agent receives all required documents in proper form.

     TELEPHONE REDEMPTION AND EXCHANGE PROGRAM FOR
     SHAREHOLDERS WHO DO NOT HAVE A SMITH BARNEY BROKERAGE
     ACCOUNT

     Certain shareholders may be eligible to redeem and exchange Fund shares by telephone. To determine if a shareholder is entitled to participate in this program, he or she should contact the Transfer Agent at (800) 451-2010. Once eligibility is confirmed, the shareholder must complete and return a Telephone/Wire Authorization form, including a signature guarantee, that will be provided by the Transfer Agent upon request. (Alternatively, an investor may authorize telephone redemptions on the new account application with a signature guarantee when making his/her initial investment in the Fund.)

     Redemptions. Redemption requests of up to $10,000 of any class or classes of the Fund's shares may be made by eligible shareholders by calling the Transfer Agent at (800) 451-2010. Such request may be made between 9:00 a.m. and
4:00 p.m. (New York City time) on any day the NYSE is open. Redemptions of shares (i) by retirement plans or (ii) for which certificates have been issued are not permitted under this program.


     A shareholder will have the option of having the redemption proceeds mailed to his/her address of record or wired to a bank account predesignated by the shareholder. Generally, redemption proceeds will be mailed or wired, as the case may be, on the next business day following the redemption request. In order to use the wire procedures, the bank receiving the proceeds must be a member of the
Federal Reserve System or have a correspondent relationship with a member bank.
The Fund reserves the right to charge shareholders a nominal fee for each wire redemption. Such charges, if any, will be assessed against the shareholder's account from which shares were redeemed. In order to change the bank account designated to receive redemption proceeds, a shareholder must complete a new Telephone/Wire Authorization Form and, for the protection of the shareholder's assets, will be required to provide a signature guarantee and certain other documentation.


     Exchanges. Eligible shareholders may make exchanges by telephone if the account registration of the fund being acquired is identical to the registration of the shares of the fund exchanged. Such exchange requests may be made by calling the Transfer Agent at (800) 451-2010 between 9:00 a.m. and 4:00 p.m. (New York City time) on any day on which the NYSE is open.

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Redemption of Shares (continued)
------------------------------------------------------------------------------
--

     Additional Information regarding Telephone Redemption and Exchange
Program.
Neither the Fund nor its agents will be liable for following instructions communicated by telephone that are reasonably believed to be genuine. The Fund and its agents will employ procedures designed to verify the identity of the caller and legitimacy of instructions (for example, a shareholder's name and account number will be required and phone calls may be recorded). The Fund reserves the right to suspend, modify or discontinue the telephone redemption and exchange program or to impose a charge for this service at any time following at least seven (7) days' prior notice to shareholders.

     AUTOMATIC CASH WITHDRAWAL PLAN


     The Fund offers shareholders an automatic cash withdrawal plan, under which shareholders who own shares with a value of at least $10,000 may elect to receive periodic cash payments of at least $50 monthly or quarterly. Retirement plan accounts are eligible for automatic cash withdrawal plans only where the shareholder is eligible to receive qualified distributions and has an account value of at least $5,000. The withdrawal plan will be carried over on exchanges between funds or Classes of the Fund. Any applicable CDSC will not be waived on amounts withdrawn by a shareholder that exceed 1.00% per month of the value of the shareholder's shares subject to the CDSC at the time the withdrawal plan commences. (With respect to withdrawal plans in effect prior to November 7, 1994, any applicable CDSC will be waived on amounts withdrawn that do not exceed
2.00% per month of the value of a shareholder's shares subject to the CDSC.) For further information regarding the automatic cash withdrawal plan, shareholders should contact a Smith Barney Financial Consultant.


------------------------------------------------------------------------------
--
Minimum Account Size
------------------------------------------------------------------------------
--

     The Fund reserves the right to involuntarily liquidate any shareholder's account in the Fund if the aggregate net asset value of the shares held in the Fund account is less than $500. (If a shareholder has more than one account in this Fund, each account must satisfy the minimum account size.) The Fund, however, will not redeem shares based solely on market reductions in net asset value. Before the Fund exercises such right, shareholders will receive written notice and will be permitted 60 days to bring accounts up to the minimum to avoid automatic redemption.

Smith Barney
Intermediate Maturity California Municipals Fund


------------------------------------------------------------------------------
--
Performance
------------------------------------------------------------------------------
--


     TOTAL RETURN

     From time to time, the Fund may include its total return, average annual total return and current dividend return in advertisements and/or other types of sales literature. THESE FIGURES ARE COMPUTED SEPARATELY FOR CLASS A, CLASS C AND
CLASS Y SHARES OF THE FUND. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS
AND
ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. Total return is computed for a specific period of time assuming deduction of the maximum sales charge, if any, from the initial amount invested and reinvestment of all income dividends and capital gain distributions on the reinvestment dates at prices calculated as stated in this Prospectus, then dividing the value of the investment at the end of the period so calculated by the initial amount invested and subtracting 100%.
The standard average annual total return, as prescribed by the SEC, is derived from this total return, which provides the ending redeemable value. Such standard total return information may also be accompanied with nonstandard total return information for differing periods computed in the same manner but without annualizing the total return or taking sales charges into account. The Fund calculates current dividend return for each Class by annualizing the most recent monthly distribution and dividing by the net asset value or the maximum public offering price (including sales charge) on the last day of the period for which current dividend return is presented. The current dividend return for each Class may vary from time to time depending on market conditions, the composition of its investment portfolio and operating expenses. These factors and possible differences in the methods used in calculating current dividend return should be considered when comparing a Class' current return to yields published for other investment companies and other investment vehicles. The Fund may also include comparative performance information in advertising or marketing its shares. Such performance information may include data from Lipper Analytical Services, Inc. or similar independent services that monitor the performance of mutual funds or other industry publications.

------------------------------------------------------------------------------
--
Management of the Trust and the Fund
------------------------------------------------------------------------------
--

     BOARD OF TRUSTEES


     Overall responsibility for management and supervision of the Trust and the
Fund rests with the Trust's Board of Trustees. The Trustees approve all significant agreements between the Trust and the persons and companies that furnish services to the Fund, including agreements with the Fund's investment adviser and administrator, distributor, custodian and transfer agent. The day-to-day operations of the Fund have been delegated to the Fund's investment

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Management of the Trust and the Fund (continued)
------------------------------------------------------------------------------
--

adviser and administrator. The Statement of Additional Information contains background information regarding each Trustee of the Trust and the executive officers of the Fund.

     INVESTMENT ADVISOR AND ADMINISTRATOR -- SBMFM


     SBMFM, located at 388 Greenwich Street, New York, New York 10013, serves as the Fund's investment adviser pursuant to a transfer of the investment advisory agreement, most recently approved by the Trust's Board of Trustees on July 19, 1995. SBMFM (through predecessor entities) has been in the investment counseling business since 1934 and is a registered investment adviser. SBMFM renders investment advice to investment companies that had aggregate assets under management as of February 28, 1996 in excess of $75.85 billion.

     Subject to the supervision and direction of the Trust's Board of Trustees,
SBMFM manages the Fund's portfolio in accordance with the Fund's stated investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities and employs professional portfolio managers and securities analysts who provide research services to the Fund. For investment advisory services rendered to the Fund, the Fund pays SBMFM a fee at the annual rate of 0.30% of the value of the Fund's average daily net assets. Prior to November 17, 1995, the Fund paid SBMFM an investment advisory fee at the annual rate of 0.35% of the value of the Fund's average daily net assets. For the fiscal year ended November 30, 1995, the Fund paid investment advisory fees to SBMFM in an amount equal to 0.09% of the Fund's average daily net assets. During the same period, the Fund's investment adviser waived investment advisory fees in an amount equal to 0.26% of the value of the Fund's average daily net assets.

     SBMFM also serves as the Fund's administrator and oversees all aspects of the Fund's administration. For administration services rendered to the Fund, the
Fund pays SBMFM a fee at the annual rate of 0.20% of the value of the Fund's average daily net assets. For the fiscal year ended November 30, 1995, the Fund paid an administration fee of 0.05% of the value of its average daily net assets and the administrator voluntarily waived administration fees in an amount equal to 0.15% of the value of the Fund's average daily net assets.


     Prior to July 10, 1995, The Boston Company Advisors, Inc. ("Boston Advisors") served as the Fund's sub-administrator. Under a sub-administration agreement dated July 20, 1994, Boston Advisors was paid a portion of the administration fee paid by the Fund to SBMFM at a rate agreed upon from time to time between Boston Advisors and SBMFM.

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Management of the Trust and the Fund (continued)
------------------------------------------------------------------------------
--

     PORTFOLIO MANAGEMENT


     Joseph P. Deane, an Investment Officer of SBMFM, has served as Vice President and Investment Officer of the Fund since it commenced operations on December 31, 1991, and manages the day-to-day operations of the Fund, including making all investment decisions.


     Management's discussion and analysis, and additional performance information regarding the Fund during the fiscal year ended November 30, 1995, is included in the Annual Report dated November 30, 1995. A copy of the Annual Report may be obtained upon request without charge from a Smith Barney Financial
Consultant or by writing or calling the Fund at the address or phone number listed on page one of this Prospectus.

------------------------------------------------------------------------------
--
Distributor
------------------------------------------------------------------------------
--

     Smith Barney is located at 388 Greenwich Street, New York, New York
10013.
Smith Barney distributes shares of the Fund as principal underwriter and as such conducts a continuous offering pursuant to a "best efforts" arrangement requiring Smith Barney to take and pay for only such securities as may be sold to the public. Pursuant to a plan of distribution adopted by the Fund under Rule
12b-1 under the 1940 Act (the "Plan"), Smith Barney is paid a service fee with respect to Class A and Class C shares of the Fund at the annual rate of 0.15% of the average daily net assets of the respective Class. Smith Barney is also paid a distribution fee with respect to Class C shares at the annual rate of 0.20% of the average daily net assets attributable to that Class. The fees are used by Smith Barney to pay its Financial Consultants for servicing shareholder accounts and, in the case of Class C shares, to cover expenses primarily intended to result in the sale of those shares. These expenses include: advertising expenses; the cost of printing and mailing prospectuses to potential investors;
payments to and expenses of Smith Barney Financial Consultants and other persons who provide support services in connection with the distribution of shares; interest and/or carrying charges; and indirect and overhead costs of Smith Barney associated with the sale of Fund shares, including lease, utility, communications and sales promotion expenses.

     The payments to Smith Barney Financial Consultants for selling shares of a
Class include a commission or fee paid by the investor or Smith Barney at the time of sale and, with respect to Class C shares, a continuing fee for servicing shareholder accounts for as long as a shareholder remains a holder of that Class. Smith Barney Financial Consultants may receive different levels of compensation for selling different Classes of shares.

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Distributor (continued)
------------------------------------------------------------------------------
--


     Payments under the Plan with respect to Class C shares are not tied exclusively to the shareholder distribution and service expenses actually incurred by Smith Barney, and the payments may exceed expenses actually incurred by Smith Barney. The Trust's Board of Trustees will evaluate the appropriateness of the Plan and its payment terms with respect to the Fund on a continuing basis and in doing so will consider all relevant factors, including expenses borne by
Smith Barney and amounts it receives under the Plan.


------------------------------------------------------------------------------
--
Additional Information
------------------------------------------------------------------------------
--


     The Trust was organized on October 17, 1991 under the laws of the Commonwealth of Massachusetts and is a business entity commonly known as a "Massachusetts business trust."


     Each Class of the Fund represents an identical interest in the Fund's investment portfolio. As a result, the Classes have the same rights, privileges and preferences, except with respect to: (a) the designation of each Class;
(b)
the effect of the respective sales charges for each Class; (c) the distribution and/or service fees borne by each Class pursuant to the Plan; (d) the expenses allocable exclusively to each Class; (e) voting rights on matters exclusively affecting a single Class; and (f) the exchange privilege of each Class. The Trust's Board of Trustees does not anticipate that there will be any conflicts among the interests of the holders of the different Classes. The Trustees, on an ongoing basis, will consider whether any such conflict exists and, if so, take appropriate action.

     When matters are submitted for shareholder vote, shareholders of each Class will have one vote for each full share owned and a proportionate, fractional vote for any fractional share held of that Class. Generally, shares of the Fund will be voted on a Fund-wide basis on all matters except matters affecting only the interests of one Class, in which case only shares of the affected Class would be entitled to vote.

     The Fund does not hold annual shareholder meetings. There normally will be no meetings of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholders' meeting for the election of Trustees.

     Shareholders of record of not less than two-thirds of the outstanding shares of the Trust may remove a Trustee through a declaration in writing or by vote cast in person or by proxy at a meeting called for that purpose. The Trustees will call a meeting for any purpose upon written request of shareholders holding at least 10% of the Trust's outstanding shares and the

Smith Barney
Intermediate Maturity California Municipals Fund

------------------------------------------------------------------------------
--
Additional Information (continued)
------------------------------------------------------------------------------
--

Trust will assist shareholders in calling such a meeting as required by the
1940
Act.

     PNC, located at 17th and Chestnut Streets, Philadelphia, Pennsylvania, serves as custodian of the Fund's investments.

     The Transfer Agent is located at Exchange Place, Boston, Massachusetts
02109.

     The Fund sends shareholders a semi-annual report and an audited annual report, each of which includes a listing of investment securities held by the Fund. In an effort to reduce the Fund's printing and mailing costs, the Fund plans to consolidate the mailing of its semi-annual and annual reports by household. This consolidation means that a household having multiple accounts with the identical address of record will receive a single copy of each report.
In addition, the Fund also plans to consolidate the mailing of its Prospectus so that a shareholder having multiple accounts will receive a single Prospectus annually. Shareholders who do not want this consolidation to apply to their accounts should contact their Smith Barney Financial Consultant or the Transfer
Agent.

                                                                    SMITH
BARNEY
                                                                    ----------
--

                                               A Member of TravelersGroup
[LOGO]




                                                                    Smith
Barney

                                                           Intermediate
Maturity

                                                           California
Municipals


Fund


                                                            388 Greenwich
Street
                                                        New York, New York
10013




                                                                     FD0220
3/96



PROSPECTUS
                                                                    SMITH
BARNEY



Intermediate


Maturity

                                                                        New
York


Municipals


Fund



                                                                  March 22,
1996



                                                   Prospectus begins on page
one



[Logo] Smith Barney Mutual Funds
       Investing for your future.
       Every day.

Smith Barney
Intermediate Maturity New York Municipals Fund


------------------------------------------------------------------------------
--
Prospectus                                                        March 22,
1996
------------------------------------------------------------------------------
--


     388 Greenwich Street
     New York, New York 10013
     (212) 723-9218



     Smith Barney Intermediate Maturity New York Municipals Fund (the "Fund") seeks to provide New York investors with as high a level of current income exempt from Federal income taxes and New York State and New York City personal income tax as is consistent with preservation of principal. The Fund invests primarily in investment grade obligations issued by the State of New York and its political subdivisions, agencies and public authorities. The Fund is one of a number of funds, each having distinct investment objectives and policies making up the Smith Barney Investment Trust (the "Trust"). The Trust is an open-end management investment company commonly referred to as a mutual fund.

     This Prospectus sets forth concisely certain information about the Fund, including sales charges and service and distribution fees and expenses, that prospective investors will find helpful in making an investment decision. Investors are encouraged to read this Prospectus carefully and retain it for future reference. Shares of the other funds offered by the Trust are described in separate prospectuses which may be obtained by calling or writing the Trust at the telephone number or address set forth above or by contacting a Smith Barney
Financial Consultant.

     Additional information about the Fund and the Trust is contained in a Statement of Additional Information dated March 22, 1996, as amended or supplemented from time to time, that is available upon request and without charge by calling or writing the Trust at the telephone number or address set forth above or by contacting a Smith Barney Financial Consultant. The Statement of Additional Information has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference into this Prospectus in its entirety.


Smith Barney Inc.
Distributor

Smith Barney Mutual Funds Management Inc.
Investment Adviser and Administrator

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
CONTRARY IS A
CRIMINAL OFFENSE.

Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Table of Contents
------------------------------------------------------------------------------
--

Prospectus Summary
3
------------------------------------------------------------------------------
--
Financial Highlights
10
------------------------------------------------------------------------------
--
Investment Objective and Management Policies
14
------------------------------------------------------------------------------
--
Valuation of Shares
27
------------------------------------------------------------------------------
--
Dividends, Distributions and Taxes
28
------------------------------------------------------------------------------
--
Purchase of Shares
31
------------------------------------------------------------------------------
--
Exchange Privilege
37
------------------------------------------------------------------------------
--
Redemption of Shares
40
------------------------------------------------------------------------------
--
Minimum Account Size
43
------------------------------------------------------------------------------
--
Performance
44
------------------------------------------------------------------------------
--
Management of the Trust and the Fund
44
------------------------------------------------------------------------------
--
Distributor
46
------------------------------------------------------------------------------
--
Additional Information
47
------------------------------------------------------------------------------
--

===========================================================================
=====

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund or the distributor. This Prospectus does not constitute an offer by the Fund or the distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

===========================================================================
=====

Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Prospectus Summary
------------------------------------------------------------------------------
--

The following summary is qualified in its entirety by detailed information appearing elsewhere in this Prospectus and in the Statement of Additional Information. Cross references in this summary are to headings in the Prospectus.
See "Table of Contents."


INVESTMENT OBJECTIVE. The Fund is a non-diversified intermediate-term municipal bond fund that seeks to provide New York investors with as high a level of current income exempt from Federal income taxes and New York State and New York
City personal income tax as is consistent with the preservation of principal. The Fund invests primarily in investment-grade obligations issued by the State of New York and its political subdivisions, agencies and public authorities. The weighted average maturity of the Fund's portfolio securities will normally not be less than three nor more than 10 years. The maximum remaining maturity of the securities in which the Fund will normally invest will be no greater than 20 years. See "Investment Objective and Management Policies."


ALTERNATIVE PURCHASE ARRANGEMENTS. The Fund offers three classes of shares ("Classes") to investors designed to provide them with the flexibility of selecting an investment best suited to their needs. The general public is offered two Classes of shares: Class A shares and Class C shares, which differ principally in terms of sales charges and rates of expenses to which they are subject. A third Class of shares, Class Y shares, is offered only to investors meeting an initial investment minimum of $5,000,000. See "Purchase of Shares" and "Redemption of Shares."

     Class A Shares. Class A shares are sold at net asset value plus an initial sales charge of 2.00% and are subject to an annual service fee of 0.15% of the average daily net assets of the Class. The initial sales charge may be waived for certain purchases. Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a contingent deferred sales charge ("CDSC") of 1.00% on redemptions made within 12 months of purchase. See "Prospectus Summary
-- No Initial Sales Charge."

     Class C Shares. Class C shares are sold at net asset value with no initial sales charge. They are subject to an annual service fee of 0.15% and an annual distribution fee of 0.20% of the average daily net assets of the Class, and investors pay a CDSC of 1.00% if they redeem Class C shares within 12 months of purchase. The CDSC may be waived for certain redemptions. The Class C shares' distribution fee may cause that Class to have higher expenses and pay


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Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Prospectus Summary (continued)
------------------------------------------------------------------------------
--

lower dividends than Class A shares. Purchases of the Fund shares, which when combined with current holdings of Class C shares of the Fund equal or exceed $500,000 in the aggregate, should be made in Class A shares at net asset value with no sales charge, and will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase.

     Class Y Shares. Class Y shares are available only to investors meeting an initial investment minimum of $5,000,000. Class Y shares are sold at net asset value with no initial sales charge or CDSC. They are not subject to any service or distribution fees.

     In deciding which Class of Fund shares to purchase, investors should consider the following factors, as well as any other relevant facts and circumstances:

     Intended Holding Period. The decision as to which Class of shares is more beneficial to an investor depends on the amount and intended length of his or her investment. Shareholders who are planning to establish a program of regular investment may wish to consider Class A shares; as the investment accumulates shareholders may qualify to purchase shares without an initial sales charge and the shares are subject to lower ongoing expenses over the term of the investment. As an alternative, Class C shares are sold without any initial sales charge so the entire purchase price is immediately invested in the Fund. Any investment return on these additional invested amounts may partially or wholly offset the higher annual expenses of this Class. Because the Fund's future return cannot be predicted, however, there can be no assurance that this would be the case. Finally, investors should consider the effect of the CDSC period in the context of their own investment time frame.

     Investors investing a minimum of $5,000,000 must purchase Class Y shares, which are not subject to an initial sales charge, CDSC or service or distribution fees. The maximum purchase amount for Class A shares is $4,999,999 and Class C shares is $499,999. There is no maximum purchase amount for Class Y shares.

     No Initial Sales Charge. The initial sales charge on Class A shares may be waived for certain eligible purchasers, and the entire purchase price would be immediately invested in the Fund. In addition, Class A share purchases, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The $500,000 aggregate investment may be met by adding the purchase to the net asset value of all Class A shares offered with a sales charge held in funds sponsored by Smith Barney Inc. ("Smith

Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Prospectus Summary (continued)
------------------------------------------------------------------------------
--

Barney") listed under "Exchange Privilege." See "Purchase of Shares." Because the ongoing expenses of Class A shares may be lower than those for Class C shares, purchasers eligible to purchase Class A shares at net asset value should consider doing so.

     Smith Barney Financial Consultants may receive different compensation for selling each Class of shares. Investors should understand that the purpose of the CDSC on the Class C shares is the same as that of the initial sales charge on the Class A shares.

     See "Purchase of Shares" and "Management of the Trust and the Fund" for a complete description of the sales charges and service and distribution fees for each Class of shares and "Valuation of Shares," "Dividends, Distributions and Taxes" and "Exchange Privilege" for other differences between the Classes of shares.


PURCHASE OF SHARES. Shares may be purchased through the Fund's distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group. See "Purchase of Shares."


INVESTMENT MINIMUMS. Investors in Class A and Class C shares may open an account by making an initial investment of at least $1,000 for each account. Investors in Class Y shares may open an account for an initial investment of $5,000,000. Subsequent investments of at least $50 may be made for all Classes. The minimum initial investment requirement for Class A and Class C shares and the subsequent investment requirement for all Classes through the Systematic Investment Plan described below is $50. There is no minimum investment requirement in Class A for unitholders who invest distributions from a unit investment trust ("UIT") sponsored by Smith Barney. See "Purchase of Shares."

SYSTEMATIC INVESTMENT PLAN. The Fund offers shareholders a Systematic Investment Plan under which they may authorize the automatic placement of a purchase order each month or quarter for Fund shares in an amount of at least $50. See "Purchase of Shares."

REDEMPTION OF SHARES. Shares may be redeemed on each day the New York Stock Exchange, Inc. ("NYSE") is open for business. See "Purchase of Shares" and "Redemption of Shares."


MANAGEMENT OF THE TRUST AND THE FUND.  Smith Barney Mutual Funds Management
Inc.
("SBMFM") serves as the Fund's investment adviser and administrator. SBMFM is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Travelers Group Inc. ("Travelers"), a diversified financial services holding company engaged, through its subsidiaries,

Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Prospectus Summary (continued)
------------------------------------------------------------------------------
--


principally in four business segments: Investment Services, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services. See "Management of the Trust and the Fund."

EXCHANGE PRIVILEGE. Shares of a Class may be exchanged for shares of the same Class of certain other Smith Barney Mutual Funds at the respective net asset values next determined, plus any applicable sales charge differential. See "Exchange Privilege."


VALUATION OF SHARES. Net asset value of the Fund for the prior day generally is quoted daily in the financial section of most newspapers and also is available from a Smith Barney Financial Consultant. See "Valuation of Shares."


DIVIDENDS AND DISTRIBUTIONS. Dividends from net investment income are paid on the last Friday of each calendar month to shareholders of record as of three business days prior. Distributions of net realized capital gains, if any, are paid annually. See "Dividends, Distributions and Taxes."


REINVESTMENT OF DIVIDENDS. Dividends and distributions paid on shares of any Class will be reinvested automatically, unless otherwise specified by an investor, in additional shares of the same Class at current net asset value. Shares acquired by reinvestments will not be subject to any sales charge or CDSC. See "Dividends, Distributions and Taxes."


RISK FACTORS AND SPECIAL CONSIDERATIONS. No assurance can be given that the Fund will achieve its investment objective. Shares of the Fund, unlike certain bank deposit accounts, are not guaranteed or insured by any Federal or state authority. Changes in interest rates generally will result in increases or decreases in the market value of the obligations held by the Fund. The yield of the Fund may not be as high as those of other funds that invest in lower quality and/or longer term securities. The Fund is not a tax-exempt money market fund and therefore its investment portfolio can be expected to experience greater volatility than that of a tax-exempt money market fund. The net asset value of the Fund will be subject to greater fluctuation to the extent that the Fund invests in zero coupon securities. The Fund's net asset value per share will fluctuate depending on a combination of factors such as current market interest rates and the creditworthiness of the issuers in whose securities the Fund invests. The Fund will not invest in obligations that are rated lower than Baa by Moody's Investors Service, Inc. ("Moody's"), BBB by Standard & Poor's Corporation ("S&P") or BBB by Fitch Investors Service, Inc. ("Fitch"), at the time of purchase. The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the obligations that they undertake to rate; the ratings are relative and subjective and are not absolute standards of quality.

Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Prospectus Summary (continued)
------------------------------------------------------------------------------
--

     The Fund may invest up to 20% of its total assets in unrated securities that SBMFM determines to be of comparable quality to the securities rated investment grade in which the Fund may invest. Dealers may not maintain daily markets in unrated securities and retail secondary markets for many of them may not exist; lack of markets may affect the Fund's ability to sell these securities when SBMFM deems it appropriate. The Fund has the right to invest without limitation in state and local obligations that are "private activity bonds," the income from which may be taxable as a specific preference item for purposes of the Federal alternative minimum tax. Thus, the Fund may not be a suitable investment for investors who are subject to the alternative minimum tax.

     Certain of the instruments held by the Fund, and certain of the investment techniques that the Fund may employ, might expose the Fund to certain risks. The instruments presenting the Fund with risks are municipal leases, zero coupon securities, custodial receipts, municipal obligation components, floating and variable rate demand notes and bonds, and participation interests. Entering into securities transactions on a when-issued or delayed-delivery basis are investment techniques involving risks to the Fund. See "Investment Objective and
Management Policies -- Investment Techniques -- Risk Factors and Special Considerations" and "Dividends, Distributions and Taxes."

     Investment in the Fund, which is classified as a non-diversified fund, may present a greater risk than an investment in a diversified fund. See "Investment
Objective and Management Policies -- Risk Factors and Special Considerations." Investment in the Fund involves risks and special considerations applicable to the State of New York. See "Investment Objective and Management Policies -- Risk
Factors and Special Considerations."

Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Prospectus Summary (continued)
------------------------------------------------------------------------------
--

THE FUND'S EXPENSE The following expense table lists the costs and expenses an investor will incur either directly or indirectly as a shareholder of the Fund, based upon the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption and, unless otherwise noted, the Fund's operating expenses for its most recent fiscal year:

                                               Class A     Class C     Class Y
===========================================================================
=====
Shareholder Transaction Expenses
     Maximum sales charge imposed on purchases
      (as a percentage of offering price)       2.00%       None        None
     Maximum CDSC (as a percentage of original
      cost or redemption proceeds,
      whichever is lower)                       None*       1.00%       None
===========================================================================
=====

Annual Fund Operating Expenses***
    (as a percentage of average net assets)
    Management fees (net of fee waivers)        0.23%       0.23%       0.23%
    12b-1 fees**                                0.15        0.35         0.0%
    Other expenses+                             0.27        0.28        0.27%

===========================================================================
=====
TOTAL OPERATING EXPENSES
    (after waivers)                             0.65%       0.86%       0.50%
===========================================================================
=====
* Purchases of Class A shares which, when combined with current holdings of Class A shares offered with a sales charge, equal or exceed $500,000 in the
     aggregate, will be made at net asset value with no sales charge, but may be subject to a CDSC of 1.00% on redemptions made within 12 months.

**   Class C shares are subject to an ongoing distribution fee and, as a result,
     long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the
National
     Association of Securities Dealers, Inc.


*** During the fiscal year ended November 30, 1995, the Fund's investment adviser and administrator voluntarily waived portions of its fees in the aggregate amount equal to 0.32% of the value of the Fund's average daily net assets thereby decreasing the amount paid by the Fund in respect of management fees to 0.23% of the value of the Fund's average daily net assets. This had the effect of lowering the Fund's overall expenses and increasing the returns available to investors. If SBMFM had not elected to waive fees and reimburse expenses, the Fund's total operating expenses for Class A shares and Class C shares for the fiscal year ended November
30,
     1995, would have been 0.97% and 1.19%, respectively, of the value of the Fund's average daily net assets. As of November 17, 1995, the Fund's investment advisory fee was reduced from 0.35% to 0.30% of the average daily net assets of the Fund.

  + For Class Y shares, "Other expenses" have been estimated based on expenses incurred by Class A shares because prior to November 30, 1995 no Class Y shares were sold.


     The sales charge and CDSC set forth in the above table are the maximum charges imposed on purchases or redemptions of Fund shares and investors actually may pay lower or no charges, depending on the amount purchased and the length of time the shares are held. See "Purchase of Shares" and "Redemption of
Shares." Smith Barney receives an annual 12b-1 service fee of 0.15% of the value of average daily net assets of Class A shares. Smith Barney also receives with respect to Class C shares an annual 12b-1 fee of 0.35% of the value of average

Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Prospectus Summary (continued)
------------------------------------------------------------------------------
--

daily net assets of that Class, consisting of a 0.20% distribution fee and a 0.15% service fee. The nature of the services for which the Fund pays management fees is described under "Management of the Trust and the Fund." "Other expenses" in the above table includes fees for shareholder services not provided by Smith
Barney, custodial fees, legal and accounting fees, printing costs and registration fees, the costs of regulatory compliance, the costs associated with maintaining the Trust's legal existence and the costs involved in communicating with shareholders of the Fund.



EXAMPLE The following example is intended to assist an investor in understanding the various costs that an investor in the Fund will bear directly or indirectly. The example assumes payment by the Fund of operating expenses at the levels set forth in the table above. See "Purchase of Shares," "Redemption of Shares" and "Management of the Trust and the Fund."


                                        1 year    3 years    5 years    10
years
===========================================================================
=====
An investor would pay the following expenses
on a $1,000 investment, assuming(1) 5.00%
annual return and (2) redemption at
the end of each time period:
   Class A                               $27        $40        $55        $99
   Class C                                19         27         48        106
   Class Y                                 5         16         28         63

An investor would pay the following expenses on the same investment, assuming the same annual return and no redemption:

   Class A                               $27        $40        $55       $99
   Class C                                 9         27         48       106
   Class Y                                 5         16         28        63
===========================================================================
=====

     The example also provides a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, the Fund's actual return will vary and may be greater or less than 5.00%. THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE
GREATER OR
LESS THAN THOSE SHOWN.

Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Financial Highlights
------------------------------------------------------------------------------
--

     The following information for the fiscal year ended November 30, 1995 has been audited by KPMG Peat Marwick LLP, independent auditors, whose report thereon appears in the Fund's Annual Report dated November 30, 1995. The following information for the period ended November 30, 1992 and for the fiscal years ended November 30, 1993 and November 30, 1994 has been audited by Coopers
& Lybrand L.L.P., independent auditors. This information should be read in conjunction with the financial statements and related notes that also appear in the Fund's Annual Report, which is incorporated by reference into the Statement of Additional Information.


For a Class A share of beneficial interest outstanding throughout each year:

                              1995           1994          1993        1992(1)

===========================================================================
=====
Net Asset Value, Beginning
 of Period                    $7.80          $8.54         $8.18        $7.90
------------------------------------------------------------------------------
--
Income From Operations
  Net investment income(2)     0.41           0.40          0.40         0.38
  Net realized and unrealized
   gain (loss)                 0.68          (0.72)         0.38         0.28
------------------------------------------------------------------------------
--
Total Income (Loss) From
  Operations                   1.09          (0.32)         0.78         0.66
------------------------------------------------------------------------------
--
Less Distributions From:
  Net investment income       (0.41)         (0.40)        (0.40)       (0.38)
  Net realized gains             --          (0.02)        (0.02)         --
------------------------------------------------------------------------------
--
Total Distributions            (0.41)        (0.42)        (0.42)       (0.38)
------------------------------------------------------------------------------
--
Net Asset Value, End of Year   $8.48         $7.80         $8.54        $8.18
------------------------------------------------------------------------------
--

Total Return                   14.31%        (3.97)%        9.76%
8.59%++

------------------------------------------------------------------------------
--
Net Assets, End of
   Year (in 000s)            $52,568       $62,090        $67,230     $24,543
------------------------------------------------------------------------------
--
Ratio to Average Net Assets:
   Expenses(2)                  0.65%         0.65%         0.65%
0.65%+

   Net investment income        5.01          4.77          4.59         4.95+

------------------------------------------------------------------------------
--

Portfolio Turnover Rate(3)        --            68%            22%         68%
===========================================================================
=====

(1)  For the period from December 31, 1991 (inception date) to November 30,
     1992.


(2) The investment adviser has waived all or part of its fees for the three years ended November 30, 1995 and the period ended November 30, 1992. If such fees were not waived, the per share decreases in net investment income
     and the expense ratios would be as follows:

               Per Share Decrease                      Expense Ratio
            In Net Investment Income                Without Fee Waivers
         -------------------------------    ---------------------------------
          1995    1994      1993    1992    1995    1994     1993     1992
          ----    ----      ----    ----    ----    ----     ----     ----

         $0.03    $0.03    $0.04    $0.06   $0.97%   0.98%    1.10%    1.45%+

(3) Portfolio turnover rate was 0% because there were no purchases of securities with maturities in excess of twelve months.

+    Annualized

++ Total return is not annualized, as it may not be representative of the total return for the year.

Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Financial Highlights (continued)
------------------------------------------------------------------------------
--


For a Class C share of beneficial interest outstanding throughout the year:


                                                                      1995(1)

===========================================================================
=====
Net Asset Value, Beginning of Year                                    $7.87
------------------------------------------------------------------------------
--
Income From Operations
  Net investment income(2)                                             0.38
  Net realized and unrealized gain                                     0.61
------------------------------------------------------------------------------
--
Total Income From Operations                                           0.99
------------------------------------------------------------------------------
--
Less Distributions From:
   Net investment income                                              (0.38)
   Net realized gains                                                   --
------------------------------------------------------------------------------
--
Total Distributions                                                   (0.38)
------------------------------------------------------------------------------
--
Net Asset Value, End of Year                                          $8.48
------------------------------------------------------------------------------
--
Total Return                        .                                 13.01%++
------------------------------------------------------------------------------
--
Net Assets, End of Year (in 000s)                                      $393
------------------------------------------------------------------------------
--
Ratio to Average Net Assets:
   Expenses(2)                                                         0.86%+
   Ratio of Net Investment Income                                      4.74+
------------------------------------------------------------------------------
--
Portfolio Turnover Rate(3)                                               --
===========================================================================
=====

(1)  For the period from December 5, 1994 (inception date) to November 30,
1995.


(2) The investment adviser has waived a part of its fees for the period ended November 30, 1995. If such fees were not waived, the per share decreases in net investment income and the expense ratios would be as follows:


                            Per Share Decrease              Expense Ratio
                          in Net Investment Income       Without Fee Waivers
                          ------------------------       -------------------
                                    1995                         1995
                                    ----                         ----
                            $0.03                         1.19%+


(3) Portfolio turnover rate was 0% because there were no purchases of securities with maturities in excess of twelve months.

 +   Annualized.

++ Total return is not annualized, as it may not be representative of the total for the year.

     As of November 30, 1995, the Fund had not sold any Class Y shares, and accordingly, no comparable financial information is available at this time for that class.

Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies
------------------------------------------------------------------------------
--


     Set out below is a description of the investment objective and principal investment policies of the Fund. No assurance can be given that the Fund will be able to achieve its investment objective, which may be changed only with the approval of a majority (as defined by the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund's outstanding shares.

     The Fund's investment objective is to provide New York investors with as high a level of current income exempt from Federal income taxes and New York State and New York City personal income taxes as is consistent with preservation of principal. Under normal market conditions, the Fund attempts to invest 100% in a portfolio of investment grade debt obligations issued by or on behalf of the State of New York and other states, territories and possessions of the United States, the District of Columbia and their respective authorities, agencies, instrumentalities and political subdivisions ("Municipal Obligations"). For purposes of this Prospectus, debt obligations issued by the State of New York and its political subdivisions, agencies and public authorities (together with certain other governmental issuers such as the Commonwealth of Puerto Rico), the interest from which debt obligations is, in the opinion of bond counsel to the issuer, excluded from gross income for Federal income tax purposes and exempt from New York State personal income tax are defined as " New York Exempt Obligations." The Fund will operate subject to a fundamental investment policy providing that, under normal market conditions, the Fund will invest at least 80% of its net assets in New York Exempt Obligations.


     The Fund will invest at least 80% of its total assets in New York Exempt Obligations rated investment grade, that is, rated no lower than Baa, MIG 3 or Prime-1 by Moody's, BBB, SP-2 or A-1 by S&P or BBB or F-1 by Fitch. Up to 20% of the Fund's total assets may be invested in unrated securities that are deemed by
SBMFM to be of a quality comparable to investment grade. The Fund will not invest in New York Exempt Obligations that are rated lower than Baa by Moody's,
BBB by S&P or BBB by Fitch, at the time of purchase.

     The Fund is classified as a non-diversified fund under the 1940 Act, as amended, which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The Fund intends to conduct its operations, however, so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), which will relieve the Fund of any liability for
Federal income tax and New York State franchise tax to the extent that its earnings are distributed to shareholders. To qualify as a regulated investment company, the Fund will, among other things, limit its investments so that, at the close of each quarter of the taxable year (a) not more than 25% of the

Smith Barney
Intermediate Maturity New York Municipals Fund

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

market value of the Fund's total assets will be invested in the securities of a single issuer and (b) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer and the Fund will not own more than 10% of the outstanding voting securities of a single issuer.

     The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the New York Exempt Obligations that they undertake to rate; the ratings are relative and subjective and are not absolute standards of quality. SBMFM's judgment as to credit quality of a New York Exempt Obligation, thus, may differ from that suggested by the ratings published by a rating service. A description of Moody's, S&P and Fitch ratings relevant to the Fund's investments is included as an appendix to the Statement of Additional Information. The policies of the Fund described above as to ratings of portfolio investments will apply only at the time of the purchase of a security, and the Fund will not be required to dispose of a security in the event Moody's, S&P or Fitch downgrades its assessment of the credit characteristics of the security's issuer.

     New York Exempt Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Notes are short-term obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. New York Exempt Obligations bear fixed, floating and variable rates of interest, and variations exist in the security of New York Exempt Obligations, both within a particular classification and between classifications.

     The yields on, and values of, New York Exempt Obligations are dependent on a variety of factors, including general economic and monetary conditions, conditions in the New York Exempt Obligation markets, size of a particular offering, maturity of the obligation and rating of the issue. Consequently, New
York Exempt Obligations with the same maturity, coupon and rating may have different yields or values, whereas obligations of the same maturity and coupon with different ratings may have the same yield or value. See "Risk Factors and Special Considerations -- New York Exempt Obligations."

     Issuers of New York Exempt Obligations may be subject to the provisions of bankruptcy, insolvency and other laws, such as the Federal Bankruptcy Reform Act of 1978, affecting the rights and remedies of creditors. In addition, the


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obligations of those issuers may become subject to laws enacted in the future by
Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. The possibility also exists that, as a result of litigation or other conditions, the power or ability of any issuer to pay, when due, the principal of, and interest on, its obligations may be materially affected.

     MATURITY OF OBLIGATIONS HELD BY THE FUND

     SBMFM believes that the Fund may offer an attractive investment opportunity for investors seeking a higher effective tax yield than a tax-exempt money market fund or a tax-exempt short-term bond fund and less fluctuation in net asset value than a longer term tax-exempt bond fund. The Fund will normally invest in intermediate maturity securities; the weighted average maturity of the
Fund will normally be not less than three nor more than 10 years. The maximum remaining maturity of the securities in which the Fund will normally invest will be no greater than 20 years.

     PRIVATE ACTIVITY BONDS

     The Fund may invest without limit in New York Exempt Obligations that are "private activity bonds," as defined in the Code, which are in most cases revenue bonds. Private activity bonds generally do not carry the pledge of the credit of the issuing municipality, but are guaranteed by the corporate entity on whose behalf they are issued. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance nongovernmental activities is a specific tax preference item for purposes of the Federal individual and corporate alternative minimum taxes. Individual and corporate shareholders may be subject to a Federal alternative minimum tax to the extent the Fund's dividends are derived from interest on these bonds. Dividends derived from interest income on New York Exempt Obligations are a "current earnings" adjustment item for purposes of the Federal corporate alternative minimum tax. See "Dividends, Distributions and Taxes." Private activity bonds held by the Fund will be included in the term New York Exempt Obligations for purposes of determining compliance with the Fund's policy of investing at least 80% of its total assets in New York Exempt Obligations.

     RELATED INSTRUMENTS

     The Fund may invest without limit in New York Exempt Obligations that are repayable out of revenues generated from economically related projects or facilities or debt obligations whose issuers are located in the same state. Sizable investments in these obligations could involve an increased risk to the

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Fund should any of the related projects or facilities experience financial difficulties.

     OTHER MISCELLANEOUS POLICIES

     The Fund may invest up to an aggregate amount equal to 10% of its net assets in illiquid securities, which term includes securities subject to contractual or other restrictions on resale and other instruments that lack readily available markets. In addition, up to 5% of the value of the Fund's assets may be invested in securities of entities that have been in continuous operation for fewer than three years.

     TYPES OF NEW YORK EXEMPT OBLIGATIONS HELD BY THE FUND

     Municipal Leases. The Fund may invest without limit in "municipal leases."
Municipal leases may take the form of a lease or an installment purchase contract issued by state and local government authorities to obtain funds to acquire a wide variety of equipment and facilities such as fire and sanitation vehicles, computer equipment and other capital assets. Interest payments on qualifying municipal leases are exempt from Federal income taxes and state income taxes within the state of issuance. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the "non-appropriation" risk, these securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional bonds. Although "non-appropriation" lease obligations are often secured by the underlying property, disposition of the property in the event of foreclosure might prove difficult. The Fund may invest in municipal leases without non-appropriation clauses only when the municipality is required to continue the lease under all circumstances except bankruptcy. There is no limitation on the percentage of the Fund's assets that may be invested in municipal lease obligations. In evaluating municipal lease obligations, SBMFM will consider such factors as it deems appropriate, which may include: (a) whether the lease can be canceled; (b) the ability of the lease obligee to direct the sale of the underlying assets; (c) the general creditworthiness of the lease obligor; (d) the likelihood that the municipality will discontinue appropriating funding for the leased property in the event such property is no longer considered essential by the municipality; (e) the legal recourse of the


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lease obligee in the event of such a failure to appropriate funding; (f)
whether
the security is backed by a credit enhancement such as insurance; and (g) any limitations which are imposed on the lease obligor's ability to utilize substitute property or services other than those covered by the lease obligation.

     Municipal leases that the Fund may acquire will be both rated and unrated.
Rated leases include those rated investment grade at the time of investment or those issued by issuers whose senior debt is rated investment grade at the time of investment. The Fund may acquire unrated issues that SBMFM deems to be comparable in quality to rated issues in which the Fund is authorized to invest.
A determination that an unrated lease obligation is comparable in quality to a rated lease obligation will be subject to oversight and approval by the Trust's
Board of Trustees.

     Municipal leases held by the Fund will be considered illiquid securities unless the Trust's Board of Trustees determines on an ongoing basis that the leases are readily marketable. An unrated municipal lease with a non-appropriation risk that is backed by an irrevocable bank letter of credit or an insurance policy issued by a bank or insurer deemed by SBMFM to be of high quality and minimal credit risk, will not be deemed to be illiquid solely because the underlying municipal lease is unrated, if SBMFM determines that the lease is readily marketable because it is backed by the letter of credit or insurance policy.


     Zero Coupon Securities. The Fund may invest up to 10% of its assets in zero coupon New York Exempt Obligations. Zero coupon New York Exempt Obligations are generally divided into two categories: pure zero obligations, which pay no interest for their entire life and zero/fixed obligations, which pay no interest for some initial period and thereafter pay interest currently. In the case of a pure zero obligation, the failure to pay interest currently may result from the obligation's having no stated interest rate, in which case the obligation pays only principal at maturity and is issued at a discount from its stated principal amount. A pure zero obligation may, in the alternative, provide for a stated interest rate, but provide that no interest is payable until maturity, in which case accrued, unpaid interest on the obligation may be capitalized as incremental principal. The value to the investor of a zero coupon New York Exempt Obligation consists of the economic accretion either of the difference between the purchase price and the nominal principal amount (if no interest is stated to accrue) or of accrued, unpaid interest during the New York Exempt Obligation's life or payment deferral period.


     Custodial Receipts. The Fund may acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future

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interest payments, principal payments, or both, on certain New York Exempt
Obligations. The underwriter of these certificates or receipts typically purchases New York Exempt Obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same general attributes as zero coupon New York Exempt Obligations described above. Although under the terms of a custodial receipt, the Fund would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the Fund could be required to assert through the custodian bank those rights as may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal and/or interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid.

     New York Exempt Obligation Components. The Fund may invest in New York Exempt Obligations, the interest rate on which has been divided by the issuer into two different and variable components, which together result in a fixed interest rate. Typically, the first of the components (the "Auction Component") pays an interest rate that is reset periodically through an auction process, whereas the second of the components (the "Residual Component") pays a residual interest rate based on the difference between the total interest paid by the issuer on the New York Exempt Obligation and the auction rate paid on the Auction Component. The Fund may purchase both Auction and Residual Components.

     Because the interest rate paid to holders of Residual Components is generally determined by subtracting the interest rate paid to the holders of Auction Components from a fixed amount, the interest rate paid to Residual Component holders will decrease as the Auction Component's rate increases and increase as the Auction Component's rate decreases. Moreover, the magnitude of the increases and decreases in market value of Residual Components may be larger than comparable changes in the market value of an equal principal amount of a fixed rate New York Exempt Obligation having similar credit quality, redemption provisions and maturity.

     Floating and Variable Rate Instruments. The Fund may purchase floating and variable rate demand notes and bonds, which are New York Exempt Obligations


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normally having a stated maturity in excess of one year, but which permit their
holder to demand payment of principal at any time, or at specified intervals.

The maturity of a floating or variable rate demand note or bond will not be deemed shortened by virtue of a demand feature for purposes of calculating the Fund's net asset value or determining its weighted average maturity.

     The issuer of floating and variable rate demand obligations normally has a corresponding right, after a given period, to prepay at its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days' notice to the holders of these obligations. The interest rate on a floating rate demand obligation is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time that rate is adjusted. The interest rate on a variable rate demand obligation is adjusted automatically at specified intervals. Frequently, floating and variable rate obligations are secured by letters of credit or other credit support arrangements provided by banks. Use of letters of credit or other credit support arrangements will not adversely affect the tax-exempt status of these obligations. Because they are direct lending arrangements between the lender and borrower, floating and variable rate obligations will generally not be traded. In addition, no secondary market generally exists for these obligations, although their holders may demand their payment at face value. For these reasons, when floating and variable rate obligations held by the Fund are not secured by letters of credit or other credit support arrangements, the Fund's right to demand payment is dependent on the ability of the borrower to pay principal and interest on demand. SBMFM, on behalf of the Fund, will consider the creditworthiness of the issuers of floating and variable rate demand obligations in the Fund on an ongoing basis.

     Participation Interests. The Fund may purchase from financial institutions tax-exempt participation interests in New York Exempt Obligations. A participation interest gives the Fund an undivided interest in the New York Exempt Obligation in the proportion that the Fund's participation interest bears to the total amount of the New York Exempt Obligation. These instruments may have floating or variable rates of interest. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Trust's Board of Trustees has determined meets certain quality standards or the payment obligation otherwise will be collateralized by obligations of the United States government or its agencies and instrumentalities ("U.S. government securities"). The Fund will have the right, with respect to certain participation interests, to demand payment, on a specified number of days' notice, for all or any part of the Fund's interest in the New York Exempt Obligation, plus accrued interest. The Fund intends to


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exercise its right with respect to these instruments to demand payment only upon
a default under the terms of the New York Exempt Obligation or to maintain or improve the quality of its investment portfolio.

     TAXABLE INVESTMENTS

     Under normal conditions, the Fund may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments (collectively, "Taxable Investments"). In addition, when SBMFM believes that market conditions warrant, the Fund may take a temporary defensive posture and invest without limitation in short-term New York Exempt Obligations and Taxable
Investments. To the extent the Fund holds Taxable Investments and, under certain market conditions, certain floating and variable rate demand obligations or Auction Components, the Fund may not achieve its investment objective.

     Money market instruments in which the Fund may invest include: U.S. government securities; tax-exempt notes of municipal issuers rated, at the time of purchase, no lower than MIG 1 by Moody's, SP-1 by S&P or F-1 by Fitch or, if not rated, by issuers having outstanding, unsecured debt then rated within the three highest rating categories; bank obligations (including certificates of deposit, time deposits and bankers' acceptances of domestic banks, domestic savings and loan associations and similar institutions); commercial paper rated no lower than P-1 by Moody's, A-1 by S&P or F-1 by Fitch or the equivalent from another major rating service or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories; and repurchase agreements. At no time will the Fund's investments in bank obligations, including time deposits, exceed 25% of the value of its assets.

     U.S. government securities in which the Fund may invest include direct obligations of the United States and obligations issued by U.S. government agencies and instrumentalities. Included among direct obligations of the United
States are Treasury Bills, Treasury Notes and Treasury Bonds, which differ principally in terms of their maturities. Included among the securities issued by U.S. government agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government
National Mortgage Association certificates); securities that are supported by the right of the issuer to borrow from the United States Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and
Federal Home Loan Mortgage Corporation bonds).



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     INVESTMENT TECHNIQUES

     The Fund may employ, among others, the investment techniques described below, which may give rise to taxable income:

     When-Issued and Delayed-Delivery Securities. The Fund may purchase securities on a when-issued basis, or may purchase or sell securities for delayed delivery. In when-issued or delayed-delivery transactions, delivery of the securities occurs beyond normal settlement periods, but no payment or delivery will be made by the Fund prior to the actual delivery or payment by the other party to the transaction. The Fund will not accrue income with respect to a when-issued or delayed-delivery security prior to its stated delivery date. The Fund will establish with PNC Bank, National Association ("PNC"), the Trust's custodian, a segregated account consisting of cash or U.S. government securities in an amount equal to the amount of the when-issued and delayed-delivery purchase commitments. Placing securities rather than cash in a segregated account may have a leveraging effect on the Fund's net assets.


     Stand-by Commitments. The Fund may acquire "stand-by commitments" with respect to New York Exempt Obligations held in its portfolio. Under a stand-by commitment, a broker, dealer or bank is obligated to repurchase at the Fund's option specified securities at a specified price and, in this way, stand-by commitments are comparable to put options. Each exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise the rights afforded by the commitments for trading purposes. The Fund anticipates that stand-by commitments will be available from brokers, dealers and banks without the payment of any direct or indirect consideration. The Fund may pay for stand-by commitments if payment is deemed necessary, thus increasing to a degree the cost of the underlying New York Exempt Obligation and similarly decreasing the security's yield to investors.


     INVESTMENT RESTRICTIONS

     The Trust has adopted certain fundamental investment restrictions with respect to the Fund that may not be changed without approval of a majority of the Fund's outstanding voting securities as defined in the 1940 Act. Included among those fundamental restrictions are the following:

     1. The Fund will not purchase securities other than Municipal and New York Exempt Obligations and Taxable Investments as those terms are defined in this Prospectus or the Statement of Additional
Information.

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     2.   The Fund will not borrow money, except that the Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests and cash payments of dividends and distributions that might otherwise require the untimely disposition of securities, in an amount not to exceed 10% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever the Fund's borrowings exceed 5% of the value of its total assets, the Fund will not make any additional investments.

     3. The Fund will not lend money to other persons, except through purchasing Municipal and New York Exempt Obligations or Taxable Investments and entering into repurchase agreements in a manner consistent with the Fund's investment objective.

     4. The Fund will not invest more than 25% of the value of its total assets in securities of issuers in any one industry, except that this
          limitation is not applicable to a Fund's investments in U.S. government securities.

     5. The Fund will not pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure permitted borrowings.

     Certain other investment restrictions adopted by the Fund are described in the Statement of Additional Information.

     RISK FACTORS AND SPECIAL CONSIDERATIONS

     Investment in the Fund involves risk factors and special considerations, such as those described below:

     New York Exempt Obligations. Even though New York Exempt Obligations are interest-bearing investments that promise a stable stream of income, their prices are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The values of New York Exempt
Obligations with longer remaining maturities typically fluctuate more than those of similarly rated New York Exempt Obligations with shorter remaining maturities such as the Fund intends to hold. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities.

     Opinions relating to the validity of Municipal Obligations and to the exemption of interest on them from Federal income taxes (and, with respect to New York Exempt Obligations, to the exemption of interest on them from New York state personal income taxes) are rendered by bond counsel to the respective


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issuers at the time of issuance. Neither the Fund nor SBMFM will review the proceedings relating to the issuance of New York Exempt Obligations or the basis for opinions of counsel.

     Potential Legislation. In past years, the United States government has enacted various laws that have restricted or diminished the income tax exemption on various types of Municipal Obligations and may enact other similar laws in the future. If any such laws are enacted that would reduce the availability of New York Exempt Obligations for investment by the Fund so as to affect the Fund's shareholders adversely, the Trust will reevaluate the Fund's investment objective and policies and might submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of New York Exempt Obligation as taxable for Federal income tax purposes, the Fund would treat the security as a permissible Taxable Investment within the applicable limits set forth in this Prospectus.

     Unrated Securities. The Fund may invest in unrated securities that SBMFM determines to be of comparable quality to the rated securities in which the Fund may invest. Dealers may not maintain daily markets in unrated securities and retail secondary markets for many of them may not exist. As a result, the Fund's ability to sell these securities when SBMFM deems it appropriate may be diminished.

     Municipal Leases. Municipal leases in which the Fund may invest have special risks not normally associated with Municipal Obligations. These obligations frequently contain non-appropriation clauses that provide that the governmental issuer of the obligation need not make future payments under the lease or contract unless money is appropriated for that purpose by a legislative body annually or on another periodic basis. Municipal leases have additional risks because they represent a type of financing that has not yet developed the depth of marketability generally associated with other Municipal Obligations. Moreover, although a municipal lease will be secured by financed equipment or facilities, the disposition of the equipment or facilities in the event of foreclosure might prove difficult. In addition, in certain instances the tax-exempt status of the municipal lease will not be subject to the legal opinion of a nationally recognized bond counsel, although in all cases the Fund will require that a municipal lease purchased by the Fund be covered by a legal opinion to the effect that, as of each effective date of the municipal lease, the lease is the valid and binding obligation of the government issuer.

     Municipal leases are also subject to the risk of non-payment. The ability of issuers of municipal leases to make timely lease payments may be adversely impacted in general economic downturns and as relative governmental cost burdens

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are allocated and reallocated among Federal, state and local governmental units.
Such non-payment would result in a reduction of income to the Fund, and could result in a reduction in the value of the municipal lease experiencing non-payment and a potential decrease in the net asset value of the Fund. Issuers of municipal securities might seek protection under the bankruptcy laws. In the event of bankruptcy of such an issuer, the Fund could experience delays and limitations with respect to the collection of principal and interest on such municipal leases and the Fund may not, in all circumstances, be able to collect all principal and interest to which it is entitled. To enforce its rights in the event of a default in the lease payments, the Fund may take possession of and manage the assets securing the issuer's obligations on such securities, which may increase the Fund's operating expenses and adversely affect the net asset value of the Fund. Any income derived from the Fund's ownership or operation of such assets may not be tax-exempt. In addition, the Fund's intention to qualify as a "regulated investment company" under the Code, may limit the extent to which the Fund may exercise its rights by taking possession of such assets, because as a regulated investment company the Fund is subject to certain limitations on its investments and on the nature of its income.

     Non-Publicly Traded Securities. As suggested above, the Fund may, from time to time, invest a portion of its assets in non-publicly traded New York Exempt Obligations. Non-publicly traded securities may be less liquid than publicly traded securities. Although non-publicly traded securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid by the Fund.

     When-Issued and Delayed-Delivery Transactions. Securities purchased on a when-issued or delayed-delivery basis may expose the Fund to risk because the securities may experience fluctuations in value prior to their delivery. Purchasing securities on a when-issued or delayed-delivery basi is can involve the additional risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself.

     Non-Diversified Classification. Investment in the Fund, which is classified as a non-diversified fund under the 1940 Act, may present greater risks to investors than an investment in a diversified fund. The investment return on a non-diversified fund typically is dependent upon the performance of a smaller number of securities relative to the number of securities held in a diversified fund. The Fund's assumption of large positions in the obligations of a small number of issuers will affect the value of its portfolio to a greater extent than that of a diversified fund in the event of changes in the financial condition, or in the market's assessment, of the issuers.

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

     Special Considerations. In seeking to achieve its objective, the Fund may invest without limit in Municipal Obligations which are private activity bonds.
Moreover, although the Fund does not currently intend to do so on a regular basis, it may invest more than 20% of its assets in Municipal Obligations which are repayable out of revenue streams generated from economically related projects or facilities, if such investment is deemed necessary or appropriate by
SBMFM. To the extent the Fund's assets are concentrated in Municipal Obligations payable from revenues on economically related projects and facilities, the Fund will be subject to the particular risks presented by such projects to a greater extent than it would be if the Fund's assets were not so concentrated.

     Certain substantial issuers of New York Exempt Obligations (including issuers whose obligations may be acquired by the Fund) have experienced serious financial difficulties in recent years. These difficulties have at times jeopardized the credit standing and impaired the borrowing abilities of all New
York issuers and have generally contributed to higher interest costs for their borrowing and fewer markets for their outstanding debt obligations. In recent years, several different issues of municipal securities of New York State and its agencies and instrumentalities and of New York City have been downgraded by
S&P and Moody's. On July 10, 1995, S&P downgraded its rating of New York
City's
$23 billion of outstanding general obligation bonds to "BBB+" from "A-", citing the City's chronic structural budget problems and weak economic outlook. S&P stated that New York City's reliance on one-time revenue measures to close annual budget gaps, a dependence on unrealized labor savings, overly optimistic estimates of revenues and state and federal aid and City's continued high debt levels also contributed to its decision to lower the ratings. On the other hand, strong demand for New York Exempt Obligations has more recently had the effect of permitting New York Exempt Obligations to be issued with yields relatively lower, and after issuance, to trade in the market at prices relatively higher, than comparably rated municipal obligations issued by other jurisdictions. A recurrence of the financial difficulties previously experienced by certain issuers of New York Exempt Obligations could result in defaults or declines in the market values of those issuers' existing obligations and, possibly, in the obligations of other issuers of New York Exempt Obligations. As of the date of this Prospectus, the Fund is not aware that any issuers of New York Exempt Obligations are in default with respect to the payment of their municipal obligations; any such default could affect adversely the market values and marketability of all New York Exempt Obligations and, consequently the net asset value of the Fund's portfolio.

     Other considerations affecting the Fund's investment in New York Exempt Obligations are summarized in the Statement of Additional Information.

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Investment Objective and Management Policies (continued)
------------------------------------------------------------------------------
--

     PORTFOLIO TRANSACTIONS AND TURNOVER

     The Fund's portfolio securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the Fund for purchases and sales undertaken through principal transactions, although the price paid usually includes an undisclosed compensation to the dealer acting as agent.


     The Fund cannot accurately predict its portfolio turnover rate, but anticipates that the annual turnover will not exceed 100%. An annual turnover rate of 100% would occur if all of the securities held by the Fund are replaced once during a period of one year. SBMFM will not consider turnover rate a limiting factor in making investment decisions consistent with the investment objective and policies of the Fund.


------------------------------------------------------------------------------
--
Valuation of Shares
------------------------------------------------------------------------------
--

     The Fund's net asset value per share is determined as of the close of regular trading on the NYSE on each day that the NYSE is open, by dividing the value of the Fund's net assets attributable to each Class by the total number of shares of that Class outstanding.

     Generally, the Fund's investments are valued at market value or, in the absence of a market value with respect to any securities, at fair value as determined by or under the direction of the Trust's Board of Trustees. Short-term investments that mature in 60 days or less are valued at amortized cost. Amortized cost involves valuing an investment at its cost initially and, thereafter, assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. Further information regarding the Fund's valuation policies is contained in the Statement of Additional Information.

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Dividends, Distributions and Taxes
------------------------------------------------------------------------------
--

     DIVIDENDS AND DISTRIBUTIONS


     The Fund declares dividends from its net investment income (that is, income other than net realized capital gains) monthly; dividends ordinarily will be paid on the last Friday of each calendar month to shareholders of record as of the three business days prior. The Fund's net realized capital gains, if any, are declared and distributed annually, normally at the end of the calendar year in which earned or at the beginning of the subsequent year.


     If a shareholder does not otherwise instruct, dividends or capital gain distributions will be reinvested automatically in additional shares of the same
Class at net asset value, subject to no sales charge or CDSC. In order to avoid the application of a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gains, the Fund may make a distribution shortly before December 31 of each year of any undistributed ordinary income or capital gains and expects to pay any other distributions as are necessary to avoid the application of this tax.

     The per share dividends on Class C shares of the Fund may be lower than the per share dividends on Class A and Class Y shares principally as a result of the distribution fee applicable with respect to Class C shares. The per share dividends on Class A shares of the Fund may be lower than the per share dividends on Class Y shares principally as a result of the service fee applicable to Class A shares. Distributions of capital gains, if any, will be in the same amount for Class A, Class C and Class Y shares.

     TAXES

     The Fund has qualified and intends to continue to qualify each year as a regulated investment company under the Code. Dividends paid from the Fund's net investment income (other than dividends derived from interest earned on qualifying tax-exempt obligations as described below) and distributions of the Fund's net realized short-term capital gains are taxable to shareholders as ordinary income, regardless of how long shareholders in the Fund have held their shares and whether the dividends or distributions are received in cash or reinvested in additional shares of the Fund. Distributions of the Fund's net realized long-term capital gains will be taxable to shareholders as long-term capital gains, regardless of how long shareholders have held their shares of the
Fund and whether the distributions are received in cash or are reinvested in additional Fund shares. In addition, as a general rule, a shareholder's gain or loss on a sale or redemption of shares of the Fund will be a long-term capital gain or loss if the shareholder has held the shares for more than one year and

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Dividends, Distributions and Taxes (continued)
------------------------------------------------------------------------------
--

will be a short-term capital gain or loss if the shareholder has held the shares for one year or less.

     Dividends paid by the Fund that are derived from interest earned on qualifying tax-exempt obligations are expected to be "exempt-interest" dividends that shareholders may exclude from their gross incomes for Federal income tax purposes if the Fund satisfies certain asset percentage requirements. Any exempt-interest dividends of the Fund derived from interest on New York Exempt Obligations, the interest on which is a specific tax preference item for Federal income tax purposes, will be a specific tax preference item for purposes of the
Federal individual and corporate alternative minimum taxes. In addition, all exempt-interest dividends will be a component of the "current earnings" adjustment item for purposes of the Federal corporate alternative minimum income tax and corporate shareholders may incur a larger Federal environmental tax liability through the receipt of Fund dividends and distributions from the Fund.
Dividends of the Fund derived from interest on New York Exempt Obligations will be exempt from New York State personal income (but not corporate franchise or income) taxes.

     Statements as to the tax status of the dividends and distributions received by shareholders of the Fund are mailed annually. These statements set forth the dollar amount of income excluded from Federal income taxes and the dollar amount, if any, subject to Federal income taxes. Statements from the Fund will also show the dollar amount of income excluded or exempted from New York State personal income taxes and the dollar amount, if any, subject to these taxes. These statements will also designate the amount of exempt-interest dividends that are a specific preference item for purposes of the Federal individual and corporate alternative minimum taxes.

     Shareholders of the Fund should consult their tax advisors with specific reference to their own tax situations.

     TAX-EXEMPT INCOME VS. TAXABLE INCOME

     The table below shows New York taxpayers who are individuals how to translate Federal and New York State tax savings from investments such as the Fund into an equivalent return from a taxable investment. To the extent that the equivalent taxable yields illustrated in this table are based on an effective tax rate which combines the Federal and New York marginal income tax rates, the table is not applicable to individuals who do not pay New York State personal income taxes. The yields used below are for illustration only and are not

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Dividends, Distributions and Taxes (continued)
------------------------------------------------------------------------------
--

intended to represent current or future yields for the Fund, which may be higher or lower than those shown.


                                                             New York
                                      Combined      1996    State, City
New York Tax-Exempt
                                       State       Federal  and Federal
Equivalent Yields
               Taxable Income         and City    Marginal   Effective
        Single             Joint       Rates****    Rate       Rate**
2.00%       3.00%       4.00%      5.00%
6.00%
===========================================================================
====================================================

 $       0-24,000          0-40,000     10.43%     15.00%      23.87%
2.63%       3.94%      5.25%
6.57%       7.88%

    24,001-58,150     40,101-96,900     10.48      28.00       35.55
3.10        4.65       6.21        7.76
9.31

   58,151-121,300    96,901-147,700     10.53      31.00       38.27
3.24        4.86       6.48        8.10
9.72
  121,301-263,750   147,701-263,750     10.53      36.00       42.74
3.49        5.24       6.99        8.73
10.48
     over 263,751      over 263,751     10.53      39.60       45.96
3.70        5.55       7.40        9.25
11.10
===========================================================================
====================================================


                                                              New York
                                      Combined      1996     State, City
New York Tax-Exempt
                                       State       Federal   and Federal
Equivalent Yields
               Taxable Income         and City    Marginal    Effective
        Single            Joint        Rate****     Rate        Rate**
7.00%         8.00%         9.00%
10.00%

===========================================================================
===================================================
 $       0-24,000          0-40,000     10.43%     15.00%       23.87%
9.19%        10.51%        11.82%
13.13%
    24,001-58,150     40,100-96,900     10.48      28.00        35.55
10.86         12.41         13.96
15.51
   58,151-121,300    96,901-147,700     10.53      31.00        38.27
11.34         12.96         14.58
16.20
  121,301-263,750   147,701-263,750     10.53      36.00        42.74
12.22         13.97         15.72
17.46
     over 263,751      over 263,751     10.53      39.60        45.96
12.95         14.80         16.65
18.50
===========================================================================
===================================================

  * This amount represents taxable income as defined in the Code. It is assumed that taxable income as defined in the Code is the same as under the New York State or city personal income tax law, however, New York State or city
     taxable law may differ due to differences in exemptions, itemized deductions, and other items.

 ** For Federal tax purposes, these combined rates reflect the applicable marginal rates and rate brackets for 1996, including indexing the rate brackets for inflation. These rates include the effect of deducting state and city taxes on your Federal return. For New York purposes, these combined rates reflect the expected New York State and New York City tax and surcharge rates for 1996.

***  These represent New York State, City and Federal Tax Equivalent Yields.


**** These rates represent the highest New York State and City personal income tax rates within the applicable Federal income tax brackets for 1996.


     The Federal tax rates and New York State and New York City tax rates shown are those in effect for 1996 and are subject to change. The calculations reflected in the table assume that no income will be subject to the Federal alternative minimum taxes.

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Purchase of Shares
------------------------------------------------------------------------------
--

     GENERAL


     The Fund currently offers three Classes of shares. Class A shares are sold to investors with an initial sales charge and Class C shares are sold without an initial sales charge but are subject to a CDSC payable upon certain redemptions.
Class Y shares are sold without an initial sales charge or a CDSC and are available only to investors investing a minimum of $5,000,000 (except for purchases of Class Y shares by Smith Barney Concert Series Inc. for which there is no minimum purchase amount). See "Prospectus Summary -- Alternative Purchase
Arrangements" for a discussion of factors to consider in selecting which Class of shares to purchase.


     Purchases of Fund shares must by made through a brokerage account maintained with Smith Barney, an Introducing Broker or an investment dealer in the selling group. When purchasing shares of the Fund, investors must specify whether the purchase is for Class A, Class C or Class Y shares. No maintenance fee will be charged by the Fund in connection with a brokerage account through which an investor purchases or holds shares.

     Investors in Class A and Class C shares may open an account by making an initial investment of at least $1,000 for each account in the Fund. Investors in
Class Y shares may open an account by making an initial investment of $5,000,000. Subsequent investments of at least $50 may be made for all Classes.
For participants in the Fund's Systematic Investment Plan, the minimum initial investment requirement for Class A and Class C shares and the subsequent investment requirement for all Classes is $50. There are no minimum investment requirements in Class A shares for employees of Travelers and its subsidiaries, including Smith Barney, Trustees of the Trust and their spouses and children and unitholders who invest distributions from a UIT sponsored by Smith Barney. The Fund reserves the right to waive or change minimums, to decline any order to purchase its shares and to suspend the offering of shares from time to time. Shares purchased will be held in the shareholder's account by the Fund's transfer agent, First Data Investor Services Group, Inc. ("the "Transfer Agent"). Share certificates are issued only upon a shareholder's written request to the Transfer Agent.

     Purchase orders received by the Fund or Smith Barney prior to the close of regular trading on the NYSE, on any day the Fund calculates its net asset value, are priced according to the net asset value determined on that day. Orders received by dealers or Introducing Brokers prior to the close of regular trading on the NYSE on any day the Fund calculates its net asset value, are priced according to the net asset value determined on that day, provided the order is received by the Fund or Smith Barney prior to Smith Barney's close of business

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--

General

(the "trade date"). For shares purchased through Smith Barney or Introducing Brokers purchasing through Smith Barney, payment for Fund shares is due on the third business day after the trade date (the "settlement date"). In all other cases, payment must be made with the purchase order.

     SYSTEMATIC INVESTMENT PLAN


     Shareholders may make additions to their accounts at any time by purchasing shares through a service known as the Systematic Investment Plan. Under the Systematic Investment Plan, Smith Barney or the Transfer Agent is authorized through preauthorized transfers of $50 or more to charge the shareholder's account held with a bank or other financial institution on a monthly or quarterly basis as indicated by the shareholder on a monthly or quarterly basis to provide systematic additions to the shareholder's Fund account. A shareholder who has insufficient funds to complete the transfer will be charged a fee of up to $25 by Smith Barney or the Transfer Agent. The Systematic Investment Plan also authorizes Smith Barney to apply cash held in the shareholder's Smith Barney brokerage account or redeem the shareholder's shares of a Smith Barney money market fund to make additions to the account. Additional information is available from the Fund or a Smith Barney Financial Consultant.


     INITIAL SALES CHARGE ALTERNATIVE -- CLASS A SHARES

     The sales charges applicable to purchases of Class A shares of the Fund are as follows:

                              Sales
                            Charge as            Sales               Dealers
                              % of             Charge as           Reallowance
                             Offering             % of               as % of
Amount of Investment          Price         Amount Invested      Offering
Price
===========================================================================
=====
   Less than $500,000          2.00%              2.04%                1.80%
   $500,000 and over             *                  *                    *
===========================================================================
=====

* Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value without any initial sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months of purchase. The CDSC on Class A shares is payable to Smith Barney, which compensates Smith Barney Financial Consultants and other dealers whose clients make purchases of $500,000 or more. The CDSC is waived in the same circumstances in which the CDSC applicable to Class C shares is waived. See "Deferred Sales Charge Alternatives" and "Waivers of CDSC."

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--

     Members of the selling group may receive up to 90% of the sales charge and may be deemed to be underwriters of the Fund as defined in the Securities Act of
1933, as amended.

     The $500,000 investment may be met by aggregating the purchases of Class A shares of the Fund made at one time by "any person," which includes an individual, his or her spouse and children, or a trustee or other fiduciary of a single trust estate or single fiduciary account. It may also be met by aggregating the purchase with the net asset value of all Class A shares offered with a sales charge held in funds sponsored by Smith Barney listed under "Exchange Privilege."

     INITIAL SALES CHARGE WAIVERS


     Purchases of Class A shares may be made at net asset value without a sales charge in the following circumstances: (a) sales of Class A shares to Trustees or Directors of any of the Smith Barney Mutual Funds, and employees of Travelers and its subsidiaries and to the immediate families of such persons (including the surviving spouse of a deceased Trustee or employee, and retired Trustees or employees), pension, profit-sharing or other benefit plan for such persons provided such sales are made upon the assurance of the purchaser that the purchase is made for investment purposes and the securities will not be resold except through redemption or repurchase, or to employees of members of the National Association of Securities Dealers, Inc.; (b) offers of Class A shares to any other investment company in connection with the combination of such company with the Fund by merger, acquisition of assets or otherwise; (c) purchases of Class A shares by any client of a newly employed Smith Barney Financial Consultant (for a period up to 90 days from the commencement of the Financial Consultant's employment with Smith Barney), on the condition the purchase of Class A shares is made with the proceeds of the redemption of shares of a mutual fund which (i) was sponsored by the Financial Consultant's prior employer, (ii) was sold to the client by the Financial Consultant and (iii) was subject to a sales charge; (d) shareholders who have redeemed Class A shares in the Fund (or Class A shares of another Smith Barney Mutual Fund that are offered with a sales charge equal to or greater than the maximum sales charge of the
Fund) and who wish to reinvest their redemption proceeds in the Fund, provided the reinvestment is made within 60 calendar days of the redemption; (e) accounts managed by registered investment advisory subsidiaries of Travelers; and (f) investments of distributions from a UIT sponsored by Smith Barney. In order to obtain such discounts, the investor must provide sufficient information at the time of purchase to permit verification that the purchase would qualify for the elimination of the sales charge.

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--


     RIGHT OF ACCUMULATION

     Class A shares of the Fund may be purchased by "any person" (as defined above) at net asset value determined by aggregating the dollar amount of the new purchase and the total net asset value of all Class A shares of the Fund and of funds sponsored by Smith Barney which are offered with a sales charge listed under "Exchange Privilege" then held by such person and applying the sales charge applicable to such aggregate. In order to obtain such discount, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for purchase at net asset value. The right of accumulation is subject to modification or discontinuance at any time with respect to all shares purchased thereafter.

     GROUP PURCHASES

     Upon completion of certain automated systems, purchases at net asset value will also be available to employees (and partners) of the same employer purchasing as a group, provided each participant makes the minimum initial investment required. The sales charge, if any, applicable to purchases by each member of such a group will be determined by the table set forth above under "Initial Sales Charge Alternative -- Class A Shares" and will be based upon the aggregate sales of Class A shares of the Smith Barney Mutual Funds offered with a sales charge to, and share holdings of, all members of the group. To be eligible for such purchase at net asset value, all purchases must be pursuant to an employer- or partnership-sanctioned plan meeting certain requirements. One such requirement is that the plan must be open to specified partners or employees of the employer and its subsidiaries, if any. Such plan may, but is not required to, provide for payroll deductions. Smith Barney also may offer net asset value purchases for aggregating related fiduciary accounts under such conditions that Smith Barney will realize economies of sales efforts and sales related expenses. An individual who is a member of a qualified group may also purchase Class A shares at the sales charge applicable to the group as a whole.
The sales charge is based upon the aggregate dollar value of Class A shares offered with a sales charge that have been previously purchased and are still owned by the group, plus the amount of the current purchase. A "qualified group" is one which (a) has been in existence for more than six months, (b) has a purpose other than acquiring Fund shares at a discount and (c) satisfies uniform criteria which enable Smith Barney to realize economies of scale in its costs of distributing shares. A qualified group must have more than 10 members, must be available to arrange for group meetings between representatives of the Fund and the members, and must agree to include sales and other materials related to the

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--

Fund in its publications and mailings to members at no cost to Smith Barney. In order to purchase at net asset value, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for purchase at net asset value. Approval of group purchases at net asset value is subject to the discretion of Smith Barney.

     LETTER OF INTENT


     Class A Shares. A Letter of Intent for amounts of $50,000 or more provides an opportunity for an investor to purchase shares at net asset value by aggregating the investments over a 13 month period, provided that the investor refers to such Letter when placing orders. For purposes of a Letter of Intent, the "Amount of Investment" as referred to in the preceding sales charge table includes purchases of all Class A shares of the Fund and other Smith Barney Mutual Funds offered with a sales charge over a 13 month period based on the total amount of intended purchases plus the value of all Class A shares previously purchased and still owned. An alternative is to compute the 13 month period starting up to 90 days before the date of execution of a Letter of Intent. Each investment made during the period receives the sales charge applicable to the total amount of the investment goal. If the goal is not achieved within the period, the investor must pay the difference between the sales charges applicable to the purchases made and the charges previously paid, or an appropriate number of escrowed shares will be redeemed. Please contact a Smith Barney Financial Consultant or the Transfer Agent to obtain a Letter of Intent application.


     Class Y Shares. A Letter of Intent may also be used as a way for investors to meet the minimum investment requirement for Class Y shares. Such investors must make an initial minimum purchase of $1,000,000 in Class Y shares of the Fund and agree to purchase a total of $5,000,000 of Class Y shares of the Fund within six months from the date of the Letter. If a total investment of $5,000,000 is not made with the six-month period, all Class Y shares purchased to date will the transferred to Class A shares, where they will be subject to all fees (including a service fee of 0.15%) and expenses applicable to the Fund's Class A shares, which may include a CDSC of 1.00%. The Fund expects that such transfer will not be subject to Federal income taxes. Please contact a Smith Barney Financial Consultant or the Transfer Agent for further information.

     DEFERRED SALES CHARGE ALTERNATIVES

     "CDSC Shares" are sold at net asset value next determined without an initial sales charge so that the full amount of an investor's purchase payment

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--

may be immediately invested in the Fund. A CDSC, however, may be imposed on certain redemptions of these shares. "CDSC Shares" are: (a) Class C shares; and

(b) Class A shares, which when combined with Class A shares offered with a sales charge currently held by an investor, equal or exceed $500,000 in the aggregate.

     Any applicable CDSC will be assessed on an amount equal to the lesser of the cost of the original shares being redeemed or their net asset value at the time of redemption. CDSC Shares that are redeemed will not be subject to a CDSC to the extent that the value of such shares represents: (a) capital appreciation of Fund assets; (b) reinvestment of dividends or capital gain distributions; or
(c) shares redeemed more than 12 months after their purchase. CDSC Shares are subject to a 1.00% CDSC if redeemed within 12 months of purchase.

     In determining the applicability of any CDSC, it will be assumed that a redemption is made first of shares representing capital appreciation, next of shares representing the reinvestment of dividends and capital gain distributions and finally of other shares held by the shareholder for the longest period of time. The length of time that CDSC Shares acquired through an exchange have been held will be calculated from the date that the shares exchanged were initially acquired in one of the other Smith Barney Mutual Funds, and Fund shares being redeemed will be considered to represent, as applicable, capital appreciation or dividend and capital gain distribution reinvestments in such other funds. For Federal income tax purposes, the amount of the CDSC will reduce the gain or increase the loss, as the case may be, on the amount realized on redemption. The amount of any CDSC will be paid to Smith Barney.

     To provide an example, assume an investor purchased 100 Class C shares at $10 per share for a cost of $1,000. Subsequently, the investor acquired 5 additional shares through dividend reinvestment. During the tenth month after the purchase, the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at
$12 per share). The CDSC would not be applied to the amount which represents appreciation ($200) and the value of the reinvested dividend shares ($60). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 1.00% (the applicable rate for Class C shares) for a total deferred sales charge of $2.40.

     WAIVERS OF CDSC

     The CDSC will be waived on: (a) exchanges (see "Exchange Privilege"); (b) automatic cash withdrawals in amounts equal to or less than 1.00% per month of

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Purchase of Shares (continued)
------------------------------------------------------------------------------
--

the value of the shareholder's shares at the time the withdrawal plan commences
(See "Automatic Cash Withdrawal Plan") (provided, however, that automatic cash withdrawals in amounts equal to or less than 2.00% per month of the value of the shareholder's shares will be permitted for withdrawal plans that were established prior to November 7, 1994); (c) redemptions of shares within 12 months following the death or disability of the shareholder; (d) involuntary redemptions; and (e) redemptions of shares in connection with a combination of the Fund with any investment company by merger, acquisition of assets or otherwise. In addition, a shareholder who has redeemed shares from other funds of the Smith Barney Mutual Funds may, under certain circumstances, reinvest all or part of the redemption proceeds within 60 days and receive pro rata credit for any CDSC imposed on the prior redemption.

     CDSC waivers will be granted subject to confirmation (by Smith Barney in the case of shareholders who are also Smith Barney clients or by the Transfer Agent in the case of all other shareholders) of the shareholder's status or holdings, as the case may be.

------------------------------------------------------------------------------
--
Exchange Privilege
------------------------------------------------------------------------------
--

     Except as otherwise noted below, shares of each Class may be exchanged for shares of the same Class in the following funds of the Smith Barney Mutual Funds, to the extent shares are offered for sale in the shareholder's state of residence. Exchanges of Class A and Class C shares are subject to minimum investment requirements and all shares are subject to other requirements of the fund into which exchanges are made and a sales charge differential may apply.

FUND NAME
------------------------------------------------------------------------------
--

Growth Funds

     Smith Barney Aggressive Growth Fund Inc.
     Smith Barney Appreciation Fund Inc.
     Smith Barney Fundamental Value Fund Inc.
     Smith Barney Growth Opportunity Fund
     Smith Barney Managed Growth Fund
     Smith Barney Natural Resources Fund Inc.
     Smith Barney Special Equities Fund
     Smith Barney Telecommunications Growth Fund

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Exchange Privilege (continued)
------------------------------------------------------------------------------
--

Growth and Income Funds

     Smith Barney Convertible Fund
     Smith Barney Funds, Inc. -- Equity Income Portfolio
     Smith Barney Growth and Income Fund
     Smith Barney Premium Total Return Fund
     Smith Barney Strategic Investors Fund
     Smith Barney Utilities Fund

Taxable Fixed-Income Funds


    *Smith Barney Adjustable Rate Government Income Fund
     Smith Barney Diversified Strategic Income Fund
     Smith Barney Funds, Inc. -- Income Return Account Portfolio
    *Smith Barney Funds, Inc. -- Short-Term U.S. Treasury Securities Portfolio
     Smith Barney Funds, Inc. -- U.S. Government Securities Portfolio
     Smith Barney Government Securities Fund
     Smith Barney High Income Fund
     Smith Barney Investment Grade Bond Fund
     Smith Barney Managed Governments Fund Inc.


Tax-Exempt Funds

     Smith Barney Arizona Municipals Fund Inc.
     Smith Barney California Municipals Fund Inc.
     Smith Barney Intermediate Maturity California Municipals Fund Smith Barney Managed Municipals Fund Inc.
     Smith Barney Massachusetts Municipals Fund
     Smith Barney Muni Funds -- Flo rida Limited Term Portfolio
     Smith Barney Muni Funds -- Florida Portfolio
     Smith Barney Muni Funds -- Georgia Portfolio
    *Smith Barney Muni Funds-- Limited Term Portfolio
     Smith Barney Muni Funds-- National Portfolio
     Smith Barney Muni Funds-- New York Portfolio
     Smith Barney Muni Funds-- Ohio Portfolio
     Smith Barney Muni Funds-- Pennsylvania Portfolio
     Smith Barney New Jersey Municipals Fund Inc.
     Smith Barney Oregon Municipals Fund
     Smith Barney Tax-Exempt Income Fund

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Exchange Privilege (continued)
------------------------------------------------------------------------------
--

International Funds

     Smith Barney World Funds, Inc. -- Emerging Markets Portfolio
     Smith Barney World Funds, Inc. -- European Portfolio
     Smith Barney World Funds, Inc. -- Global Government Bond Portfolio Smith Barney World Funds, Inc. -- International Balanced Portfolio Smith Barney World Funds, Inc. -- International Equity Portfolio Smith Barney World Funds, Inc. -- Pacific Portfolio

Smith Barney Concert Series Inc.

     Smith Barney Concert Series Inc. -- High Growth Portfolio Smith Barney Concert Series Inc. -- Growth Portfolio
     Smith Barney Concert Series Inc. -- Balanced Portfolio Smith Barney Concert Series Inc. -- Conservative Portfolio Smith Barney Concert Series Inc. -- Income Portfolio

Money Market Funds

   **Smith Barney Exchange Reserve Fund
    *Smith Barney Money Funds, Inc. -- Cash Portfolio
    *Smith Barney Money Funds, Inc. -- Government Portfolio ***Smith Barney Money Funds, Inc. -- Retirement Portfolio
    *Smith Barney Municipal Money Market Fund, Inc.
    *Smith Barney Muni Funds -- California Money Market Portfolio *Smith Barney Muni Funds -- New York Money Market Portfolio

===========================================================================
=====

  *  Available for exchange with Class A, Class C and Class Y shares of the
     Fund.


 **  Available for exchange with Class C shares of the Fund.


***  Available for exchange with Class A shares of the Fund.

     Class A Exchanges. Class A shares of the Smith Barney Mutual Funds sold without a sales charge or with a maximum sales charge of less than the maximum charged by other Smith Barney Mutual Funds will be subject to the appropriate "sales charge differential" upon the exchange of such shares for Class A shares of a fund sold with a higher sales charge. The "sales charge differential" is limited to a percentage rate no greater than the excess of the sales charge rate applicable to purchases of shares of the mutual fund being acquired in the exchange over the sales charge rate(s) actually paid on the mutual fund shares relinquished in the exchange and on any predecessor of those shares. For purposes of the exchange privilege, shares obtained through automatic reinvestment of dividends and capital gain distributions are treated as having paid the same sales charges applicable to the shares on which the dividends or distributions were paid; however, if no sales charge was imposed upon the initial purchase of the shares, any shares obtained through automatic

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Exchange Privilege (continued)
------------------------------------------------------------------------------
--

reinvestment will be subject to a sales charge differential upon exchange.
Class
A shares held in the Fund prior to November 7, 1994, will be deemed to have paid a maximum sales charge of 2.00% for exchange purposes.

     Class C Exchanges. Upon an exchange, the new Class C shares will be deemed to have been purchased on the same date as the Class C shares of the Fund that have been exchanged.

     Class Y Exchanges. Class Y shareholders of the Fund who wish to exchange all or a portion of their Class Y shares for Class Y shares in any of the funds identified above may do so without imposition of any charge.


     Additional Information Regarding the Exchange Privilege. Although the exchange privilege is an important benefit, excessive exchange transactions can be detrimental to the Fund's performance and its shareholders. SBMFM may determine that a pattern of frequent exchanges is excessive and contrary to the best interests of the Fund's other shareholders. In this event, the Fund may at its discretion, decide to limit additional purchases and/or exchanges by the shareholder. Upon such a determination, the Fund will provide notice in writing or by telephone to the shareholder at least 15 days prior to suspending the exchange privilege and during the 15 day period the shareholder will be required to (a) redeem his or her shares in the Fund or (b) remain invested in the Fund or exchange into any of the Smith Barney Mutual Funds ordinarily available, which position the shareholder would expect to maintain for a significant period of time. All relevant factors will be considered in determining what constitutes an abusive pattern of exchanges.

     Certain shareholders may be able to exchange shares by telephone. See "Redemption of Shares -- Telephone Redemption and Exchange Program." Exchanges will be processed at the net asset value next determined, plus any applicable sales charge differential. Redemption procedures discussed below are also applicable for exchanging shares, and exchanges will be made upon receipt of all supporting documents in proper form. If the account registration of the shares of the fund being acquired is identical to the registration of the shares of the fund exchanged, no signature guarantee is required. A capital gain or loss for tax purposes will be realized upon the exchange, depending upon the cost or other basis of shares redeemed. Before exchanging shares, investors should read the current prospectus describing the shares to be acquired. The Fund reserves the right to modify or discontinue exchange privileges upon 60 days' prior notice to shareholders.

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Redemption of Shares
------------------------------------------------------------------------------
--

     The Fund is required to redeem the shares of the Fund tendered to it, as described below, at a redemption price equal to the net asset value per share next determined after receipt of a written request in proper form at no charge other than any applicable CDSC. Redemption requests received after the close of regular trading on the NYSE are priced at the net asset value next determined.

     If a shareholder holds shares in more than one Class, any request for redemption must specify the Class being redeemed. In the event of a failure to specify which Class, or if the investor owns fewer shares of the Class than specified, the redemption request will be delayed until the Transfer Agent receives further instructions from Smith Barney, or if the shareholder's account is not with Smith Barney, from the shareholder directly. The redemption proceeds will be remitted on or before the third day following receipt of proper tender, except on any day on which the NYSE is closed or as permitted under the 1940 Act in extraordinary circumstances. Generally, if the redemption proceeds are remitted to a Smith Barney brokerage account, these funds will not be invested for the shareholder's benefit without specific instruction and Smith Barney will benefit from the use of temporarily uninvested funds. Redemption proceeds for shares purchased by check, other than a certified or official bank check, will be remitted upon clearance of the check, which may take up to ten days or more.

     Shares held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. Shares other than those held by Smith Barney as custodian may be redeemed through an investor's Financial Consultant, Introducing Broker or dealer in the selling group or by submitting a written request for redemption to:

     Smith Barney Intermediate Maturity New York Municipals Fund
     Class A, C or Y (please specify)
     c/o First Data Investor Services Group, Inc.
     P.O. Box 9134
     Boston, Massachusetts 02205-9134

     A written redemption request must (a) state the Class and number or dollar amount of shares to be redeemed, (b) identify the shareholder's account number and (c) be signed by each registered owner exactly as the shares are registered.
If the shares to be redeemed were issued in certificate form, the certificates must be endorsed for transfer (or be accompanied by an endorsed stock power) and must be submitted to the Transfer Agent together with the redemption request. Any signature required in connection with a redemption request in excess of $2,000 must be guaranteed by an eligible guarantor institution such as a domestic bank, savings and loan institution, domestic credit union, member bank of the Federal Reserve System or member firm of a national securities exchange.

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Redemption of Shares (continued)
------------------------------------------------------------------------------
--

Written redemption requests of $2,000 or less do not require a signature guarantee unless more than one such redemption request is made in any 10-day period. The Transfer Agent may require additional supporting documents for redemptions made by corporations, executors, administrators, trustees or guardians. A redemption request will not be deemed properly received until the Transfer Agent receives all required documents in proper form.

     TELEPHONE REDEMPTION AND EXCHANGE PROGRAM FOR SHAREHOLDERS WHO DO
NOT HAVE
     A SMITH BARNEY BROKERAGE ACCOUNT.

     Certain shareholders may be eligible to redeem and exchange Fund shares by telephone. To determine if a shareholder is entitled to participate in this program, he or she should contact the Transfer Agent at (800) 451-2010. Once eligibility is confirmed, the shareholder must complete and return a Telephone/Wire Authorization form, including a signature guarantee, that will be provided by the Transfer Agent upon request. (Alternatively, an investor may authorize telephone redemptions on the new account application with a signature guarantee when making his/her initial investment in the Fund.)


     Redemptions. Redemption requests of up to $10,000 of any class or classes of the Fund's shares may be made by eligible shareholders by calling the Transfer Agent at (800) 451-2010. Such request may be made between 9:00 a.m. and
4:00 p.m. (New York City time) on any day the NYSE is open. Redemptions of shares (i) by retirement plans or (ii) for which certificates have been issued are not permitted under this program.


     A shareholder will have the option of having the redemption proceeds mailed to his/her address of record or wired to a bank account predesignated by the shareholder. Generally, redemption proceeds will be mailed or wired, as the case may be, on the next business day following the redemption request. In order to use the wire procedures, the bank receiving the proceeds must be a member of the
Federal Reserve System or have a correspondent relationship with a member bank.
The Fund reserves the right to charge shareholders a nominal fee for each wire redemption. Such charges, if any, will be assessed against the shareholder's account from which shares were redeemed. In order to change the bank account designated to receive redemption proceeds, a shareholder must complete a new Telephone/ Wire Authorization Form and, for the protection of the shareholder's assets, will be required to provide a signature guarantee and certain other documentation.

     Exchanges. Eligible shareholders may make exchanges by telephone if the account registration of the fund being acquired is identical to the registration

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Redemption of Shares (continued)
------------------------------------------------------------------------------
--

of the shares of the fund exchanged. Such exchange requests may be made by calling the Transfer Agent at (800) 451-2010 between 9:00 a.m. and 4:00 p.m. (New York City time) on any day on which the NYSE is open.

     Additional Information regarding Telephone Redemption and Exchange
Program.
Neither the Fund nor its agents will believe for the following instructions communicated by telephone that are reasonably believed to be genuine. The Fund and its agents will employ procedures designed to verify the identity of the caller and legitimacy of instructions (for example, a shareholder's name and account number will be required and phone calls may be recorded). The Fund reserves the right to suspend, modify or discontinue the telephone redemption and exchange program or to impose a charge for this service at any time following at least seven (7) days' prior notice to shareholders.

     AUTOMATIC CASH WITHDRAWAL PLAN

     The Fund offers shareholders an automatic cash withdrawal plan, under which shareholders who own shares with a value of at least $10,000 may elect to receive periodic cash payments of at least $50 monthly or quarterly. Retirement plan accounts are eligible for automatic cash withdrawal plans only where the shareholder is eligible to receive qualified distributions and has an account value of at least $5,000. The withdrawal plan will be carried over on exchanges between funds or Classes of the Fund. Any applicable CDSC will not be waived on amounts withdrawn by a shareholder that exceed 1.00% per month of the value of the shareholder's shares subject to the CDSC at the time the withdrawal plan commences. (With respect to withdrawal plans in effect prior to November 7, 1994, any applicable CDSC will be waived on amounts withdrawn that do not exceed
2.00% per month of the value of a shareholder's shares subject to the CDSC.) For further information regarding the automatic cash withdrawal plan, shareholders should contact a Smith Barney Financial Consultant.

------------------------------------------------------------------------------
--
Minimum Account Size
------------------------------------------------------------------------------
--

     The Fund reserves the right to involuntarily liquidate any shareholder's account in the Fund if the aggregate net asset value of the shares held in the Fund account is less than $500. (If a shareholder has more than one account in this Fund, each account must satisfy the minimum account size.) The Fund, however, will not redeem shares based solely on market reductions in net asset value. Before the Fund exercises such right, shareholders will receive written notice and will be permitted 60 days to bring accounts up to the minimum to avoid automatic redemption.

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Performance
------------------------------------------------------------------------------
--

     TOTAL RETURN

     From time to time, the Fund may include its total return, average annual total return and current dividend return in advertisements and/or other types of sales literature. These figures are computed separately for Class A, Class C and
Class Y shares of the Fund. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. Total return is computed for a specific period of time assuming deduction of the maximum sales charge, if any, from the initial amount invested and reinvestment of all income dividends and capital gain distributions on the reinvestment dates at prices calculated as stated in this Prospectus, then dividing the value of the investment at the end of the period so calculated by the initial amount invested and subtracting 100%.
The standard average annual total return, as prescribed by the SEC, is derived from this total return, which provides the ending redeemable value. Such standard total return information may also be accompanied with nonstandard total return information for differing periods computed in the same manner but without annualizing the total return or taking sales charges into account. The Fund calculates current dividend return for each Class by annualizing the most recent monthly distribution and dividing by the net asset value or the maximum public offering price (including sales charge) on the last day of the period for which current dividend return is presented. The current dividend return for each Class may vary from time to time depending on market conditions, the composition of its investment portfolio and operating expenses. These factors and possible differences in the methods used in calculating current dividend return should be considered when comparing a Class' current return to yields published for other investment companies and other investment vehicles. The Fund may also include comparative performance information in advertising or marketing its shares. Such performance information may include data from Lipper Analytical Services, Inc. or similar independent services that monitor the performance of mutual funds or other industry publications.

------------------------------------------------------------------------------
--
Management of the Trust and the Fund
------------------------------------------------------------------------------
--

     BOARD OF TRUSTEES


     Overall responsibility for management and supervision of the Trust and the
Fund rests with the Trust's Board of Trustees. The Trustees approve all significant agreements between the Trust and the persons and companies that furnish services to the Fund, including agreements with the Fund's investment adviser and administrator, distributor, custodian and transfer agent. The

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Management of the Trust Fund (continued)
------------------------------------------------------------------------------
--

day-to-day operations of the Fund have been delegated to the Fund's investment adviser and administrator. The Statement of Additional Information contains background information regarding each Trustee of the Trust and the executive officers of the Fund.

     INVESTMENT ADVISER AND ADMINISTRATOR -- SBMFM


     SBMFM, located at 388 Greenwich Street, New York, New York 10013, serves as the Fund's investment adviser pursuant to a transfer of the investment advisory agreement, most recently approved by the Trust's Board of Trustees on July 19, 1995. SBMFM (through predecessor entities) has been in the investment counseling business since 1934 and is a registered investment adviser. SBMFM renders investment advice to investment companies that had aggregate assets under management as of February 28, 1996, in excess of $75.85 billion.

     Subject to the supervision and direction of the Trust's Board of Trustees,
SBMFM manages the Fund's portfolio in accordance with the Fund's stated investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities and employs professional portfolio managers and securities analysts who provide research services to the Fund. For investment advisory services rendered to the Fund, the Fund pays SBMFM a fee at the annual rate of 0.30% of the value of the Fund's average daily net assets. Prior to November 17, 1995, the Fund paid SBMFM an investment advisory fee at the annual rate of 0.35% of the value of the Fund's average daily net assets. For the fiscal year ended November 30, 1995, the Fund paid an investment advisory fee to SBMFM in an amount equal to 0.15% of the Fund's average daily net assets. During the same period, the Fund's investment adviser waived investment advisory fees in an amount equal to 0.20% of the value of the Fund's average daily net assets.


     SBMFM also serves as the Fund's administrator and oversees all aspects of the Fund's administration. For administration services rendered to the Fund, the
Fund pays SBMFM a fee at the annual rate of 0.20% of the value of the Fund's average daily net assets. For the fiscal year ended November 30, 1995, the Fund paid an administration fee to SBMFM in an amount equal to 0.08% of the Fund's average daily net assets and the administrator voluntarily waived administrative fees in an amount equal to 0.12% of the value of the Fund's average daily net assets.


     Prior to July 10, 1995, The Boston Company Advisors, Inc. ("Boston Advisors") served as the Fund's sub-administrator. Under a sub-administration agreement dated July 20, 1994, Boston Advisors was paid a portion of the administration fee paid by the Fund to SBMFM at a rate agreed upon from time to time between Boston Advisors and SBMFM.

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Management of the Trust Fund (continued)
------------------------------------------------------------------------------
--


     PORTFOLIO MANAGEMENT

     Lawence T. McDermott, an investment Officer of SBMFM, has served as Vice President and Investment Officer of the Fund since it commenced operations on December 31, 1991, and manages the day-to-day operations of the Fund, including making all investment decisions.

     Management's discussion and analysis, and additional performance information regarding the Fund during the fiscal year ended November 30, 1995, is included in the Annual Report dated November 30, 1995. A copy of the Annual Report may be obtained upon request without charge from a Smith Barney Financial
Consultant or by writing or calling the Fund at the address or phone number listed on page one of this Prospectus.

------------------------------------------------------------------------------
--
Distributor
------------------------------------------------------------------------------
--

     Smith Barney is located at 388 Greenwich Street, New York, New York
10013.
Smith Barney distributes shares of the Fund as principal underwriter and as such conducts a continuous offering pursuant to a "best efforts" arrangement requiring Smith Barney to take and pay for only such securities as may be sold to the public. Pursuant to a plan of distribution adopted by the Fund under Rule
12b-1 under the 1940 Act (the "Plan"), Smith Barney is paid a service fee with respect to Class A and Class C shares of the Fund at the annual rate of 0.15% of the average daily net assets of the respective Class. Smith Barney is also paid a distribution fee with respect to Class C shares at the annual rate of 0.20% of the average daily net assets attributable to that Class. The fees are used by Smith Barney to pay its Financial Consultants for servicing shareholder accounts and, in the case of Class C shares, to cover expenses primarily intended to result in the sale of those shares. These expenses include: advertising expenses; the cost of printing and mailing prospectuses to potential investors;
payments to and expenses of Smith Barney Financial Consultants and other persons who provide support services in connection with the distribution of shares; interest and/or carrying charges; and indirect and overhead costs of Smith Barney associated with the sale of Fund shares, including lease, utility, communications and sales promotion expenses.

     The payments to Smith Barney Financial Consultants for selling shares of a
Class include a commission or fee paid by the investor or Smith Barney at the time of sale and, with respect to Class C shares, a continuing fee for servicing shareholder accounts for as long as a shareholder remains a holder of that

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Distributor (continued)
------------------------------------------------------------------------------
--

Class. Smith Barney Financial Consultants may receive different levels of compensation for selling different Classes of shares.

     Payments under the Plan with respect to Class C shares are not tied exclusively to the shareholder distribution and service expenses actually incurred by Smith Barney, and the payments may exceed expenses actually incurred by Smith Barney. The Trust's Board of Trustees will evaluate the appropriateness of the Plan and its payment terms with respect to the Fund on a continuing basis and in doing so will consider all relevant factors, including expenses borne by
Smith Barney and amounts it receives under the Plan.

------------------------------------------------------------------------------
--
Additional Information
------------------------------------------------------------------------------
--

     The Trust was organized on October 17, 1991 under the laws of the Commonwealth of Massachusetts and is a business entity commonly known as a "Massachusetts business trust."

     Each Class of the Fund represents an identical interest in the Fund's investment portfolio. As a result, the Classes have the same rights, privileges and preferences, except with respect to: (a) the designation of each Class;
(b)
the effect of the respective sales charges for each Class; (c) the distribution and/or service fees borne by each Class pursuant to the Plan; (d) the expenses allocable exclusively to each Class; (e) voting rights on matters exclusively affecting a single Class; and (f) the exchange privilege of each Class. The Trust's Board of Trustees does not anticipate that there will be any conflicts among the interests of the holders of the different Classes. The Trustees, on an ongoing basis, will consider whether any such conflict exists and, if so, take appropriate action.

     When matters are submitted for shareholder vote, shareholders of each Class will have one vote for each full share owned and a proportionate, fractional vote for any fractional share held of that Class. Generally, shares of the Fund will be voted on a Fund-wide basis on all matters except matters affecting only the interests of one Class, in which case only shares of the affected Class would be entitled to vote.

     The Fund does not hold annual shareholder meetings. There normally will be no meetings of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholders' meeting for the election of Trustees. Shareholders of record of no less than two-thirds of the outstanding shares of the Trust may remove a Trustee through a declaration in writing or by vote cast in person or by proxy at a

Smith Barney
Intermediate Maturity New York Municipals Funds

------------------------------------------------------------------------------
--
Additional Information (continued)
------------------------------------------------------------------------------
--

meeting called for that purpose. The Trustees will call a meeting for any purpose upon written request of shareholders holding at least 10% of the Trust's outstanding shares and the Trust will assist shareholders in calling such a meeting as required by the 1940 Act.

     PNC, located at 17th and Chestnut Streets, Philadelphia, Pennsylvania, serves as custodian of the Fund's investments.


     The Transfer Agent is located at Exchange Place, Boston, Massachusetts
02109.


     The Fund sends shareholders a semi-annual report and an audited annual report, each of which includes a listing of investment securities held by the Fund. In an effort to reduce the Fund's printing and mailing costs, the Fund plans to consolidate the mailing of its semi-annual and annual reports by household. This consolidation means that a household having multiple accounts with the identical address of record will receive a single copy of each report.
In addition, the Fund also plans to consolidate the mailing of its Prospectus so that a shareholder having multiple accounts will receive a single Prospectus annually. Shareholders who do not want this consolidation to apply to their accounts should contact their Financial Consultants or the Transfer Agent.

                                                                    SMITH
BARNEY
                                                                    ----------
--


                                              A Member of Travelers Group
[Logo]


                                                                    Smith
Barney


Intermediate


Maturity

                                                                        New
York

                                                                 Municipals
Fund


                                                            388 Greenwich
Street
                                                        New York, New York
10013




                                                                FD0220
3/96




SMITH BARNEY INVESTMENT TRUST


PART B





Smith Barney
INVESTMENT TRUST
388 Greenwich Street
New York, New York 10013
(212) 723-9218

Statement Of Additional
Information
March 22, 1996


This Statement of Additional Information supplements the information
contained in the current Prospectuses of    Smith Barney Intermediate
 Maturity
California Municipals Fund (the "California Fund") and Smith Barney Intermediate Maturity New York Municipals Fund (the "New York Fund") dated March 22, 1996, as amended or supplemented from time to time and should be read in conjunction with the Prospectuses. The Prospectuses may be obtained by
contacting a Smith Barney Financial Consultant, or by writing or calling Smith
Barney Investment Trust (the "Trust"), of which each of California Fund and New York Fund (individually referred to as a "Fund" and collectively referred to as the "Funds") is a series, at the address or telephone number set forth
above.      This Statement of Additional Information,
 although not in itself a
prospectus, is incorporated by reference into each Prospectus in its entirety.


TABLE OF CONTENTS
For ease of reference, the same section headings used in this Statement of
Additional Information are identical to those used in each Prospectus except as noted in parentheses below:
Management of the Trust and the
Funds.........................................................	  1
Investment Objectives and Management
Policies............................................		   7
Purchase of
Shares........................................................................
 .................		 34
Redemption of
Shares........................................................................
 .............		 35
Distributor................................................................
 .....................................		 36
Valuation of
Shares........................................................................
 ................		 38
Exchange
Privilege.....................................................................
 ....................		 39
Performance Data (See in the Prospectuses "Performance
")............................		 39
Taxes (See in the Prospectuses "Dividend, Distribution and
Taxes")..........		 44
Additional
Information................................................................
 ....................	 46
Financial
Statements.................................................................
 ......................		 46
Appendix...................................................................
 ............................	A-1



MANAGEMENT OF THE TRUST AND THE FUNDS
The executive officers of the Funds are employees of certain of the organizations that provide services to the Fund. These organizations are as follows:


NAME	SERVICE
Smith Barney Inc.
  ("Smith Barney'')........................................................
	Distributor
Smith Barney Mutual Funds Management Inc.
  ("SBMFM'')...............................................................
	Investment Adviser and
Administrator
PNC Bank, National Association ("PNC")....................	Custodian
First Data Investor Services Group, Inc., formerly
known as The Shareholder Services Group, Inc.
(the "Transfer Agent'')..................................................
	Transfer Agent

These organizations and the functions they perform for the Funds are discussed in the Prospectuses and in this Statement of Additional Information.



TRUSTEES AND EXECUTIVE OFFICERS OF THE TRUST

The names of the Trustees of the Trust and executive officers of the Funds, together with information as to their principal business occupations, are set forth below. The executive officers of the Funds are employees of organizations that provide services to the Funds. Each Trustee who is an "interested person" of the Trust, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), is indicated by an asterisk.


Herbert Barg, Trustee (Age 72). Private investor. His address is 273 Montgomery Avenue, Bala Cynwyd, Pennsylvania 19004.

*Alfred J. Bianchetti, Trustee (Age 73). Retired; formerly Senior Consultant to Dean Witter Reynolds Inc. His address is 19 Circle End Drive, Ramsey, New Jersey 07466.

Martin Brody, Trustee (Age 74). Vice Chairman of the Board of Restaurant Associates, Corp. His address is HMK Associates, Three ADP Boulevard, Roseland, New Jersey 07068.

Dwight B. Crane, Trustee (Age 58). Professor, Graduate School of Business Administration, Harvard University; Business Consultant. His address is Graduate School of Business Administration, Harvard University, Boston, Massachusetts 02163.

Burt N. Dorsett, Trustee (Age 65). Managing Partner of Dorsett, McCabe Capital Management, Inc., an investment counseling firm; Director of Research Corporation Technologies Inc., a non-profit patent-clearing and licensing firm. His address is 540 Madison Avenue, New York, New York 10021.

Elliot S. Jaffe, Trustee (Age 69).  Chairman of the Board and Chief
Executive of The Dress Barn, Inc. His address is 30 Dunnigan Drive, Suffern, New York 10901.

Stephen E. Kaufman, Trustee (Age 64). Attorney. His address is 277 Park Avenue, New York, New York 10172.

Joseph J. McCann, Trustee (Age 65). Financial Consultant. His address is 200 Oak Park Place, Pittsburgh, Pennsylvania 15243.

*Heath B. McLendon, Chairman of the Board and Investment Officer (Age 62). Managing Director of Smith Barney, Chairman of the Board of Smith Barney Strategy Advisers Inc. and President of SBMFM; prior to July 1993, Senior Executive Vice President of Shearson Lehman Brothers Inc. ("Shearson Lehman Brothers"); Vice Chairman of Asset Management Division of Shearson Lehman Brothers; a Director of PanAgora Asset Management, Inc. and PanAgora Asset Management Limited. His address is 388 Greenwich Street, New York, New York 10013.

Cornelius C. Rose, Jr., Trustee (Age 62). President, Cornelius C. Rose Associates, Inc., financial consultants, and Chairman and Director of Performance Learning Systems, an education consultant. His address is P.O. Box 355, Fair Oaks, Enfield, New Hampshire 03748.

James J. Crisona, Trustee emeritus (Age 88). Attorney; formerly Justice of the Supreme Court of the State of New York. His address is 118 East 60th Street, New York, New York 10022.

Jessica M. Bibliowicz, President (Age 36).  Executive Vice President of
Smith Barney; prior to 1994, Director of Sales and Marketing for Prudential Mutual Funds; prior to 1990, First Vice President, Asset Management Division of Shearson Lehman Brothers. Ms. Bibliowicz serves as President of 39 Smith Barney Mutual Funds. Her address is 388 Greenwich Street, New York, New York 10013.

Lewis E. Daidone, Senior Vice President and Treasurer (Age 38). Managing Director of Smith Barney; Director and Senior Vice President of SBMFM. Mr. Daidone serves as Senior Vice President and Treasurer of 41 Smith Barney Mutual Funds. His address is 388 Greenwich Street, New York, New York 10013.

Joseph P. Deane, Vice President and Investment Officer (Age 48).
Investment Officer of SBMFM; prior to July 1993, Managing Director of Shearson

Lehman Advisors.  Mr. Deane also serves as Investment Officer of 5 other Smith

Barney Mutual Funds.  His address is 388
 Greenwich Street, New York, New York
10013.

Lawrence T. McDermott, Vice President and Investment Officer (Age 47). Investment Officer of SBMFM; prior to November 7, 1994, Managing Director of Greenwich Street Advisors, a division of SBMFM; prior to July 1993, Managing Director of Shearson Lehman Advisors, the predecessor to SBMFM.
 Mr. McDermott
also serves as Investment Officer of 10 other Smith Barney Mutual Funds. His address is 388 Greenwich Street, New York, New York 10013.

Christina T. Sydor, Secretary (Age 45). Managing Director of Smith Barney; General Counsel and Secretary of SBMFM. Ms. Sydor serves as Secretary of 41 Smith Barney Mutual Funds.
 Her address is 388 Greenwich Street, New York, New
York  10013.






As of March 5, 1996, the Trustees and officers, as a group, owned less than 1.00% of the outstanding common stock of each Fund. To the best knowledge of the Trustees, as of March 5, 1996, no shareholder or "group" (as that term is used in Section 13(d) of the Securities and Exchange Act of 1934) owned beneficially or of record more than 5% of the shares of either Fund.


No officer, director or employee of Smith Barney or any of its affiliates receives any compensation from the Trust for serving as an officer of the Funds or Trustee of the Trust. The Trust pays each Trustee who is not an officer, director or employee of Smith Barney or any of its affiliates a fee of $4,000 per annum plus $500 per in-person meeting and $100 per telephonic meeting.
  Each Trustee emeritus who is not an officer, director or employee of Smith Barney or its affiliates receives a fee of $2,000 per annum plus $250 per in-person meeting and $50 per telephonic meeting. All Trustees are reimbursed for travel and out-of-pocket expenses incurred to attend such meetings.




For the fiscal year ended November 30, 1995, the Trustees of the Trust were paid the following compensation:

	Aggregate Compensation
	Aggregate Compensation	from all Smith
Barney
	Trustee (*)	from the Trust	Mutual Funds***
	Herbert Barg (18)...............................	$4,900
	$85,200
	Alfred J. Bianchetti (13)......................	4,900	40,850
	Martin Brody (21)..............................	4,600	96,550
	Dwight B. Crane (24).........................	4,800	122,600
	Burt N. Dorsett (13)...........................	6,300+
	51,400+
	Elliot S. Jaffe (13)..............................	6,300	53,250
	Stephen E. Kaufman (15)...................	4,900	60,350
	Joseph J. McCann (13).......................	4,800	40,750
	Heath B. McLendon (41) ...................	---	---
	Cornelius C. Rose (13)........................	6,400	54,100
	James J. Crisona** (12) .....................	1,700	26,700

____________
*    Number of directorships/trusteeships held with other Smith Barney Mutual
Funds.
** Trustee emeritus. A Trustee emeritus may attend meetings of the Fund's Board of Trustees but has no voting rights at such meetings.
*** Aggregate compensation for all Smith Barney Mutual Funds is for calendar year ended December 31, 1995.
+     Pursuant to the Funds' deferred compensation plan, Mr. Dorsett has elected to defer the payment of some or all of the compensation due to him from the Funds.

Investment Adviser and Administrator -- SBMFM




SBMFM serves as investment adviser to each of the Funds pursuant to an investment advisory agreement with the Trust which was most recently approved by the Board of Trustees, including a majority of Trustees who are not "interested persons" of the Trust or SBMFM, on July 19, 1995. SBMFM is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"), which, in turn, is a wholly owned subsidiary of Travelers Group Inc. ("Travelers"). The Advisory Agreement is dated July 30, 1993 (the "Advisory Agreement"), and was first approved by the Trustees, including a majority of those
 Trustees who are
not "interested persons" of the Trust or Smith Barney, on April 7, 1993. The services provided by SBMFM under the Advisory Agreement are described in the Prospectuses under "Management of the Trust and the Fund." SBMFM pays the salary of any officer and employee who is employed by both it and the Trust. SBMFM bears all expenses in connection with the performance of its services.

As compensation for investment advisory services, each Fund pays SBMFM a fee computed daily and paid monthly at the annual rate of 0.30% of the Fund's average daily net assets.




For the fiscal year ended November 30, 1993, the Funds paid Greenwich Street Advisors and its predecessor, Shearson Lehman Advisors investment advisory fees, and Greenwich Street Advisors and Shearson Lehman Advisors waived fees and reimbursed expenses, as follows:

Fees Waived



and Expenses

Fund
Fees Paid
Reimbursed

California Fund
$0
$83,727

New York Fund
28,605
130,230







For the fiscal year ended November 30, 1994, the Funds paid SBMFM, and/or its predecessor investment adviser, investment advisory fees, and the investment adviser waived fees and reimbursed expenses as follows:

Fees Waived



and Expenses

Fund
Fees Paid
Reimbursed

California Fund
$12,828
$98,519

New York Fund
97,097
144,592



For the fiscal year ended November 30, 1995, the Funds paid SBMFM investment advisory fees, and the investment adviser waived fees and reimbursed expenses as follows:

Fees Waived



and Expenses

Fund
Fees Paid
Reimbursed

California Fund
$22,385
$ 65,910

New York Fund
82,898
115,831







SBMFM also serves as administrator to each of the Funds pursuant to a written agreement dated April 20, 1994 (the "Administration
 Agreement"), which
was most recently approved by the Trustees of the Trust, including a majority of Trustees who are not "interested persons" of the Trust or SBMFM, on July 19, 1995. The services provided by SBMFM under the Administration Agreement are described in the Prospectuses under "Management of the Trust and the Fund." SBMFM pays the salary of any officer and employee who is employed by both it and the Trust and bears all expenses in connection with the performance of its services.


As compensation for administrative services rendered to each Fund, SBMFM receives a fee computed daily and paid monthly at the annual rate of 0.20% of the Fund's average daily net assets.


Prior to June 26, 1995 and July 10, 1995 for New York Fund and
California Fund, respectively, The Boston Company Advisors, Inc. ("Boston Advisors"), an indirect wholly owned subsidiary of Mellon Bank Corporation, served as the Funds' sub-administrator.




For the fiscal year ended November 30, 1993 the Funds paid Boston Advisors administration fees, and Boston Advisors waived fees as follows:

Fees Waived



and Expenses

Fund
Fees Paid
Reimbursed

California Fund
$0
$39,799

New York Fund
 16,167
 74,596







For the fiscal year ended November 30, 1994, the Funds paid Boston Advisors and SBMFM administration fees and Boston Advisors and SBMFM waived fees as follows:

Fees Waived



and Expenses

Fund
Fees Paid
Reimbursed

California Fund
     $7,330
  $56,297

New York Fund
     55,483
  82,625







For the fiscal year ended November 30, 1995 the Funds paid SBMFM administration fees and SBMFM waived fees as follows:

Fees Waived



and Expenses

Fund
Fees Paid
Reimbursed

California Fund
$17,121
$37,626

New York Fund
47,695
65,864







The Trust bears expenses incurred in its operation, including: taxes, interest, brokerage fees and commissions, if any; fees of Trustees who are not
officers, directors, shareholders or employees of Smith Barney or SBMFM;
   Securities and Exchange Commission ("SEC")     fees and state Blue Sky
qualification fees; charges of custodians; transfer and dividend disbursing agent fees; certain insurance premiums; outside auditing and legal expenses; costs of maintaining corporate existence; costs of investor services (including allocated telephone and personnel expenses); costs of preparing and
printing prospectuses for regulatory purposes and for
 distribution to existing
shareholders; costs of shareholders' reports and shareholder meetings; and meetings of the officers or Board of Trustees of the Trust.


SBMFM has agreed that if in any fiscal year the aggregate expenses of the Trust (including fees pursuant to the Advisory Agreement and Administration Agreement, but excluding interest, taxes, brokerage fees paid pursuant to the Trust's services and distribution plan, and, with the prior written consent of
the necessary state securities commissions, extraordinary expenses)
 exceed the
expense limitation of any state having jurisdiction over the Trust, SBMFM will, to the extent required by state law, reduce its fees by the amount of such excess expenses. Such fee reductions, if any, will be reconciled on a monthly basis. The most restrictive state limitation currently applicable to the Trust would require SBMFM to reduce its fees in any year that such expenses exceed 2.50% of the first $30 million of average daily net assets, 2.00% of the next $70 million of average daily net assets and 1.50% of the remaining average daily net assets. No fee reduction was required for the fiscal years ended November 30, 1993, 1994 and 1995.

Counsel and Auditors

Willkie Farr & Gallagher serves as legal counsel to the Trust. The Trustees who are not "interested persons" of the Trust have selected Stroock & Stroock & Lavan as their counsel.



KPMG Peat Marwick LLP, independent auditors, 345 Park Avenue, New York, New York 10154, have been selected to serve as auditors of the Trust and to render
an opinion on the Trust's financial statements for the fiscal year ended November 30, 1996.

INVESTMENT OBJECTIVES AND MANAGEMENT POLICIES

The Prospectuses discuss the investment objective of each Fund and the principal policies to be employed to achieve that objective. Supplemental information is set out below concerning the types of securities and other instruments in which the Funds may invest, the investment policies and strategies that the Funds may utilize and certain risks attendant to those investments, policies and strategies.

United States Government Securities

Securities issued or guaranteed by the United States government or one of its agencies, authorities or instrumentalities ("U.S. government securities") in which each of the California Fund and the New York Fund may invest include debt obligations of varying maturities issued by the United States
 Treasury or
issued or guaranteed by an agency or instrumentality of the United States government, including the Federal Housing Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association, General Services Administration, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation, Federal Intermediate Credit Banks, Federal National Mortgage Association, Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board, Student Loan Marketing Association, Resolution Trust Corporation and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing a reorganization since 1987). Direct obligations of the United States Treasury include a variety of securities that differ in their interest rates, maturities and dates of issuance. Because the United States government is not obligated by law to provide support to an instrumentality that it sponsors, neither of the Funds will invest in obligations issued by an
instrumentality of the United States government unless SBMFM determines that the instrumentality's credit risk does not make its securities unsuitable for investment by the Fund.

Municipal Obligations

Each of the Funds invests principally in debt obligations issued by, or on behalf of, states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities or multistate agencies or authorities, the interest from which debt obligations is, in the opinion of bond counsel to the issuer, excluded from gross income for Federal income tax purposes ("Municipal Obligations"). Municipal Obligations generally are understood to include debt
obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, payment of general operating expenses and extensions of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to finance privately operated facilities are considered to be Municipal Obligations if the interest paid on them qualifies as excluded from gross income (but not necessarily from alternative minimum taxable income) for Federal income tax purposes in the opinion of bond
counsel to the issuer. Municipal Obligations may be issued to finance life care facilities, which are an alternative form of long-term housing for the elderly that offer residents the independence of a condominium life-style and,
if needed, the comprehensive care of nursing home services. Bonds to finance these facilities have been issued by various state industrial development authorities. Because the bonds are secured only by the revenues of each facility and not by state or local government tax payments, they are subject to a wide variety of risks, including a drop in occupancy levels, the difficulty of maintaining adequate financial reserves to secure estimated actuarial liabilities, the possibility of regulatory cost restrictions applied
to health care delivery and competition from alternative health care or conventional housing facilities.

Municipal Leases

Municipal leases are Municipal Obligations that may take the form of a lease or an installment purchase issued by state and local government authorities to
obtain funds to acquire a wide variety of equipment and facilities such as fire and sanitation vehicles, computer equipment and other capital assets. These obligations have evolved to make it possible for state and local government authorities to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. Thus, municipal leases have special risks not normally associated with Municipal Obligations. These obligations frequently contain "non-appropriation" clauses that provide that the governmental issuer of the municipal lease has no obligation to make future payments under the lease or contract unless money is
appropriated for such purposes by the legislative body on a yearly or other periodic basis. In addition to the non-appropriation risk, municipal leases represent a type of financing that has not yet developed the depth of marketability associated with Municipal Obligations; moreover, although the obligations will be secured by the leased equipment, the disposition of the equipment in the event of foreclosure might prove difficult.
 In order to limit
the risks, the Fund will purchase either (a) municipal leases that are rated in the four highest categories by Moody's Investor Services, Inc. ("Moody's") or Standard & Poor's Corporation ("S&P") or (b) unrated municipal leases that are purchased principally from domestic banks or other responsible third parties that have entered into an agreement with the
 Fund providing the seller
will either remarket or repurchase the municipal leases within a short period after demand by the Fund.

From time to time, proposals to restrict or eliminate the Federal income tax exemption for interest on Municipal Obligations have been introduced before Congress. Similar proposals may be introduced in the future. In addition, the Internal Revenue Code of 1986, as amended, (the "Code") currently provides that small issue private activity bonds will not be tax-exempt if the bonds were issued after December 31, 1986, and the proceeds were used to finance projects other than manufacturing facilities.

Special Considerations Relating To California
Exempt Obligations


As indicated in its Prospectus, the California Fund seeks its objective by investing principally in a portfolio of Municipal Obligations, the interest from which is exempt from California State personal income taxes ("California Exempt Obligations").

Some of the significant financial considerations
 relating to the    California
    Fund's investments in California Exempt Obligations are summarized below. This summary information is derived principally from official statements and prospectuses relating to securities offerings of the State of California and various local agencies in California, available as of the date of this Statement of Additional Information and does not purport to be a complete
description of any of the considerations mentioned herein.     It is also
based on the disclosure statement filed in the County of Orange bankruptcy case. The accuracy and completeness of the information contained in such official statements and disclosure statement has not been independently verified.

ECONOMIC FACTORS. The Governor's 1993-1994 Budget, introduced on January 8, 1993, proposed general fund expenditures of $37.3 billion, with projected revenues of $39.9 billion. To balance the budget in the face of declining revenues, the Governor proposed a series of revenue shifts from local government, reliance on increased federal aid, and reductions in state spending.

The Department of Finance of the State of California's May
 Revision of General
Fund Revenues and Expenditures (the "May Revision"),
 released on May 20, 1993,
projected the State would have an accumulated deficit of about $2.75 billion by June 30, 1993 essentially unchanged from the prior year. The Governor proposed to eliminate this deficit over an 18-month period. Unlike previous years, the Governor's Budget and May Revision did not calculate a "gap" to be closed, but rather set forth revenue and expenditure forecasts and proposals designed to produce a balanced budget.

The 1993-94 budget act (the "1993-94 Budget Act") was signed by the Governor on June 30, 1993, along with implementing legislation. The Governor vetoed about $71 million in spending.

The 1993-94 Budget Act is predicated on general fund revenues and transfers estimated at $40.6 billion, $400 million below 1992-93 (and the second consecutive year of actual decline). The principal reasons for declining revenue are the continued weak economy and the expiration
 (or repeal) of three
fiscal steps taken in 1991 -- a half cent temporary sales tax, a deferral of operating loss carryforwards, and repeal by initiative of a sales tax on candy
and snack foods.

The 1993-94 Budget Act also assumes special fund revenues of
 $11.9 billion, an
increase of 2.9% over 1992-93.

The 1993-94 Budget Act includes general fund expenditures of $38.5 billion (a 6.3% reduction from projected 1992-93 expenditures of
 $41.1 billion), in order
to keep a balanced budget within the available revenues. The 1993-94 Budget Act also includes special fund expenditures of $12.1 billion, a 4.2% increase.
The 1993-94 Budget Act reflects the following major adjustments:

1. Changes in local government financing to shift about $2.6 billion in property taxes from cities, counties, special districts and redevelopment agencies to school and community college districts, thereby reducing general fund support by an equal amount. About $2.5 billion would be permanent, reflecting termination of the State's "bailout" of local governments following the property tax cuts of Proposition 13 in 1978 (See "Constitutional, Legislative and Other Factors" below).

The property tax revenue losses for cities and counties are offset in part by additional sales tax revenues and mandate relief. The temporary 0.5% sales tax was extended through December 31, 1993, for allocation to counties for public safety programs. The voters approved Proposition 172 in November 1993 and the 0.5% sales tax was extended permanently for public safety purposes.

Legislation also has been enacted to eliminate state mandates in order to provide local governments flexibility in making their programs responsive to local needs. Legislation provides mandate relief for local justice systems which affect county audit requirements, court reporter fees, and court consolidation; health and welfare relief involving advisory boards, family planning, state audits and realignment maintenance efforts; and relief in areas such as county welfare department self-evaluations, noise guidelines and recycling requirements.

2. The 1993-94 Budget Act projected K-12 Proposition 98 funding on a cash basis at the same per-pupil level as 1992-93 by providing schools a $609 million loan payable from future years' Proposition 98 funds.

3. The 1993-94 Budget Act assumed receipt of about $692 million of aid to the State from the Federal government to offset health and welfare costs associated with foreign immigrants living in the State, which would reduce a like amount of general fund expenditures. About $411 million of this amount was one-time funding. Congress ultimately appropriated only $450 million.

4. Reductions of $600 million in health and welfare programs, and $400 million in support for higher education (partly offset by fee increases at all three units of higher education) and various miscellaneous cuts (totaling approximately $150 million) in State government services in many agencies, up to 15%.

5. A 2-year suspension of the renters' tax credit ($390 million expenditure reduction in 1993-94).

6. Miscellaneous one-time items, including deferral of payment to the Public Employees Retirement Fund ($339 million) and a change in accounting for debt service from accrual to cash basis, saving $107 million.

The 1993-94 Budget Act contains no general fund tax/revenue increases other than a two-year suspension of the renters' tax credit. The 1993-94 Budget Act suspended the 4% automatic budget reduction "trigger," as was done in 1992-93 so that cuts could be focused.

Administration reports during the course of the 1993-94 Fiscal Year have indicated that while economic recovery appears to have started in the second half of the fiscal year, recessionary conditions continued longer than has been anticipated when the 1993-94 Budget Act was adopted. Overall, revenues for the 1993-94 Fiscal Year were about $800 million lower than original projections, and expenditures were about $780 million higher, primarily because of higher health and welfare caseloads, lower property taxes which require greater State support for K-14 education to make up the shortfall, and
lower than anticipated Federal government payments for immigration-related costs. The reports in May and June, 1994, indicated that revenues in the second half of the 1993-94 Fiscal Year have been very close to the projections
made in the Governor's Budget of January 10, 1994, which is consistent with a slow turnaround in the economy.

The Department of Finance's July 1994 Bulletin, including the final June receipts, reported that June revenues were $114 million (2.5%) above projection, with final end-of-year results at $377 million (about 1%) above the May Revision projections. Part of this result was due to end-of-year adjustments and reconciliations. Personal income tax and sales tax continued to track projections very well. The largest factor in the higher than anticipated revenues was from bank and corporation taxes, which were $140 million (18.4%) above projection in June. While the higher June receipts are reflected in the actual 1993-94 Fiscal Year cash flow results, and help the starting cash balance for the 1994-95 Fiscal Year, the Department of Finance has not adjusted any of its revenue projections for the 1994-95 or 1995-96 Fiscal Years.

During the 1993-94 Fiscal Year, the State implemented the deficit retirement plan, which was part of the 1993-94 Budget Act, by issuing $1.2 billion of revenue anticipation warrants in February 1994 maturing December 21, 1994. This borrowing reduced the cash deficit at the end of the 1993-94 Fiscal Year. Nevertheless, because of the $1.5 billion variance from the original 1993-94 Budget Act assumptions, the General Fund ended the fiscal year at June 30, 1994 carrying forward an accumulated deficit of approximately
$2 billion.

Because of the revenue shortfall and the State's reduced internal borrowable cash resources, in addition to the $1.2 billion of revenue anticipation warrants issued as part of the deficit retirement plan, the State
issued an additional $2.0 billion of revenue anticipation warrants, maturing July 26, 1994, which were needed to fund the State's obligations and expenses through the end of the 1993-94 Fiscal Year.

On January 17, 1994, a major earthquake measuring an estimated 6.8 on the Richter Scale struck Los Angeles. Significant property damage to private and public facilities occurred in a four-county area including northern Los Angeles County, Ventura County, and parts of Orange and San Bernardino Counties, which were declared as State and Federal disaster areas by January
18. Current estimates of total property damage (private and public) are in the range of $20 billion but these estimates still are subject to change.

Despite such damage, on the whole, the vast majority of structures in the areas, including large manufacturing and commercial buildings and all modern high-rise offices, survived the earthquake with minimal or no damage, validating the cumulative effect of strict building codes and thorough preparation for such an emergency by the State and local agencies.

State-owned facilities, including transportation corridors and facilities such as Interstate Highways 5 and 10 and State Highways 14, 118 and 210 sustained damage. Most of the major highways (Interstate 5 and 10) have now been repaired. The campus of California State University at Northridge (very near the epicenter) suffered an estimated $350 million damage, resulting in temporary closure of the campus. It has reopened using borrowed facilities elsewhere in the area and many temporary structures. There was also some damage to the University of California at Los Angeles and to an office building in Van Nuys (now open after a temporary closure).
 Overall, except for
the temporary road and bridge closures, and CSU-Northridge, the earthquake did
not and is not expected to significantly affect State government operations.

The State in conjunction with the Federal government is committed to providing assistance to local governments, individuals and businesses suffering damage as a result of the earthquake, as well as to provide for the repair and replacement of State-owned facilities. The Federal government will provide substantial earthquake assistance.

The President immediately allocated some available disaster funds, and Congress has approved additional funds for a total of at least
 $9.5 billion of
Federal funds for earthquake relief, including assistance to homeowners and small businesses, and costs for repair of damaged public facilities. The Governor originally proposed that the State will have to pay about $1.9 billion for earthquake relief costs, including a 10% match to some of the Federal funds, and costs for some programs not covered by the Federal aid. The
Governor proposed to cover $1.05 billion of these costs from a general obligation bond issue which was on the June 1994 ballot, but it was not approved by the voters. The Governor subsequently announced that the State's share for transportation projects would come from existing Department of Transportation funds (thereby delaying other, non-earthquake related projects), that the State's share for certain other costs (including local school building repairs) would come from reallocating existing bond funds, and
that a proposed program for homeowner and small business aid supplemental to Federal aid would have to be abandoned. Some other costs will be borrowed from
the Federal government in a manner similar to that used by the State of Florida after Hurricane Andrew; pursuant to Senate Bill 2383, repayment will have to be addressed in 1995-96 or beyond.

The 1994-95 Fiscal Year will represent the fourth consecutive year the Governor and Legislature will be faced with a very difficult budget environment to produce a balanced budget. Many program cuts and budgetary adjustments have already been made in the last three years. The Governor's Budget proposal, as updated in May and June, 1994, recognized that the accumulated deficit could not be repaid in one year, and proposed a two-year solution. The budget proposal sets forth revenue and expenditure forecasts and
revenue and expenditure proposals which result in operating surpluses for the budget for both 1994-95 and 1995-96, and lead to the elimination of the accumulated budget deficit, estimated at about $2.0 billion at June 30, 1994, by June 30, 1996.

The 1994-95 Budget Act, signed by the Governor on July 8, 1994, projects revenues and transfers of $41.9 billion, $2.1 billion higher than revenues in 1993-94. This reflects the Administration's forecast of an improving economy. Also included in this figure is a projected receipt of about
 $360 million from
the Federal government to reimburse the State's cost of incarcerating undocumented immigrants. The State will not know how much the Federal government will actually provide until the Federal fiscal year 1995 Budget is completed. Completion of the Federal budget is expected by October 1994. The Legislature took no action on a proposal in the January Governor's Budget to undertake an expansion of the transfer of certain programs to counties, which would also have transferred to counties 0.5% of the State's current sales tax.

The Budget Act projects Special Fund revenues of $12.1 billion, a decrease of 2.4% from 1993-94 estimated revenues.

The 1994-95 Budget Act projects General Fund expenditures of $40.9 billion, an increase of $1.6 billion over 1993-94. The Budget Act also projects Special
Fund expenditures of $13.7 billion, a 5.4% increase over 1993-94 estimated expenditures. The principal features of the Budget Act were the following:

1. Receipt of additional Federal aid in 1994-95 of about $400 million for costs of refugee assistance and medical care for undocumented immigrants, thereby offsetting a similar General Fund cost. The State will not know how much of these funds it will receive until the Federal fiscal year 1995 Budget is passed.

2. Reductions of approximately $1.1 billion in health and welfare costs. A 2.3% reduction in Aid to Families with Dependent Children ("AFCD") payments (equal to about $56 million for the entire fiscal year) has been suspended by court order.

3. A General Fund increase of approximately $38 million in support for the University of California and $65 million for California State
University. It is anticipated that student fees for both the U.C. and the C.S.U. will increase up to 10%.

4. Proposition 98 funding for K-14 schools is increased by $526 million from 1993-94 levels, representing an increase for enrollment growth and inflation. Consistent with previous budget agreements, Proposition 98 funding provides approximately $4,217 per student for K-12 schools, equal to the level in the past three years.

5. Legislation enacted with the Budget clarifies laws passed in 1992 and 1993 which require counties and other local agencies to transfer funds to local school districts, thereby reducing State aid. Some counties had implemented a method of making such transfers which provided less money for schools if there were redevelopment agency projects. The new legislation bans this method of transfer. If all counties had implemented this method, General Fund aid to K-12 schools would have been $300 million higher in each of the 1994-95 and 1995-96 Fiscal Years.

6. The 1994-95 Budget Act provides funding for anticipated growth in the State's prison inmate population, including provisions for implementing recent legislation (the so-called "Three Strikes" law) which requires mandatory life prison terms for certain third-time felony offenders.

7. Additional miscellaneous cuts ($500 million) and fund transfers ($255 million) totaling in the aggregate approximately $755 million.

The 1994-95 Budget Act contains no tax increases. Under legislation enacted for the 1993-94 Budget, the renters' tax credit was suspended for two years (1993 and 1994). A ballot proposition to permanently restore the renters' tax credit after this year failed at the June, 1994 election. The Legislature enacted a further one-year suspension of the renters' tax credit, for 1995, saving about $390 million in the 1995-96 Fiscal Year.

The 1994-95 Budget assumes that the State will use a cash flow borrowing program in 1994-95 which combines one-year notes and two-year warrants, which have now been issued. Issuance of warrants allows the State to defer repayment
of approximately $1.0 billion of its accumulated budget deficit into the 1995-96 Fiscal Year.

The State's cash flow management plan for the 1994-95 fiscal year included the
issuance of $4.0 billion of revenue anticipation warrants on July 26,
 1994, to
mature on April 25, 1996, as part of a two-year plan to retire the accumulated
State budget deficit.

Because preparation of cash flow estimates for the 1995-96 Fiscal Year is necessarily more imprecise than for the current fiscal year and entails greater risks of variance from assumptions, and because the Governor's two-year budget plan assumes receipt of a large amount of Federal aid in the 1995-96 Fiscal Year for immigration-related costs which is uncertain, the Legislature enacted a backup budget adjustment mechanism to mitigate possible deviations from projected revenues, expenditures or internal borrowable resources which might reduce available cash resources during the two-year plan, so as to assure repayment of the warrants.

Pursuant to Section 12467 of the California Government Code, enacted by Chapter 135, Statutes of 1994 (the "Budget Adjustment Law"), the State Controller was required to make a report by November 15, 1994 on whether the projected cash resources for the General Fund as of June 30, 1995 will decrease more than $430 million from the amount projected by the State in its Official Statement in July, 1994 for the sale of $4,000,000,000 of Revenue Anticipation Warrants. On November 15, 1994, the State Controller issued the report on the State's cash position required by the Budget
 Adjustment Law. The
report indicated that the cash position of the General Fund on June 30, 1995 would be $581 million better than was estimated in the July, 1994 cash flow projections and therefore, no budget adjustment procedures will be invoked for
the 1994-95 fiscal year. The Law would only be implemented if the State Controller estimated that borrowable resources on June 30, 1995 would be at least $430 million lower than projected.

The State Controller's report identified a number of factors which have led to
the improved cash position of the State. Estimated revenues and transfers for the 1994-95 fiscal year other than Federal reimbursement for immigration costs
were up about $650 million. The largest portion of this was in higher bank and
corporation tax receipts, but all major tax sources were above original projections. However, most of the Federal immigration aid revenues projected in connection with the 1994-95 Budget Act and in the July, 1994 cash flows will not be received, as indicated above, leaving a net increase in revenues of $322 million.

On the expenditure side, the State Controller reported that estimated reduced caseload growth in health and welfare programs, reduced school enrollment growth, and an accounting adjustment reducing a transfer from the General Fund
to the Special Fund for Economic Uncertainties resulted in overall General Fund expenditure reductions (again before adjusting for Federal aid) of $672 million. However, the July, 1994 cash flows projected that General Fund health
and welfare and education expenditures would be offset by the anticipated receipt of $407 million in Federal aid for illegal immigrant costs. The State Controller now estimates that none of these funds will be received, so the net
reduction in General Fund expenditures is $265 million.

Finally, the State Controller indicated that a review of balances in special funds available for internal borrowing resulted in an estimated reduction of such borrowable resources of $6 million. The combination of these factors results in the estimated improvement of the General Fund's cash position of $581 million. The State Controller's revised cash flow projections for 1994-95
have allocated this improvement to two line items: an increase from
 $0 to $427
million in the estimated ending cash balance of the General Fund on June 30, 1995, and an increase in unused borrowable resources of $154 million.

The State Controller's report indicated that there was no anticipated cash impact in the 1994-95 fiscal year for recent initiative on "three strikes" criminal penalties and illegal immigration which were approved by voters on November 8, 1994. At a hearing before a committee of the Legislature on November 15, 1994, both the Legislative Analyst and the Department of

Finance concurred in the reasonableness of the State
 Controller's report. (The
Legislative Analyst had issued a preliminary analysis on November 1, 1994 which reached a conclusion very close to that of the State Controller.) The State Controller's report makes no projections about whether the Law may have to be implemented in 1995-96. However, both the State Controller and the Legislative Analyst in the November 15 hearing noted that the July, 1994 cash flows for the 1995-96 fiscal year place continued reliance on large amounts of federal assistance for immigration costs, which did not materialize this year,
indicating significant budget pressures for next year. The Department of Finance indicated that the budgetary issues identified in the hearing would be
addressed in the Governor's Budget proposal for the 1995-96
 fiscal year, which
will be released in early January, 1995.

    The Director of Finance is required to include updated cash-flow statements for the 1994-95 and 1995-96 Fiscal Years in the
 May revision to the
1995-96 Fiscal Year budget proposal. By June 1, 1995, the State Controller must concur with these updated statements or provide a revised estimate of the
cash condition of the General Fund for the 1994-95 and the 1995-96 Fiscal Years. For the 1995-96 Fiscal Year, Chapter 135 prohibits any external borrowing as of June 30, 1996, thereby requiring the State to rely solely on internal borrowable resources, expenditure reductions or revenue increases to eliminate any projected cash flow shortfall.

Commencing on October 15, 1995, the State Controller will,
 in conjunction with
the Legislative Analyst's Office, review the estimated cash condition of the General Fund for the 1995-96 Fiscal Year. The "1996 cash shortfall" shall be the amount necessary to bring the balance of unused borrowable resources on June 30, 1996 to zero. On or before December 1, 1995, legislation must be enacted providing for sufficient General Fund expenditure reductions, revenue increases, or both, to offset any such 1996 cash shortfall identified by the State Controller. If such legislation is not enacted, within five days thereafter the Director of Finance must reduce all General Fund appropriations
for the 1995-96 Fiscal Year, except the Required Appropriations, by the percentage equal to the ratio of said 1996 cash shortfall to total remaining General Fund appropriations for the 1995-96 Fiscal Year, excluding the Required Appropriations.


On December 6, 1994, Orange County, California and its Investment Pool (the "Pool") filed for bankruptcy under Chapter 9 of the United States Bankruptcy Code. Approximately 187 California public entities, substantially all of which
are public agencies within the County, were investors in the Pool. Since the filing, the County has employed various investment advisors to restructure the
investments in the Pool. That and other actions resulted in the Pool sustaining a loss $1.66 billion. The County failed to make certain deposits to
a fund for repayment of $169,000,000 aggregate principal amount of its short term indebtedness resulting in a technical default under its note resolution. Additionally, the County defaulted in its obligation to accept tenders of its $110,200,000 aggregate principal amount of its Taxable Pension Obligation Bonds, Series B used to finance County pension obligations.
Interest at a rate
set pursuant to the bond documents has been timely paid on such Pension Bonds.

Both S&P and Moody's have suspended or downgraded ratings on various debt securities of the County and certain of the investors in the Pool. Such suspensions or downgradings could affect both price and liquidity of such securities.


Orange County has taken a number of steps to resolve its bankruptcy case. In April of 1995, it entered into a Comprehensive Settlement Agreement with representatives of investors in the Pool, which resulted in the distribution to the investors of, on average, approximately 77% of their Pool investment balances. A proposed sales tax increase to provide funds to make up investment losses and assure payment of the County's debt was defeated by a vote of 61% to 39% on June 27, 1995. However, the County issued $278,790,000 of Recovery Bonds to fund a portion of the investors' losses on June 16, 1995 and issued $155,000,000 of Teeter Plan Revenue bonds on June 30, 1995 to fund advances of delinquent taxes to other taxing jurisdictions within the County (the "Teeter Plan") and to repay previously issued Teeter Plan Notes maturing on June 30, 1995. On July 10, 1995, the County completed a consensual modification of over 99% of its other maturing short-term debt (consisting of $600 million of taxable notes and $200 million of tax-exempt Tax and Revenue Anticipation Notes), which now has a new maturity date of June 30, 1996. In September 1995 the California legislature passed legislation that shifts revenues from other County entities to the County. Based on these revenues and the agreement of Pool investors to subordinate their remaining claims, the
County has filed a plan of adjustment and a Disclosure Statement with the Bankruptcy Court with an objective of emerging from bankruptcy by the end of June of 1996. The County is also pursuing litigation against numerous parties seeking a recovery of the Pool losses.

CONSTITUTIONAL, LEGISLATIVE AND OTHER FACTORS. Certain California constitutional amendments, legislative measures, executive orders, administrative regulations and voter initiatives could result in the adverse effects described below. The following information constitutes only a brief summary, does not purport to be a complete description, and is based on information drawn from official statements and prospectuses relating to securities offerings of the State of California and various local agencies in California available as of the date of this Statement of Additional Information.

Certain of the California Municipal Obligations in which the Fund may invest may be obligations of issuers which rely in whole or in part on California State revenues for payment of these obligations. Property tax revenues and a portion of the State's general fund surplus are distributed to counties, cities and their various taxing entities and the State assumes certain obligations theretofore paid out of local funds. Whether and to what extent a portion of the State's general fund will be distributed in the future to counties, cities and their various entities, is unclear. In 1988, California enacted legislation providing for a water's-edge combined reporting method if an election fee was paid and other conditions met. On October 6, 1993, California Governor Pete Wilson signed Senate Bill 671 (Alquist) which modifies the unitary tax law by deleting the requirements that a taxpayer electing to determine its income on a water's-edge basis pay a fee and file a domestic disclosure spreadsheet and instead requiring an annual information return. Significantly, the Franchise Tax Board can no longer disregard a taxpayer's election. The Franchise Tax Board is reported to have estimated state revenue losses from the Legislation as growing from $27 million in 1993-
94 to $616 million in 1999-2000, but others, including    former     Assembly
Speaker Willie Brown, disagree with that estimate and assert that more revenue
will be generated for California, rather than less, because of an anticipated increase in economic activity and additional revenue generated by the incentives in the Legislation.

Certain of the California Municipal Obligations may be obligations of issuers who rely in whole or in part on ad valorem real property taxes as a source of revenue. On June 6, 1978, California voters approved an amendment to the California Constitution known as Proposition 13, which added Article XIIIA to the California Constitution. The effect of Article XIIIA is to limit ad valorem taxes on real property and to restrict the ability of taxing entities to increase real property tax revenues. On November 7, 1978,
 California voters
approved Proposition 8, and on June 3, 1986, California voters approved Proposition 46, both of which amended Article XIIIA. Section 1 of Article XIIIA limits the maximum ad valorem tax on real property to 1% of full cash value (as defined in Section 2), to be collected by the counties and apportioned according to law; provided that the 1% limitation does not apply to ad valorem taxes or special assessments to pay the interest and redemption charges on (a) any indebtedness approved by the voters prior to July 1, 1978, or (b) any bonded indebtedness for the acquisition or improvement of real property approved on or after July 1, 1978, by two-thirds of the votes cast by
the voters voting on the proposition. Section 2 of Article
 XIIIA defines "full
cash value" to mean "the County Assessor's valuation of real property as shown
on the 1975/76 tax bill under 'full cash value' or, thereafter, the appraised value of real property when purchased, newly constructed, or a change in ownership has occurred after the 1975 assessment." The full cash value may be adjusted annually to reflect inflation at a rate not to exceed 2% per year, or
reduction in the consumer price index or comparable local data, or reduced in the event of declining property value caused by damage, destruction or other factors. The California State Board of Equalization has adopted regulations, binding on county assessors, interpreting the meaning of "change in ownership"
and "new construction" for purposes of determining full
 cash value of property
under Article XIIIA.

Legislation enacted by the California Legislature to implement Article XIIIA (Statutes of 1978, Chapter 292, as amended) provides that notwithstanding any other law, local agencies may not levy any ad valorem property tax except to pay debt service on indebtedness approved by the voters prior to July 1, 1978,
and that each county will levy the maximum tax permitted by Article XIIIA of $4.00 per $100 assessed valuation (based on the former practice of using 25%, instead of 100%, of full cash value as the assessed value for tax purposes). The legislation further provided that, for the 1978/79 fiscal year only, the tax levied by each county was to be apportioned among all taxing agencies within the county in proportion to their average share of taxes levied in certain previous years. The apportionment of property taxes for fiscal years after 1978/79 has been revised pursuant to Statutes of 1979, Chapter 282, which provides relief funds from State moneys beginning in fiscal year 1979/80
and is designed to provide a permanent system for sharing State taxes and budget funds with local agencies. Under Chapter 282, cities and counties receive more of the remaining property tax revenues collected under Proposition 13 instead of direct State aid. School districts receive a correspondingly reduced amount of property taxes, but receive compensation directly from the State and are given additional relief. Chapter 282 does not affect the derivation of the base levy ($4.00 per $100 of assessed valuation) and the bonded debt tax rate.


On November 6, 1979, an initiative known as "Proposition 4" or the "Gann Initiative" was approved by the California voters, which added Article XIIIB to the California Constitution. Under Article XIIIB, State and local governmental entities have an annual "appropriations limit" and are not allowed to spend certain monies called "appropriations subject to limitation" in an amount higher than the "appropriations limit." Article XIIIB does not affect the appropriation of moneys which are excluded from the definition of "appropriations subject to limitation," including debt service on indebtedness
existing or authorized as of January 1, 1979, or bonded indebtedness subsequently approved by the voters. In general terms, the "appropriations limit" is required to be based on the limit for the prior year adjusted annually for certain changes and is tested over consecutive two year periods.
Article XXIIIB also provides that any excess of aggregate proceeds of taxes received over such two year period above the combined appropriation limits for
those two years is divided equally between transfers to K-14 districts and refunds to taxpayers.


At the November 8, 1988 general election, California voters approved an initiative known as Proposition 98. This initiative amends Article XIIIB to require that (a) the California Legislature establish a prudent state reserve fund in an amount as it shall deem reasonable and necessary and (b) revenues in excess of amounts permitted to be spent and which would otherwise be returned pursuant to Article XIIIB by revision of tax rates or fee schedules, be transferred and allocated (up to a maximum of 4%) to the State School Fund and be expended solely for purposes of instructional improvement and accountability. No such transfer or allocation of funds will be required if certain designated state officials determine that annual student expenditures and class size meet certain criteria as set forth in Proposition 98.
 Any funds
allocated to the State School Fund shall cause the appropriation limits established in Article XIIIB to be annually increased for any such allocation made in the prior year.

Proposition 98 also amends Article XVI to require that the State of
 California
provide a minimum level of funding for public schools and community colleges. Commencing with the 1988-89 fiscal year, state monies to support school districts and community college districts shall equal or exceed the lesser of
(a) an amount equaling the percentage of state general revenue bonds for school and community college districts in fiscal year 1986-87, or (b) an amount equal to the prior year's state general fund proceeds of taxes appropriated under Article XIIIB plus allocated proceeds of local taxes, after
adjustment under Article XIIIB. The initiative permits the enactment of legislation, by a two-thirds vote, to suspend the minimum funding requirement for one year.

On June 30, 1989, the California Legislature enacted Senate Constitutional Amendment 1, a proposed modification of the California Constitution to alter the spending limit and the education funding provisions of Proposition 98. Senate Constitutional Amendment 1, on the June 5, 1990 ballot as Proposition 111, was approved by the voters and took effect on July 1, 1990. Among a number of important provisions, Proposition 111 recalculates spending limits for the State and for local governments, allows greater annual increases in the limits, allows the averaging of two years' tax revenues before requiring action regarding excess tax revenues, reduces the amount of the funding guarantee in recession years for school districts and community college districts (but with a floor of 40.9% of State general fund tax revenues), removes the provision of Proposition 98 which included excess moneys transferred to school districts and community college districts in the base calculation for the next year, limits the amount of State tax revenue over the
limit which would be transferred to school districts and community college districts, and exempts increased gasoline taxes and truck weight fees from the
State appropriations limit. Additionally, Proposition 111 exempts from the State appropriations limit funding for capital outlays.

Article XIIIB, like Article XIIIA, may require further interpretation by both the Legislature and the courts to determine its applicability to specific situations involving the State and local taxing authorities. Depending upon the interpretation, Article XIIIB may limit significantly a governmental entity's ability to budget sufficient funds to meet debt service on bonds and other obligations.

On November 4, 1986, California voters approved an initiative statute known as
Proposition 62. This initiative (a) requires that any tax for general governmental purposes imposed by local governments be approved by resolution or ordinance adopted by a two-thirds vote of the governmental entity's legislative body and by a majority vote of the electorate of the governmental entity, (b) requires that any special tax (defined as taxes levied for other than general governmental purposes) imposed by a local governmental entity be approved by a two-thirds vote of the voters within that jurisdiction, (c) restricts the use of revenues from a special tax to the purposes or for the service for which the special tax was imposed, (d) prohibits the imposition of
ad valorem taxes on real property by local governmental entities except as permitted by Article XIIIA, (e) prohibits the imposition of transaction taxes and sales taxes on the sale of real property by local governments, (f) requires that any tax imposed by a local government on or after August 1, 1985
be ratified by a majority vote of the electorate within two years of the adoption of the initiative or be terminated by
 November 15, 1988, (g) requires
that, in the event a local government fails to comply with the provisions of this measure, a reduction in the amount of property tax revenue allocated to such local government occurs in an amount equal to the revenues received by such entity attributable to the tax levied in violation of the initiative, and
(h) permits these provisions to be amended exclusively by the voters of the
State of California.     A decision of the California Supreme Court upholding
the validity of Proposition 62 became final in December of 1995.

On November 8, 1988, California voters approved Proposition 87.
 Proposition 87
amended Article XVI, Section 16, of the California Constitution by
 authorizing
the California Legislature to prohibit redevelopment agencies from receiving any of the property tax revenue raised by increased property tax rates levied to repay bonded indebtedness of local governments which is approved by voters on or after January 1, 1989. It is not possible to predict whether the California Legislature will enact such a prohibition nor is it possible to predict the impact of Proposition 87 on redevelopment agencies and their ability to make payments on outstanding debt obligations.

Certain California Exempt Obligations in which the Fund may invest may be obligations that are payable solely from the revenues of health care institutions. Certain provisions under California law may adversely affect such revenues and, consequently, payment on those California Exempt Obligations.

The Federally sponsored Medicaid program for health care services to eligible welfare beneficiaries in California is known as the Medi-Cal program. Historically, the Medi-Cal program has provided for a cost-based system of reimbursement for inpatient care furnished to Medi-Cal beneficiaries by any hospital wanting to participate in the Medi-Cal program, provided such hospital met applicable requirements for participation. California law now provides that the State of California shall selectively contract with hospitals to provide acute inpatient services to Medi-Cal patients. Medi-Cal contracts currently apply only to acute inpatient services. Generally, such selective contracting is made on a flat per diem payment basis for all services to Medi-Cal beneficiaries, and generally such payment has not increased in relation to inflation, costs or other factors. Other reductions or limitations may be imposed on payment for services rendered to Medi-Cal beneficiaries in the future.

Under this approach, in most geographical areas of California, only those hospitals which enter into a Medi-Cal contract with the State of California will be paid for non-emergency acute inpatient services rendered to Medi-Cal beneficiaries. The State may also terminate these contracts without notice under certain circumstances and is obligated to make contractual payments only
to the extent the California legislature appropriates adequate funding therefor.

In February 1987, the Governor of the State of California announced that payments to Medi-Cal providers for certain services (not including hospital acute inpatient services) would be decreased by 10% through June 1987. However, a Federal district court issued a preliminary injunction preventing application of any cuts until a trial on the merits can be held. If the injunction is deemed to have been granted improperly, the State of California would be entitled to recapture the payment differential for the intended reduction period. It is not possible to predict at this time whether any decreases will ultimately be implemented.

California enacted legislation in 1982 that authorizes private health plans and insurers to contract directly with hospitals for services to beneficiaries
on negotiated terms. Some insurers have introduced plans known as "preferred provider organizations" ("PPOs"), which offer financial incentives for subscribers who use only the hospitals which contract with the plan. Under an exclusive provider plan, which includes most health maintenance organizations ("HMOs"), private payors limit coverage to those services provided by selected
hospitals. Discounts offered to HMOs and PPOs may result in payment to the contracting hospital of less than actual cost and the volume of patients directed to a hospital under an HMO or PPO contract may vary significantly from projections. Often, HMO or PPO contracts are enforceable for a stated term, regardless of provider losses or of bankruptcy of the respective HMO or PPO. It is expected that failure to execute and maintain such PPO and HMO contracts would reduce a hospital's patient base or gross revenues. Conversely, participation may maintain or increase the patient base, but may result in reduced payment and lower net income to the contracting hospitals.

    Such California Exempt Obligations may also be insured by the State of California pursuant to an insurance program implemented by the Office of Statewide Health Planning and Development for health facility construction loans. If a default occurs on insured
 California Exempt Obligations, the State
Treasurer will issue debentures payable out of a reserve fund established under the insurance program or will pay principal and interest, on an unaccelerated basis from unappropriated State funds. At the request of the Office of Statewide Health Planning and Development, Arthur D. Little, Inc. prepared a study in December 1983 to evaluate the adequacy of the reserve fund
established under the insurance program and, based on certain formulations and
assumptions found the reserve fund substantially underfunded. In September of 1986, Arthur D. Little, Inc. prepared an update of the study and concluded that an additional 10% reserve be established for "multi-level" facilities. For the balance of the reserve fund, the update recommended maintaining the current reserve calculation method. In March 1990, Arthur D. Little, Inc. prepared a further review of the study and recommended that separate reserves continue to be established for "multi-level" facilities at a reserve level consistent with those that would be required by an insurance company.

Certain California Exempt Obligations in the Fund may be
 obligations which are
secured in whole or in part by a mortgage or deed of trust on real property. California has five principal statutory provisions which limit the remedies of
a creditor secured by a mortgage or deed of trust. Two limit the creditor's right to obtain a deficiency judgment, one limitation being based on the method of foreclosure and the other on the type of debt secured. Under the former, a deficiency judgment is barred when the foreclosure is accomplished by means of a nonjudicial trustee's sale. Under the latter, a deficiency judgment is barred when the foreclosed mortgage or deed of trust secures certain purchase money obligations. Another California statute, commonly known
as the "one form of action" rule, requires creditors secured by real property to exhaust their real property security by foreclosure before bringing a personal action against the debtor. The fourth statutory provision limits any deficiency judgment obtained by a creditor secured by real property following a judicial sale of such property to the excess of the outstanding debt over the fair value of the property at the time of the sale, thus preventing the creditor from obtaining a large deficiency judgment against the debtor as the result of low bids at a judicial sale. The fifth statutory provision gives the
debtor the right to redeem the real property from any judicial foreclosure sale as to which a deficiency judgment may be ordered against the debtor.

Upon the default of a mortgage or deed of trust with respect to California real property, the creditor's nonjudicial foreclosure rights under the power of sale contained in the mortgage or deed of trust are subject to the constraints imposed by California law upon transfers of title to real property
by private power of sale. During the three-month period beginning with the filing of a formal notice of default, the debtor is entitled to reinstate the mortgage by making any overdue payments. Under standard loan servicing procedures, the filing of the formal notice of default does not occur unless at least three full monthly payments have become due and remain unpaid. The power of sale is exercised by posting and publishing a notice of sale for at least 20 days after expiration of the three-month reinstatement period. Therefore, the effective minimum period for foreclosing on a mortgage could be
in excess of seven months after the initial default. Such time delays in collections could disrupt the flow of revenues available to an issuer for the payment of debt service on the outstanding obligations if such defaults occur with respect to a substantial number of mortgages or deeds of trust securing an issuer's obligations.

In addition, a court could find that there is sufficient involvement of the issuer in the nonjudicial sale of property securing a mortgage for such private sale to constitute "state action," and could hold that the private-right-of-sale proceedings violate the due process requirements of the Federal or State Constitutions, consequently preventing an issuer from using the nonjudicial foreclosure remedy described above.

Certain California Exempt Obligations in the Fund may be obligations which finance the acquisition of single family home mortgages for low and moderate income mortgagors. These obligations may be payable solely from revenues derived from the home mortgages, and are subject to California's statutory limitations described above applicable to obligations secured by real property. Under California antideficiency legislation, there is no personal recourse against a mortgagor of a single family residence purchased with the loan secured by the mortgage, regardless of whether the creditor chooses judicial or nonjudicial foreclosure.

Under California law, mortgage loans secured by single-family owner-occupied dwellings may be prepaid at any time. Prepayment charges on such mortgage loans may be imposed only with respect to voluntary prepayments made during the first five years during the term of the mortgage loan, and cannot in any event exceed six months' advance interest on the amount prepaid in excess of 20% of the original principal amount of the mortgage loan. This limitation could affect the flow of revenues available to an issuer for debt service on the outstanding debt obligations which financed such home mortgages.

ADDITIONAL CONSIDERATIONS. With respect to Municipal Obligations issued by the
State of California and its political sub-divisions, (i.e., California Exempt Obligations) the Fund cannot predict what legislation, if any, may be proposed
in the California State Legislature as regards the California State personal income tax status of interest on such obligations, or which proposals, if any,
might be enacted. Such proposals, if enacted, might materially adversely affect the availability of California Exempt Obligations for investment by the
Fund and the value of the Fund's portfolio. In such an event, the Trustees would reevaluate the Fund's investment objective and policies and consider changes in its structure or possible dissolution.

Special Considerations Relating to New York
Exempt Obligations

STATE ECONOMY.     New York is the third most populous state
 in the nation and
has a relatively high level of personal wealth. The State's economy is diverse with a comparatively large share of the nation's finance, insurance, transportation, communications and services employment, and a very small share
of the nation's farming and mining activity. The State has a declining proportion of its workforce engaged in manufacturing, and an increasing proportion engaged in service industries. New York City (the "City"), which is the most populous city in the State and nation and is the center of the nation's largest metropolitan area, accounts for a large portion of the State's population and personal income.






The State has historically been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic position. The recession has been more severe in the State, owing to a significant retrenchment in the financial services industry, cutbacks in defense spending, and an overbuilt real estate market. There can be no assurance that the State economy will not
experience worse-than-predicted results in the 1995-96 fiscal year, with corresponding material and adverse effects on the State's projections of receipts and disbursements.



The unemployment rate in the State dipped below the national rate in the second half of 1981 and remained lower until 1991.
 It stood at 6.9% in 1994.
The total employment growth rate in the State has been below the national average since 1984 and was expected to slow to less than 0.5% in 1995. State per capita personal income remains above the national average. State per capita income for 1994 was estimated at $25,999, which was 19.2% above the 1994 estimated national average of $21,809. During the past ten years, total personal income in the State rose slightly faster than the national average only in 1986 through 1989.

STATE BUDGET. The State Constitution requires the governor (the "Governor") to submit to the State legislature (the "Legislature") a balanced executive budget which contains a complete plan of expenditures for the ensuing fiscal year and all moneys and revenues estimated to be available therefor, accompanied by bills containing all proposed appropriations or reappropriations and any new or modified revenue measures to be enacted in connection with the executive budget. The entire plan constitutes the proposed State financial plan for that fiscal year. The Governor is required to submit to the Legislature quarterly budget updates which include a revised cash-basis state financial plan, and an explanation of any changes from the previous state financial plan.

The State's budget for the 1995-96 fiscal year was enacted by the Legislature on June 7, 1995, more than two months after the start of the fiscal year. Prior to adoption of the budget, the Legislature enacted appropriations for disbursements considered to be necessary for State operations and other purposes, including all necessary appropriations for debt service. The State financial plan for the 1995-96 fiscal year was formulated on
 June 20, 1995 and
was based upon the State's budget as enacted by the Legislature and signed into law by the Governor (the "1995-96 State Financial Plan").

The 1995-96 State Financial Plan was the first to be enacted in the administration of the Governor, who assumed office on January 1. It was the first budget in over half a century which proposed and, as enacted, projected an absolute year-over-year decline in disbursements in the General Fund, the State's principal operating fund. Spending for
 State operations was projected
to drop even more sharply, by 4.6%. Nominal spending from all State spending sources (i.e., excluding Federal aid) was proposed to increase by only 2.5% from the prior fiscal year, in contrast to the prior decade when such spending
growth averaged more than 6.0% annually.

The 1995-96 State Financial Plan included actions that will have an effect on the budget outlook for State fiscal year 1996-97 and beyond. The Division of the Budget estimated that the 1995-96 State Financial Plan contained actions that provide nonrecurring resources or savings totaling approximately $900 million while the State comptroller (the "Comptroller") believed that such amount exceeded $1 billion. In addition to this use of nonrecurring resources, the 1995-96 State Financial Plan reflected actions that will directly affect the State's 1996-97 fiscal year baseline receipts and disbursements. The three-year plan to reduce State personal income taxes will
decrease State tax receipts by an estimated $1.7 billion in State fiscal year 1996-97 in addition to the amount of reduction in State fiscal year 1995-96. Further significant reductions in the personal income tax are scheduled for the 1997-98 State fiscal year. Other tax reductions enacted in 1994 and 1995 are estimated to cause an additional reduction in receipts of over $500 million in 1996-97, as compared to the level of receipts in 1995-96. Similarly, many actions taken to reduce disbursements in the State's 1995-96 fiscal year are expected to provide greater reductions in the State's fiscal year 1996-97. These include actions to reduce the State workforce, reduce Medicaid and welfare expenditures and slow community mental hygiene program development.

The State issued the first of the three required quarterly
 updates (the "First
Quarter Update") to the 1995-96 State Financial Plan on July 28, 1995. The First Quarter Update projected continued balance in the State's 1995-96 State Financial Plan. Actual cash receipts and disbursements during the first quarter of the fiscal year were impacted by the late adoption of the budget, and fell somewhat short of original monthly cashflow estimates. Receipt variances were mainly related to timing issues rather than changes in the forecast. Disbursement variances were also ascribed to timing factors.

On October 2, 1995, the State Comptroller released a report on the State's financial condition. The report identified several risks to the 1995-96 State
Financial Plan and also estimated a potential imbalance in receipts and disbursements in the 1996-97 fiscal year of at least $2.7 billion and in the 1997-98 fiscal year of at least $3.9 billion. The Governor is required to submit a balanced budget to the State Legislature and has indicated that he will close any potential imbalance primarily through General Fund expenditure reductions and without increases in taxes or deferrals of scheduled tax reductions.

The State issued its second quarterly update to the 1995-96 State Financial Plan on October 26, 1995. The Mid-Year Update projected continued balance in the 1995-96 State Financial Plan, with estimated receipts reduced by a net $71
million and estimated disbursements reduced by a net $30 million as compared to the First Quarter Update. The resulting General Fund balance decreased from $213 million in the First Quarter Update to $172 million in the Mid-Year Update, reflecting the use of $41 million from the contingency reserve fund for payments of litigation and disallowance expenses.

The Division of the Budget revised the cash-basis
 1995-96 State Financial Plan
on December 15, 1995, in conjunction with the release of the Executive Budget for the 1996-97 fiscal year (the "December Update" and together with the First
Quarter Update and the Mid-Year Update, the "Financial Plan Updates"). These projections show continued balance in the State's 1995-96
 Financial Plan, with
estimated receipts reduced by a net $73 million and estimated disbursements reduced by a net $73 million as compared to the Mid-Year Update. Reductions in receipts reflect delays in estimated receipts from the sale of State assets, and other revisions based upon operating results through November 1995. Disbursement estimates were reduced to reflect lower-than-expected spending through November, savings from debt refundings, and other items which
more than offset projected increases in disbursements for school aid and tuition assistance. The resulting General Fund balance of $172 million was unchanged from the Mid-Year Update.

The Governor presented his 1996-97 Executive Budget to the Legislature on December 15, 1995, one month before the legal deadline. There can be no assurance that the Legislature will enact the Executive Budget into law or that the projections set forth in the Executive Budget will not differ materially and adversely from actual results.

The Governor's Executive Budget projected balance on a cash basis in the General Fund. It reflected a continuing strategy of substantially reduced State spending, including programming restructurings, reductions in social welfare spending, and efficiency and productivity initiatives.
 In his 1996-97
Executive Budget, the Governor indicated that the 1996-97 General Fund financial plan (based on current law governing spending and revenues) would have been out of balance by almost $3.9 billion as a result of the underlying disparity between receipts and disbursements caused by anticipated spending demands, the effect of current and prior-year tax changes, and the use of one-
time revenues to fund recurring spending in the 1995-96
 State Financial Plan.
The Executive Budget proposes to close this gap primarily through a series of spending reductions and cost containment measures.

To make progress toward addressing recurring budgetary
 imbalances, the 1996-97
Executive Budget proposes significant actions to align recurring receipts and disbursements in future fiscal years. The Governor has proposed closing the 1996-97 fiscal year imbalance primarily through General Fund expenditure reductions and without increases in taxes or deferrals of scheduled tax reductions. However, there can be no assurance that the Legislature will enact the Governor's proposals or that the State's actions will be sufficient to preserve budgetary balance or to align recurring receipts and disbursements
in future fiscal years. The 1996-97 Executive Budget includes action that will have an effect on the budget outlook for the State fiscal year 1997-98 and beyond. The net impact of these and other factors is expected to produce a potential imbalance in receipts and disbursements in State fiscal year 1997-
98, which the Governor proposes to close with further spending reductions. The Executive Budget contains projections of a potential imbalance in the 1997-98 fiscal year of $1.4 billion and in the 1998-99 fiscal year of $2.5 billion, assuming implementation of the 1996-97 Executive Budget recommendations.

The 1995-96 State Financial Plan and the Financial Plan Updates were based on a number of assumptions and projections. Because it is not possible to predict accurately the occurrence of all factors that may affect the 1995-96 State Financial Plan or the Financial Plan Updates, actual results could differ materially and adversely from projections made at the outset of a fiscal year. There can be no assurance that the State will not face substantial potential budget gaps in future years resulting from a significant
disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements in future fiscal years.

A significant risk to the 1995-96 State Financial Plan projections arise from tax legislation under consideration by Congress and the President. Congressionally-adopted retroactive changes to federal tax treatment of capital gains would flow through automatically to the State personal income tax. Such changes, if ultimately enacted, could produce revenue losses in both the 1995-96 fiscal year and the 1996-97 fiscal year.

RECENT FINANCIAL RESULTS.  The General Fund is the principal operating fund of
the State and is used to account for all financial transactions, except those required to be accounted for in another fund. It is the State's largest fund and receives almost all State taxes and other resources not dedicated to particular purposes.

The State reported a General Fund operating deficit of $1.426 billion for the 1994-95 fiscal year, as compared to an operating surplus of $914 million for the prior fiscal year. The 1994-95 fiscal year deficit was caused by several factors, including the use of $1.026 billion of the 1993-94 cash-based surplus
to fund operating expenses in 1994-95 and the adoption of changes in accounting methodologies by the State Comptroller. These factors were offset by net proceeds of $315 million in bonds issued by the Local Government Assistance Corporation. The General Fund is projected to be balanced on a cash basis for the 1995-96 fiscal year.

Total revenues for 1994-95 were $31.455 billion. Revenues decreased by $173 million over the prior fiscal year, a decrease of less than one percent. Total
expenditures for 1994-95 totaled $33.079 billion, an increase of $2.083 billion, or 6.7 percent over the prior fiscal year.

The State's financial position on a GAAP (generally accepted accounting principles) basis as of March 31, 1995 showed an accumulated deficit in its combined governmental funds of $1.666 billion, reflecting liabilities of $14.778 billion and assets of $13.112 billion.

DEBT LIMITS AND OUTSTANDING DEBT. There are a number of methods by which the State of New York may incur debt. Under the State Constitution, the State may
not, with limited exceptions for emergencies, undertake long-term general obligation borrowing (i.e., borrowing for more than one year) unless the borrowing is authorized in a specific amount for a single work or purpose by the Legislature and approved by the voters. There is no limitation on the amount of long-term general obligation debt that may be so authorized and subsequently incurred by the State.

The State may undertake short-term borrowings without voter approval (i) in anticipation of the receipt of taxes and revenues, by issuing tax and revenue anticipation notes, and (ii) in anticipation of the receipt of proceeds from the sale of duly authorized but unissued general obligation bonds, by issuing bond anticipation notes. The State may also, pursuant to specific constitutional authorization, directly guarantee certain obligations of the State of New York's authorities and public benefit corporations ("Authorities"). Payments of debt service on New York State general obligation and New York State-guaranteed bonds and notes are legally enforceable obligations of the State of New York.

The State employs additional long-term financing mechanisms, lease-purchase and contractual-obligation financings, which involve obligations of public authorities or municipalities that are State-supported but are not general obligations of the State. Under these financing arrangements, certain public authorities and municipalities have issued obligations to finance the construction and rehabilitation of facilities or the acquisition and rehabilitation of equipment, and expect to meet their debt service requirements through the receipt of rental or other contractual payments made by the State. Although these financing arrangements involve a contractual agreement by the State to make payments to a public authority, municipality or
other entity, the State's obligation to make such payments is generally expressly made subject to appropriation by the Legislature and the actual availability of money to the State for making the payments. The State has also entered into a contractual-obligation financing arrangement with the Local Government Assistance Corporation ("LGAC") in an effort to restructure the way the State makes certain local aid payments.

In 1990, as part of a State fiscal reform program, legislation was enacted creating LGAC, a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded
through New York State's annual seasonal borrowing.
 The legislation empowered
LGAC to issue its bonds and notes in an amount not in excess of $4.7 billion (exclusive of certain refunding bonds) plus certain other amounts. Over a period of years, the issuance of these long-term obligations, which are to be amortized over no more than 30 years, was expected to eliminate the need for continued short-term seasonal borrowing. The legislation also dedicated revenues equal to one-quarter of the four cent State sales and use tax to pay debt service on these bonds. The legislation also imposed a cap on the annual
seasonal borrowing of the State at $4.7 billion, less net proceeds of bonds issued by LGAC and bonds issued to provide for capitalized interest, except in
cases where the Governor and the legislative leaders have certified the need for additional borrowing and provided a schedule for reducing it to the cap. If borrowing above the cap is thus permitted in any fiscal year, it is required by law to be reduced to the cap by the fourth fiscal year after the limit was first exceeded. As of June 1995, LGAC had issued bonds to provide net proceeds of $4.7 billion, completing the program. The impact of LGAC's borrowing is that the State is able to meet its cash flow needs in the first quarter of the fiscal year without relying on short-term seasonal borrowings.
The 1995-96 State Financial Plan includes no spring borrowing nor did the 1994-95 State Financial Plan, which was the first time in 35 years there was no short-term seasonal borrowing.

In June 1994, the Legislature passed a proposed constitutional amendment that would significantly change the long-term financing practices of the State and its public authorities. The proposed amendment would permit the State, within
a formula-based cap, to issue revenue bonds, which would be debt of the State secured solely by a pledge of certain State tax receipts (including those allocated to State funds dedicated for transportation purposes), and not by the full faith and credit of the State. In addition, the proposed amendment would (i) permit multiple purpose general obligation bond proposals to be proposed on the same ballot, (ii) require that State debt be incurred only for
capital projects included in a multi-year capital financing plan, and (iii) prohibit, after its effective date, lease-purchase and contractual-obligation financing mechanisms for State facilities.

Before the approved constitutional amendment can be presented to the voters for their consideration, it must be passed by a separately elected legislature. The amendment must therefore be passed by the newly elected Legislature in 1995 prior to presentation to the voters in November 1995.  The
amendment was passed by the Senate in June 1995, and the Assembly is expected to pass the amendment shortly. If approved by the voters, the amendment would
become effective January 1, 1996.

On January 13, 1992, S&P reduced its ratings on the State's general obligation
bonds from A to A- and, in addition, reduced its ratings on the State's moral obligation, lease purchase, guaranteed and contractual obligation debt. S&P also continued its negative rating outlook assessment on State general obligation debt. On April 26, 1993, S&P revised the rating outlook assessment
to stable. On February 14, 1994, S&P raised its outlook to positive and, on February 28, 1994, confirmed its A- rating. On January 6, 1992, Moody's reduced its ratings on outstanding limited-liability State lease purchase and contractual obligations from A to Baa1. On February 28, 1994, Moody's reconfirmed its A rating on the State's general obligation long-term indebtedness.

The State anticipates that its capital programs will be financed, in part, by State and public authorities borrowings in 1995-96. The State expects to issue $248 million in general obligation bonds (including $170 million for purposes of redeeming outstanding bond anticipation notes) and
 $186 million in
general obligation commercial paper. The Legislature has also authorized the issuance of up to $33 million in certificates of participation during the State's 1995-96 fiscal year for equipment purchases and $14 million for capital purposes. These projections are subject to change if circumstances require.

Principal and interest payments on general obligation bonds and interest payments on bond anticipation notes and on tax and revenue anticipation notes were $793.3 million for the 1994-95 fiscal year, and are estimated to be $774.4 million for the 1995-96 fiscal year. These figures do not include interest payable on State General Obligation Refunding Bonds issued in July 1992 ("Refunding Bonds") to the extent that such interest was paid from an escrow fund established with the proceeds of such Refunding Bonds. Principal and interest payments on fixed rate and variable rate bonds issued by LGAC were $239.4 million for the 1994-95 fiscal year, and are estimated to be $328.2 million for 1995-96. State lease-purchase rental and contractual obligation payments for 1994-95, including State installment payments relating
to certificates of participation, were $1.607 billion and are estimated to be $1.641 billion in 1995-96.

New York State has never defaulted on any of its general obligation indebtedness or its obligations under lease-purchase or contractual-obligation
financing arrangements and has never been called upon to make any direct payments pursuant to its guarantees.

LITIGATION.  Certain litigation pending against New York State or its officers
or employees could have a substantial or long-term adverse effect on New York State finances. Among the more significant of these cases are those that involve (1) the validity of agreements and treaties by which various Indian tribes transferred title to New York State of certain land in central and upstate New York; (2) certain aspects of New York State's Medicaid policies, including its rates, regulations and procedures; (3) action against New York State and New York City officials alleging inadequate shelter allowances to maintain proper housing; (4) challenges to the practice of reimbursing certain
Office of Mental Health patient care expenses from the client's Social Security benefits; (5) alleged responsibility of New York State officials to assist in remedying racial segregation in the City of Yonkers; (6) challenges by commercial insurers, employee welfare benefit plans, and health maintenance
organizations to the imposition of 13%, 11% and 9% surcharges on inpatient hospital bills; (7) challenges to certain aspects of petroleum business taxes;
(8) action alleging damages resulting from the failure by the State's Department of Environmental Conservation to timely provide certain data; (9) a
challenge to the constitutionality of the treatment of certain moneys held in a Supplemental Reserve Fund; and (10) a challenge to the constitutionality of a State lottery game.

Several actions challenging the constitutionality of legislation enacted during the 1990 legislative session which changed actuarial funding methods for determining state and local contributions to state employee retirement systems have been decided against the State. As a result, the Comptroller has
developed a plan to restore the State's retirement systems to prior funding levels. Such funding is expected to exceed prior levels by $30 million in fiscal 1994-95, $63 million in fiscal 1995-96, $116 million in fiscal 1996-97,
$193 million in fiscal 1997-98, peaking at $241 million in fiscal 1998-99. Beginning in fiscal 2001-02, State contributions required under the Comptroller's plan are projected to be less than that required under the prior
funding method. As a result of the United States Supreme Court decision in the case of State of Delaware v. State of New York, on January 21, 1994, the State entered into a settlement agreement with various parties. Pursuant to all agreements executed in connection with the action, the State is required to make aggregate payments of $351.4 million, of which $90.3 million have been
made. Annual payments to the various parties will continue through the State's 2002-03 fiscal year in amounts which will not exceed $48.4 million in any fiscal year subsequent to the State's 1994-95 fiscal year.

The legal proceedings noted above involve State finances, State programs and miscellaneous tort, real property and contract claims in which the State is a defendant and the monetary damages sought are substantial. These proceedings could affect adversely the financial condition of the State. Adverse developments in these proceedings or the initiation of new proceedings could affect the ability of the State to maintain a balanced
 1995-96 State Financial
Plan.  An adverse decision in any of these proceedings could exceed the amount
of the 1995-96 State Financial Plan reserve for the payment of judgments and, therefore, could affect the ability of the State to maintain a balanced 1995-96 State Financial Plan. In its audited financial statements for the fiscal year ended March 31, 1995, the State reported its estimated liability for awarded and anticipated unfavorable judgments to be $676 million.

Although other litigation is pending against New York State, except as described above, no current litigation involves New York State's authority, as
a matter of law, to contract indebtedness, issue its obligations, or pay such indebtedness when it matures, or affects New York State's power or ability, as
a matter of law, to impose or collect significant amounts of taxes and revenues.

AUTHORITIES. The fiscal stability of New York State is related, in part, to the fiscal stability of its Authorities, which generally have responsibility for financing, constructing and operating revenue-producing public benefit facilities. Authorities are not subject to the constitutional restrictions on
the incurrence of debt which apply to the State itself, and may issue bonds and notes within the amounts of, and as otherwise restricted by, their legislative authorization. The State's access to the public credit markets could be impaired, and the market price of its outstanding debt may be materially and adversely affected, if any of the Authorities were to default on their respective obligations, particularly with respect to debt that are State-supported or State-related. As of September 30, 1994, the date of the latest data available, there were 18 Authorities that had outstanding debt of $100 million or more. The aggregate outstanding debt, including refunding bonds, of these 18 Authorities was $70.3 billion. As of March 31, 1995, aggregate public authority debt outstanding as State-supported debt was $27.9 billion and as State-related debt was $36.1 billion.

Authorities are generally supported by revenues generated by the projects financed or operated, such as fares, user fees on bridges, highway tolls and rentals for dormitory rooms and housing. In recent years, however, New York State has provided financial assistance through appropriations, in some cases of a recurring nature, to certain of the 18 Authorities for operating and other expenses and, in fulfillment of its commitments on moral obligation indebtedness or otherwise, for debt service. This operating assistance is expected to continue to be required in future years. In addition, certain statutory arrangements provide for State local assistance payments otherwise payable to localities to be made under certain circumstances to certain Authorities. The State has no obligation to provide additional assistance to localities whose local assistance payments have been paid to
 Authorities under
these arrangements.  However, in the event that such local
 assistance payments
are so diverted, the affected localities could seek additional State funds.

NEW YORK CITY AND OTHER LOCALITIES. The fiscal health of the State of New York may also be impacted by the fiscal health of its localities, particularly
the City of New York, which has required and continues to require significant financial assistance from New York State. The City depends on State aid both to enable the City to balance its budget and to meet its cash requirements. The City has achieved balanced operating results for each of its fiscal years since 1981 as reported in accordance with the then-applicable GAAP.

In 1975, New York City suffered a fiscal crisis that impaired the borrowing ability of both the City and New York State. In that year the City lost access to public credit markets. The City was not able to sell short-term notes to the public again until 1979.

In 1975, S&P suspended its A rating of City bonds. This suspension remained in effect until March 1981, at which time the City received an investment grade rating of BBB from S&P. On July 2, 1985, S&P revised its rating of City
bonds upward to BBB+ and on November 19, 1987, to A-. On July 2, 1993, S&P reconfirmed its A- rating of City bonds, continued its negative rating outlook
assessment and stated that maintenance of such rating depended upon the City's
making further progress towards reducing budget gaps in the outlying years. Moody's ratings of City bonds were revised in November 1981 from B (in effect since 1977) to Ba1, in November 1983 to Baa, in December 1985 to Baa1, in May 1988 to A and again in February 1991 to Baa1. On July 10, 1995, S&P downgraded its rating on the City's $23 billion of outstanding general obligation bonds to "BBB+" from "A-", citing to the City's chronic structural budget problems and weak economic outlook. S&P stated that New York City's reliance on one-time revenue measures to close annual budget gaps, a dependence on unrealized labor savings, overly optimistic estimates of revenues and state and federal aid and the City's continued high debt levels also contributed to its decision to lower the rating.

New York City is heavily dependent on New York State and federal assistance to
cover insufficiencies in its revenues. There can be no assurance that in the future federal and State assistance will enable the City to make up its budget
deficits. To help alleviate the City's financial difficulties, the Legisla-ture created the Municipal Assistance Corporation ("MAC") in 1975. MAC is authorized to issue bonds and notes payable from certain stock transfer tax revenues, from the City's portion of the State sales tax derived in the City and, subject to certain prior claims, from State per capita aid otherwise payable by the State to the City. Failure by the State to continue the imposition of such taxes, the reduction of the rate of such taxes to rates less than those in effect on July 2, 1975, failure by the State to pay such aid revenues and the reduction of such aid revenues below a specified level are included among the events of default in the resolutions authorizing MAC's long-term debt. The occurrence of an event of default may result in the acceleration of the maturity of all or a portion of MAC's debt.
 MAC bonds and
notes constitute general obligations of MAC and do not constitute an enforceable obligation or debt of either the State or the City. As of June 30, 1995, MAC had outstanding an aggregate of approximately $4.882 billion of its bonds. MAC is authorized to issue bonds and notes to refunds its outstanding bonds and notes and to fund certain reserves, without limitation as to principal amount, and to finance certain capital commitments to certain authorities in the event the City fails to provide such financing.

Since 1975, the City's financial condition has been subject to oversight and review by the New York State Financial Control Board
 (the "Control Board") and
since 1978 the City's financial statements have been audited by independent accounting firms. To be eligible for guarantees and assistance, the City is required during a "control period" to submit annually for Control Board approval, and when a control period is not in effect for
 Control Board review,
a financial plan for the next four fiscal years covering the City and certain agencies showing balanced budgets determined in accordance with GAAP. New York State also established the Office of the State
 Deputy Comptroller for New
York City ("OSDC") to assist the Control Board in exercising its powers and responsibilities. On June 30, 1986, the City satisfied the statutory requirements for termination of the control period. This means that the Control Board's powers of approval are suspended, but the Board continues to have oversight responsibilities.

From time to time, the Control Board staff, OSDC, the City comptroller and others issue reports and make public statements regarding the
 City's financial
condition, commenting on, among other matters, the City's financial plans, projected revenues and expenditures and actions by the City to eliminate projected operating deficits. Some of these reports and statements have warned that the City may have underestimated certain expenditures and overestimated certain revenues and have suggested that the City may not have adequately provided for future contingencies. Certain of these reports have analyzed the City's future economic and social conditions and have questioned whether the City has the capacity to generate sufficient revenues in the future to meet the costs of its expenditure increases and to provide necessary
services.

The City submitted to the Control Board on July 21, 1995 a fourth quarter modification to the City's financial plan for the 1995 fiscal year (the "1995 Modification"), which projects a balanced budget in accordance with GAAP for the 1995 fiscal year, after taking into account a discretionary transfer of $75 million. On July 11, 1995, the City submitted to the Control Board the Financial Plan for the 1996 through 1999 fiscal years (the "1996-1999 Financial Plan").

The 1996-1999 Financial Plan projected revenues and expenditures for the 1996 fiscal year balanced in accordance with GAAP. The projections for the 1996 fiscal year reflected proposed actions to close a previously projected gap of approximately $3.1 billion for the 1996 fiscal year. The proposed actions in the 1996-1999 Financial Plan for the 1996 fiscal year included (i) a reduction
in spending of $400 million, primarily affecting public assistance and Medicaid payment to the City; (ii) expenditure reductions in agencies, totaling $1.2 billion; (iii) transitional labor savings, totaling $600 million; and (iv) the phase-in of the increased annual pension funding cost due to revisions resulting from an actuarial audit of the City's pension systems, which would reduce such costs in the 1996 fiscal year.

The proposed agency spending reductions included the reduction of City personnel through attrition, government efficiency initiatives, procurement initiatives and labor productivity initiatives. The substantial agency expenditure reductions proposed in the 1996-1999 Financial Plan may be difficult to implement, and the 1996-1999 Financial Plan is subject to the ability of the City to implement proposed reductions in City personnel and other cost reduction initiatives. In addition, certain initiatives are subject to negotiation with the City's municipal unions, and various actions, including proposed anticipated State aid totaling $50 million are subject to approval by the Governor and the Legislature.

The 1996-1999 Financial Plan also set forth projections for the 1997 through 1999 fiscal years and outlined a proposed gap-closing program to eliminate projected gaps of $888 million, $1.5 billion and $1.4 billion for the 1997, 1998 and 1999 fiscal years, respectively, after successful implementation of the $3.1 billion gap-closing program for the 1996 fiscal year.
 These actions,
a substantial number of which were not specified in detail,
 include additional
agency spending reductions, reduction in entitlements, government procurement initiatives, revenue initiatives and the availability of the general reserve.

Contracts with all of the City's municipal unions either expired in the 1995 fiscal year or will expire in the 1996 fiscal years. The 1996-1999 Financial Plan provided no additional wage increases for City employees after the 1995 fiscal year. Each 1% wage increase for all union contracts commencing in the 1995 or 1996 fiscal year would cost the City an additional $141 million for the 1996 fiscal year and $161 million each year thereafter above the amounts provided for in the 1996-1999 Financial Plan.

Although the City has balanced its budget since 1981, estimates of the City's revenues and expenditures, which are based on numerous assumptions, are subject to various uncertainties. If expected federal or State aid is not forthcoming, if unforeseen developments in the economy significantly reduce revenues derived from economically sensitive taxes or necessitate increased expenditures for public assistance, if the City should negotiate wage increases for its employees greater than the amounts provided for in the City's financial plan or if other uncertainties materialize that reduce expected revenues or increase projected expenditures, then, to avoid operating
deficits, the City may be required to implement additional actions, including increases in taxes and reductions in essential City services. The City might also seek additional assistance from New York State.

The City requires certain amounts of financing for seasonal and capital spending purposes. The City's current monthly cash flow forecast for the 1996
fiscal year shows a need of $2.4 billion of seasonal financing for the 1996 fiscal year. Seasonal financing requirements for the 1995 fiscal year increased to $2.2 billion from $1.75 billion and $1.4 billion in the 1994 and 1993 fiscal years, respectively.


Certain localities, in addition to the City, could have financial problems leading to requests for additional New York State assistance. The potential impact on the State of such requests by localities was not included in the projections of the State's receipts and disbursements in the State's 1995-96 fiscal year.

Fiscal difficulties experienced by the City of Yonkers ("Yonkers")
 resulted in
the creation of the Financial Control Board for the City of Yonkers (the "Yonkers Board") by New York State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the Legislature to assist Yonkers could result in allocation of New York State resources in amounts that cannot yet be determined.

Municipalities and school districts have engaged in substantial short-term and
long-term borrowings. In 1993, the total indebtedness of all localities in New York State other than New York City was approximately $17.7 billion. A small portion (approximately $105 million) of that indebtedness represented borrowing to finance budgetary deficits and was issued pursuant to enabling New York State legislation. State law requires the comptroller to review and make recommendations concerning the budgets of those local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Fifteen localities had outstanding indebtedness for deficit financing at the close of their fiscal year ending in 1993.

From time to time, federal expenditure reductions could reduce, or in some cases eliminate, federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities.
If New York State, New York City or any of the Authorities were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within New York State could be adversely affected.
 Localities also
face anticipated and potential problems resulting from certain pending litigation, judicial decisions and long-range economic trends. Long-range potential problems of declining urban population, increasing expenditures and other economic trends could adversely affect localities and require increasing
New York State assistance in the future.


Ratings as Investment Criteria

In general, the ratings of Moody's, S&P and Fitch Investors Service,
   L.P.     ("Fitch") represent the opinions of those agencies as to the quality of debt obligations that they rate. These ratings, however, are relative and subjective, are not absolute standards of quality and do not evaluate the market risk of securities. Ratings will be used with respect to the Funds as initial criteria for the selection of portfolio securities; the Funds will also rely upon the independent advice of SBMFM to evaluate potential investments. Among the factors that will be considered by SBMFM are the long-term ability of the issuer to pay principal and interest and general economic trends. The Appendix to this Statement of Additional Information contains further information concerning the ratings of Moody's, S&P and Fitch,
together with a brief discussion of the significance of those ratings.

    An issue of debt obligations may, subsequent to its purchase by a Fund, cease to be rated or its ratings may be reduced below the minimum required for
purchase by the Fund. Neither event will require the sale of the debt obligation by a Fund, but SBMFM will consider the event in its determination of whether the Fund should continue to hold the obligation. In addition, to the extent that ratings change as a result of changes in rating organizations or their rating systems or as a result of a corporate restructuring of Moody's, S&P or Fitch, SBMFM will attempt to use comparable ratings as standards for each Fund's investments.

Miscellaneous Investment Policies

Each Fund may invest up to an aggregate amount equal to 10% of its net assets in illiquid securities, which term includes securities subject to contractual or other restrictions on resale and other instruments that lack
readily available markets.    Neither     of the Funds will
 lend its portfolio
securities.


Repurchase Agreements

Each Fund may engage in repurchase agreement transactions with banks which are
the issuers of instruments acceptable for purchase by the Fund and certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. A
repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, a Fund would acquire an underlying debt obligation for a relatively
short period subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period. Under each repurchase agreement, the selling
institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price. Although the amount of a Fund's assets that may be invested in purchase agreements terminable in less than seven days is not limited, repurchase agreements maturing in more than seven days, together with other securities lacking readily available markets held by the Fund, will not exceed 10% of the Fund's net assets.


The value of the securities underlying a repurchase agreement of a Fund will be monitored on an ongoing basis by SBMFM to ensure that the value is at least
equal at all times to the total amount of the repurchase obligation, including
interest. SBMFM will also monitor, on an ongoing basis to evaluate potential risks, the creditworthiness of the banks and dealers with which a Fund enters into repurchase agreements.






When-Issued and Delayed-Delivery Transactions

When a Fund engages in when-issued or delayed-delivery securities transactions, it will rely on the other party to consummate the trade.
 Failure
of the seller to do so may result in a Fund's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

Investment Restrictions


The investment restrictions numbered 1 through 12 below have been adopted by the Trust as fundamental policies of the Funds. Under the 1940 Act, a fundamental policy may not be changed with respect to a Fund without the vote of a majority of the outstanding voting securities of the Fund. Majority is defined in the 1940 Act as the lesser of (a) 67% or more of the shares present
at a Fund meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of outstanding shares. Investment restrictions 13 through 17 may be changed by a vote of a majority of the Trust's Board of Trustees at any time.

Under the investment restrictions adopted by the Trust with respect to the
Funds:

1. No Fund will purchase securities other than Municipal Obligations and Taxable Investments as those terms are defined in the Prospectuses or this Statement of Additional Information.

2. No Fund will invest more than 25% of the value of its total assets in securities of issuers in any one industry, except that this limitation is not applicable to a Fund's investments in U.S. government securities.

3. No Fund will borrow money, except that a Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of
redemption requests that might otherwise require the untimely disposition of securities, in an amount not to exceed 10% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever a Fund's borrowings exceed 5% of the value of its total assets, the Fund will not make any additional investments.

4. No Fund will pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure permitted borrowings.

5. No Fund will lend money to other persons except through purchasing Municipal Obligations or Taxable Investments and entering into repurchase agreements, each in a manner consistent with the Fund's investment objective and policies.

6. No Fund will purchase securities on margin, except that a Fund may obtain any short-term credits necessary for the clearance of purchases and sales of securities.

7. No Fund will make short sales of securities or maintain a short position.

8. No Fund will purchase or sell real estate or real estate limited partnership interests.

9.        No Fund will purchase or sell commodities or commodity contracts.

10. No Fund will act as an underwriter of securities, except that a Fund may acquire securities under circumstances in which, if the securities were sold, the Fund could be deemed to be an underwriter for purposes of the Securities Act of 1933, as amended.

11. No Fund will invest in oil, gas or other mineral leases or exploration or development programs.

12. No Fund may write or sell puts, calls, straddles, spreads or combinations of those transactions, except as permitted under the Fund's investment objective and policies.

13. No Fund will purchase any security if, as a result (unless the security is acquired pursuant to a plan of reorganization or an offer of exchange), the Fund would own any securities of an open-end investment company
or more than 3% of the total outstanding voting stock of any closed-end investment company, or more than 5% of the value of the Fund's total assets would be invested in securities of any one or more closed-end investment companies.

14. No Fund will purchase a security if, as a result, the Fund would then have more than 5% of its total assets invested in securities of issuers (including predecessors) that have been in continuous operation for fewer than
three years, except that this limitation will be deemed to
 apply to the entity
supplying the revenues from which the issue is to be paid, in the case of private activity bonds purchased.

15. No Fund may make investments for the purpose of exercising control of management.

16. No Fund will purchase or retain securities of any issuer if, to the knowledge of the Trust, any of the Trust's officers or Trustees or any officer
or director of SBMFM individually owns more than 1/2 of 1% of the outstanding securities of the issuer and together they own beneficially more than 5% of the securities.

17. No Fund will lend its portfolio securities. The Trust may make commitments more restrictive than the restrictions listed above to enable the sale of shares of any Fund in certain states. Should the Trust determine that a commitment is no longer in the best interests of a Fund and its shareholders, the Trust will revoke the commitment by terminating the sale of shares of the Fund in the state involved. The percentage limitations contained
in the restrictions listed above apply at the time of purchase of securities.


Portfolio Transactions

Decisions to buy and sell securities for each Fund are made by SBMFM, subject to the overall review of the Trust's Board of Trustees. Although investment decisions for each Fund are made independently from those of the other accounts managed by SBMFM, investments of the type that a Fund may make also may be made by those other accounts. When a Fund and one or more other accounts managed by SBMFM are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by SBMFM to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by a Fund or the size of the position obtained or disposed of by a Fund. The Trust has paid no brokerage commissions since its commencement of operations.

Allocation of transactions on behalf of the Funds, including their frequency, to various dealers is determined by SBMFM in its best judgment and in a manner
deemed fair and reasonable to the Funds' shareholders. The primary considerations of SBMFM in allocating transactions are availability of the desired security and the prompt execution of orders in an effective manner at the most favorable prices. Subject to these considerations, dealers that provide supplemental investment research and statistical or other services to SBMFM may receive orders for portfolio transactions by a Fund. Information so received is in addition to, and not in lieu of, services required to be performed by SBMFM, and the fees of SBMFM are not reduced as a consequence of their receipt of the supplemental information. The information may be useful to SBMFM in serving both a Fund and other clients, and conversely, supplemental information obtained by the placement of business of other
clients may be useful to SBMFM in carrying out    its     obligations to a
Fund.

No Fund will purchase U.S. government securities or Municipal Obligations during the existence of any underwriting or selling group relating to the securities, of which SBMFM is a member, except to the extent permitted by the SEC. Under certain circumstances, a Fund may be at a disadvantage because of this limitation in comparison with other funds that have similar investment objectives but that are not subject to a similar limitation.

Portfolio Turnover

While a Fund's portfolio turnover rate (the lesser of purchases or sales of portfolio securities during the year, excluding purchases or sales of short-term securities, divided by the monthly average value of portfolio securities)
is generally not expected to exceed 100%, it has in the past exceeded 100% with respect to certain funds. The rate of turnover will not be a limiting factor, however, when a Fund deems it desirable to sell or purchase securities. This policy should not result in higher brokerage commissions to a
Fund, as purchases and sales of portfolio securities are usually effected as principal transactions. Securities may be sold in anticipation of a rise in interest rates (market decline) or purchased in anticipation of a decline in interest rates (market rise) and later sold. In addition, a security may be sold and another security of comparable quality purchased at approximately the
same time to take advantage of what the Fund believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment
quality of particular issues or the general movement of interest rates, such as changes in the overall demand for, or supply of, various types of tax-exempt securities.



The portfolio turnover rates are as follows:



Year
Year


Ended
Ended

Fund
11/30/95
11/30/94

California Fund
8%*
39%

New York Fund
0%*
68%





__________________
* As the above table indicates, the Funds experienced a significantly lower level of portfolio turnover in the fiscal year ended November
 30, 1995 than in
the preceding fiscal year. During the 1995 fiscal year, the Funds had lower net subscription rates than in the previous year, which, in turn, resulted in less monies that needed to be invested for the first time. In addition, interest rates declined during the fiscal year thus increasing the relative value of the Funds' then-current holdings. Lastly, the Funds' holdings generally maintained their credit ratings throughout the period, making it unnecessary for the Funds to consider selling any specific security.


PURCHASE OF SHARES

Volume Discounts

The schedules of sales charges described in the Prospectuses    apply     to
purchases of shares of each Fund made by any "purchaser," which term is defined to include the following: (a) an individual; (b) an individual's spouse and his or her children purchasing shares for his or her own account;
(c) a trustee or other fiduciary purchasing shares for a single trust estate or single fiduciary account; (d) a pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code and qualified employee
benefit plans of employers who are "affiliated persons" of each other within the meaning of the 1940 Act; (e) tax-exempt organizations enumerated in
Section 501(c)(3) or (13) of the Code; or (f) any other organized group of persons, provided that the organization has been in existence for at least six
months and was organized for a purpose other than the purchase of investment company securities at a discount. Purchasers who wish to combine purchase orders to take advantage of volume discounts should contact a Smith Barney Financial Consultant.

Combined Right of Accumulation

Reduced sales charges, in accordance with the schedules in the Prospectuses, apply to any purchase of shares of a Fund by any "purchaser" (as defined above). The reduced sales charge is subject to confirmation of the shareholder's holdings through a check of appropriate records. The Trust reserves the right to terminate or amend the combined right of accumulation at
any time after written notice to shareholders. For further information regarding the right of accumulation, shareholders should contact a Smith Barney Financial Consultant.

Determination of Public Offering Price

The Funds offer their shares to the public on a continuous basis. The public offering price for a Class A and Class Y share of a Fund is equal to the net asset value per share at the time of purchase, plus for Class A shares an initial sales charge based on the aggregate amount of the investment. The public offering price for a Class C share (and Class A share purchases, including applicable rights of accumulation, equaling or exceeding $500,000) is equal to the net asset value per share at the time of purchase and no sales charge is imposed at the time of purchase. A contingent deferred sales charge ("CDSC"), however, is imposed on certain redemptions of Class C shares, and Class A shares when purchased in amounts exceeding $500,000. The method of computation
of the public offering price is shown in each Fund's financial statements, incorporated by reference in their entirety into this Statement of Additional Information.


REDEMPTION OF SHARES

Detailed information on how to redeem shares of the Funds is included in the Prospectuses. The right of redemption of shares of each Fund may be suspended or the date of payment postponed (a) for any periods during which the New York
Stock Exchange, Inc. (the "NYSE") is closed (other than for customary weekend and holiday closings), (b) when trading in the markets the Fund normally utilizes is restricted, or an emergency exists, as determined by the SEC, so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable or (c) for any other periods as the SEC by
order may permit for the protection of the Fund's shareholders.

Distribution in Kind

If the Board of Trustees of the Trust determines that it would be detrimental to the best interests of the remaining shareholders to make a redemption payment wholly in cash, a Fund may pay, in accordance with SEC rules, any portion of a redemption in excess of the lesser of $250,000 or 1.00% of the Fund's net assets by a distribution in kind of portfolio securities in lieu of
cash. Securities issued as a distribution in kind may incur brokerage commissions when shareholders subsequently sell those securities.

Automatic Cash Withdrawal Plan

An automatic cash withdrawal plan (the "Withdrawal Plan") is available to shareholders of any Fund who own shares of the Fund with a value of at least $10,000 and who wish to receive specific amounts of cash monthly or quarterly.
Withdrawals of at least $50 may be made under the Withdrawal
 Plan by redeeming
as many shares of the Fund as may be necessary to cover the stipulated withdrawal payment. Any applicable CDSC will not be waived on amounts withdrawn by shareholders that exceed 1.00% per month of the value of a shareholder's shares at the time the Withdrawal Plan commences. (With respect to Withdrawal Plans in effect prior to November 7, 1994, any applicable CDSC will be waived on amounts withdrawn that do not exceed 2.00% per month of the value of a shareholder's shares at the time the Withdrawal
 Plan commences.) To
the extent that withdrawals exceed dividends, distributions and appreciation of a shareholder's investment in a Fund, continued withdrawal payments will reduce the shareholder's investment, and may ultimately exhaust it. Withdrawal
payments should not be considered as income from investment in a Fund. Furthermore, as it generally would not be advantageous to a shareholder to make additional investments in the Fund at the same time he or she is participating in the Withdrawal Plan, purchases by such shareholders in amounts of less than $5,000 ordinarily will not be permitted.

Shareholders of a Fund who wish to participate in the Withdrawal Plan and who hold their shares of the Fund in certificate form must deposit their share
certificates with the    Transfer Agent     as agent for Withdrawal Plan
members. All dividends and distributions on shares in the Withdrawal Plan are reinvested automatically at net asset value in additional shares of the Fund involved. Effective November 7, 1994, Withdrawal Plans should be set up with a
Smith Barney Financial Consultant. A shareholder who purchases shares directly
through the    Transfer Agent     may continue to do so and applications for
participation in the Withdrawal Plan must be received by
 the    Transfer Agent
    no later than the eighth day of the month to be eligible for participation beginning with that month's withdrawal. For additional information, shareholders should contact a Smith Barney Financial Consultant.

DISTRIBUTOR

Smith Barney serves as the Trust's distributor on a best efforts basis pursuant to a written agreement dated July 30, 1993 (the "Distribution Agreement"), which was most recently approved by the
 Trust's Board of Trustees
on    July 19, 1995.


For the fiscal years ending November 30, 1993, 1994 and 1995, Smith Barney or its predecessor Shearson Lehman Brothers received the following in sales charges for the sale of each Fund's Class A shares, and did not reallow any portion thereof to dealers:


Year
Year
Year


Ended
Ended
Ended

Fund
11/30/95
11/30/94
11/30/93

California Fund
$22,000
$69,353
$179,329

New York Fund
32,000
132,427
412,346









For the fiscal years ending November 30, 1993, 1994 and 1995, Smith Barney or Shearson Lehman Brothers received the following representing CDSC on redemption of each Fund's Class A shares:

Year
Year
Year


Ended
Ended
Ended

Fund
11/30/95
11/30/94
11/30/93

California Fund
$3,800
$18,705
$5,932

New York Fund
8,000
22,791
26,433








For the fiscal years ending November 30, 1994 and 1995, Smith Barney or Shearson Lehman Brothers received the following representing CDSC on redemption of each Fund's Class C shares:

Year
Year

Ended
Ended

Fund
11/30/95
11/30/94*

California Fund
$200
$0

New York Fund
__
__





__________________
* The inception dates for Class C shares of California Fund and New York Fund are November 8, 1994 and December 5, 1994, respectively.


When payment is made by the investor before the settlement date, unless otherwise requested in writing by the investor, the funds will be held as a free credit balance in the investor's brokerage account and Smith Barney may benefit from the temporary use of the funds. The investor may designate another use for the funds prior to settlement date, such as an investment in a
money market fund (other than Smith Barney Exchange
 Reserve Fund) of the Smith
Barney Mutual Funds. If the investor instructs Smith Barney to invest the funds in a Smith Barney money market fund, the amount of the investment will be included as part of the average daily net assets of both the Fund and the money market fund, and affiliates of Smith Barney that serve the funds in an investment advisory or administrative capacity will benefit from the fact that
they are receiving fees from both such investment companies
 for managing these
assets, computed on the basis of their average daily net assets. The Trust's Board of Trustees has been advised of the benefits to Smith Barney resulting from these settlement procedures and will take such benefits into consideration when reviewing the Advisory, Administration and Distribution Agreements for continuance.


For the fiscal year ended November 30, 1995, Smith Barney incurred distribution expenses totaling approximately $123,621 consisting of approximately $15,735.84 for advertising, $10,468.21 for printing and mailing of prospectuses, $32,084.69 for support services, $59,624.98 to Smith Barney Financial Consultants, and $312.50 in accruals for interest on the excess of Smith Barney expenses incurred in distribution of the Funds' shares over the sum of the distribution fees and CDSC received by Smith Barney from the Fund.

Distribution Arrangements


To compensate Smith Barney for the services it provides
 and for the expense it
bears under the Distribution Agreement, the Trust has adopted a services and distribution plan (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. Under the Plan, each Fund pays Smith Barney a service fee, accrued daily and paid monthly, calculated at the annual rate of 0.15% of the value of the Fund's average daily net assets attributable to the Fund's
 Class A and Class C
shares. In addition, each Fund pays Smith Barney a distribution fee with respect to the Class C shares primarily intended to compensate Smith Barney for its initial expense of paying its Financial Consultants a commission upon sales of those shares. The Class C distribution fee is calculated at the annual rate of 0.20% of the value of each Fund's average net assets attributable to the shares of the Class.




The following service and distribution fees were incurred during the periods indicated:

SERVICE FEES

California Fund:



Year
Ended
11/30/95
Year
Ended
11/30/94*
Year
Ended
11/30/93




Class A
$36,511
$47,722
$29,849

Class C*
1,017
2
__







New York Fund:




Year
Ended
11/30/95
Year
Ended
11/30/94
Year
Ended
11/30/93

Class A
$84,263
$103,579
$68,072

Class C*
203
__
__






________________
* The inception dates for Class C shares of California Fund and New York Fund are November 8, 1994 and December 5, 1994,
   respectively.



DISTRIBUTION FEES
California Fund:



Year
Ended
11/30/95
Year
Ended
11/30/94*

Class C
$1,356
$3


New York Fund:



Year
Ended
11/30/95*


Class C
$271



_________________
* The inception dates for Class C shares of California Fund and New York Fund are November 8, 1994 and December 5, 1994, respectively.


For the fiscal years ended November 30, 1993, 1994 and 1995 Smith Barney and/or its predecessor, Shearson Lehman Brothers, received $269,091, $291,639 and $123,621, respectively, in the aggregate from the Plan.


Under its terms, the Plan continues from year to year, provided such continuance is approved annually by vote of the Board of
 Trustees, including a
majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in the Distribution Agreement (the "Independent Trustees"). The Plan may not be amended to increase the amount of the service and distribution fees without
shareholder approval, and all amendments of the Plan also must be approved by the Trustees including all of the Independent Trustees in the manner described
above. The Plan may be terminated with respect to a Class at any time, without
penalty, by vote of a majority of the Independent Trustees or, with respect to
any Fund, by vote of a majority of the outstanding voting
 securities of a Fund
(as defined in the 1940 Act). Pursuant to the Plan,
 Smith Barney will provide
the Board of Trustees with periodic reports of amounts
 expended under the Plan
and the purpose for which such expenditures were made.

VALUATION OF SHARES

The net asset value per share of each Fund's Classes is calculated on each day, Monday through Friday, except days on which the NYSE is closed. The NYSE currently is scheduled to be closed on New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day,
Thanksgiving and Christmas,
and on the preceding Friday or subsequent Monday when one of these holidays falls on a Saturday or Sunday, respectively. Because of the differences in distribution fees and Class-specific expenses, the per share net asset value of each Class may differ. The following is a description of the procedures used by the Trust in valuing its assets.


In carrying out valuation policies adopted by the Trust's Board of Trustees, SBMFM, as administrator, may consult with an independent pricing service (the "Pricing Service") retained by the Trust. Debt securities of domestic issuers (other than U.S. government securities and short-term investments), including Municipal Obligations, are valued by SBMFM after consultation with the Pricing
Service. U.S. government securities will be valued at the mean between the closing bid and asked prices on each day, or, if market quotations for those securities are not readily available, at fair value, as determined in good faith by the Trust's Board of Trustees With respect to other securities held by the Fund, when, in the judgment of the Pricing Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid
prices and asked prices. Investments for which no readily obtainable market quotations are available, in the judgment of the Pricing Service, are carried at fair value as determined by the Pricing Service. The procedures of the Pricing Service are reviewed periodically by the officers of the Trust under the general supervision and responsibility of the Board of Trustees.

EXCHANGE PRIVILEGE

Except as noted below, shareholders of any of the Smith Barney Mutual Funds may exchange all or part of their shares for shares of the same Class of other
Smith Barney Mutual Funds, on the basis of relative net asset value per share at the time of exchange as follows:

A. Class A shares of any fund purchased with a sales charge may be exchanged for Class A shares of any of the other funds, and the sales charge differential, if any, will be applied. Class A shares of any fund may be exchanged without a sales charge for shares of the funds that are offered without a sales charge. Class A shares of any fund purchased without a sales charge may be exchanged for shares sold with a sales charge, and the appropriate sales charge differential will be applied.

B. Class A shares of any fund acquired by a previous exchange of shares purchased with a sales charge may be exchanged for Class A shares of any of the other funds, and the sales charge differential, if any, will be applied.

Dealers other than Smith Barney must notify    the Transfer Agent     of the
investor's prior ownership of Class A shares of Smith Barney High Income Fund and the account number in order to accomplish an exchange of shares of Smith Barney High Income Fund under paragraph B above.


The exchange privilege enables shareholders in any Smith Barney Mutual Fund to acquire shares of the same Class in a fund with different investment objectives when they believe a shift between funds is an appropriate investment decision. This privilege is available to shareholders residing in any state in which the fund shares being acquired may legally be sold. Prior to any exchange, the shareholder should obtain and review a copy of the current prospectus of each fund into which an exchange is being considered. Prospectuses may be obtained from a Smith Barney Financial Consultant.


Upon receipt of proper instructions and all necessary supporting documents, shares submitted for exchange are redeemed at the then-current net asset value
and, subject to any applicable CDSC, the proceeds are
 immediately invested, at
a price as described above, in shares of the fund
 being acquired. Smith Barney
reserves the right to reject any exchange request. The exchange privilege may be modified or terminated at any time after written notice to shareholders.

PERFORMANCE DATA

From time to time, the Trust may quote a Fund's yield or total return in advertisements or in reports and other communications to shareholders. The Trust may include comparative performance information in advertising or marketing each Fund's shares. Such performance information may include the following industry and financial publications: Barron's, Business Week, CDA Investment Technologies, Inc., Changing Times, Forbes,
 Fortunes, Institutional
Investor, Investors Daily, Money, Morningstar, Mutual Fund Values, The New York Times, USA Today and The Wall Street Journal. To the extent any advertisement or sales literature of a Fund describes the expenses or performance of any Class it will also disclose such information for the other Classes.

Yield and Equivalent Taxable Yield

A Fund's 30-day yield described in the Prospectuses is calculated according to
a formula prescribed by the SEC, expressed as follows:

Yield 	= 2    [(a-b    + 1)6 - 1]
	         cd

	Where: a = dividends and interest earned during the period. b = expenses accrued for the period (net of reimbursement).
	c = the average daily number of the maximum offering price per shares outstanding during the period that were entitled to receive dividends.
	d = the maximum offering price per share on the last day of the period.

For the purpose of determining the interest earned (variable "a" in the formula) on debt obligations that were purchased by a Fund at a discount or premium, the formula generally calls for amortization of the discount or premium; the amortization schedule will be adjusted monthly to reflect changes
in the market values of the debt obligations.

    A Fund's "equivalent taxable 30-day yield" for a Class is computed by dividing that portion of the Class' 30-day yield which is tax-exempt by one minus a stated income tax rate and adding the product to that portion, if any of the Class' yield that is not tax-exempt.

    The yield on municipal securities is dependent upon a variety of factors, including general economic and monetary conditions, conditions of the municipal securities market, size of a particular offering, maturity of the obligation offered and rating of the issue. Investors should recognize that, in periods of declining interest rates, a Fund's yield for each Class of shares will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates a Fund's yield for each Class of shares will tend to be somewhat lower. In addition, when interest rates are falling, the inflow of net new money to a Fund from the continuous sale of its shares will likely be invested in portfolio instruments producing lower yields than the balance of the Fund's portfolio, thereby reducing the current yield of the Fund. In periods of rising interest rates, the opposite can be expected to occur.


The yields for the 30-day period ended November 30, 1995 for
 California Fund's
Class A, Class C and Class Y shares were 4.17%, 4.05% and
 4.43%, respectively.
The yields for the 30-day period ended November 30, 1995 for New York Fund's Class A and Class C shares were 4.32% and 4.43%, respectively.


The equivalent taxable yields for the 30-day period ended November 30, 1995 assuming payment of Federal income taxes at the rate of 31.0%; California income taxes at the rate of 9.3% for the California
 Fund shareholders; and New
York State and City income taxes at a rate of 12.0% for the New York Fund shareholders would have been as follows: California Fund's Class A, Class C and Class Y shares: 6.66%, 6.47% and 7.08%, respectively, and New York Fund's Class A and Class C shares: 7.11%, and 7.05%, respectively.


Average Annual Total Return

A Fund's "average annual total return," as
 described below,    is     computed
according to a formula prescribed by the SEC. The formula can be expressed as follows:

P(1 + T)n = ERV

Where:     P  	 =  a hypothetical initial payment of $1,000.
	T  	 =  average annual total return.
n   	 =  number of years.
ERV = Ending Redeemable Value of a hypothetical $1,000 investment made at the beginning of a 1-, 5- or 10-year period at the end of a 1-, 5- or 10-year period (or fractional portion thereof), assuming reinvestment of all dividends and distributions.

The ERV assumes complete redemption of the hypothetical investment at the end of the measuring period. A Fund's net investment income changes in response to
fluctuations in interest rates and the expenses of the Fund.


The following total return assume that the maximum Class A 2.00% sales charge has been deducted from the investment at the time of purchase and have been restated to show the change in the maximum sales charge. The Funds' average annual total return for Class A shares were as follows:


ONE YEAR PERIOD

ENDED NOVEMBER 30, 1995






Total Return

Fund
(With Fee
Waivers)

California Fund
12.54%

New York Fund
12.01







PER ANNUM FOR THE PERIOD FROM

COMMENCEMENT OF OPERATIONS

(DECEMBER 31, 1991) THROUGH NOVEMBER 30, 1995






Total Return

Fund
(With Fee
Waivers

California Fund
6.99%

New York Fund
6.63



The Funds' average annual total return for Class C shares were as follows:

ONE YEAR PERIOD

ENDED NOVEMBER 30, 1995






Total Return

Fund
(With Fee
Waivers)

California Fund
14.36%

New York Fund*
13.01

*  For the period from December 5, 1994 (inception date) to November 30, 1995




PER ANNUM FOR THE PERIOD OF

COMMENCEMENT OF OPERATIONS

(NOVEMBER 8, 1994) THROUGH NOVEMBER 30, 1995






Total Return

Fund
(With Fee
Waivers)

California Fund
14.26%







The Funds' average annual total return for Class Y shares were as follows:

ONE YEAR PERIOD

ENDED NOVEMBER 30, 1995**






Total Return

Fund
(With Fee
Waivers)

California Fund*
2.92%

_____________
*  For the period from September 8, 1995 (inception date) to November 30,
1995.
**  As of November 30, 1995, no Class Y shares of New York Fund had been sold.


Aggregate Total Return


A Fund's "aggregate total return," as described below, represents the cumulative change in the value of an investment in the Fund for the specified period and are computed by the following formula:

ERV - P
P
Where:     P   	=  a hypothetical initial payment of $10,000.
	ERV = Ending Redeemable Value of a hypothetical $10,000 investment made at the beginning of the 1-, 5- or 10-year period at the end of the 1-, 5- or 10-year period (or fractional portion thereof), assuming reinvestment of all dividends and distributions.

The ERV assumes complete redemption of the hypothetical investment at the end of the measuring period.

The Funds' aggregate total return for Class A shares were as follows:

ONE YEAR PERIOD

ENDED NOVEMBER 30, 1995



Total Return

Fund
(With Fee Waivers)

California Fund
14.84%

New York Fund
13.80



PER ANNUM FOR THE PERIOD FROM

COMMENCEMENT OF OPERATIONS

(DECEMBER 31, 1991) THROUGH NOVEMBER 30, 1995




Total Return

Fund
(With Fee Waivers)

California Fund
6.98%

New York Fund
7.12







The Funds' aggregate total return for Class C shares were as follows:

ONE YEAR PERIOD

ENDED NOVEMBER 30, 1995



Total Return

Fund
(With Fee Waivers)

California Fund
14.36%

New York Fund*
13.01


___________________
*  For the period from December 5, 1994 (inception date) to November 30, 1995



PER ANNUM FOR THE PERIOD FROM

COMMENCEMENT OF OPERATIONS

(NOVEMBER 8, 1994) THROUGH NOVEMBER 30, 1995



Total Return

Fund
(With Fee Waivers)

California Fund
14.26%


The Funds' aggregate total return for Class Y shares were as follows:

ONE YEAR PERIOD

ENDED NOVEMBER 30, 1995**



Total Return

Fund
(With Fee Waivers)

California Fund*
2.92%




________________
*  For the period from September 8, 1995 (inception date) to November 30,
1995.
**  As of November 30, 1995, no Class Y shares of New York Fund had been sold.

It is important to note that the total return figures set forth above are based on historical earnings and are not intended to indicate future performance. Each Class' net investment income changes in response to fluctuation in interest rates and the expenses of the Fund. Performance will vary from time to time depending upon market conditions, the composition of the Fund's portfolio and operating expenses and the expenses exclusively attributable to the Class. Consequently, any given performance quotation should not be considered representative of the Class' performance for any specified period in the future. Because performance will vary, it may not provide a basis for comparing an investment in the Class with certain bank deposits or other investments that pay a fixed yield for a stated period of time. Investors comparing a Class' performance with that of other mutual funds
should give consideration to the quality and maturity of the respective investment companies' portfolio securities.

TAXES

The following is a summary of selected Federal income tax considerations that may affect the Trust and its shareholders. The summary is not intended as a substitute for individual tax advice and investors are urged to consult their own tax advisors as to the tax consequences of an investment in the Trust.

As described above and in the Prospectuses, each Fund is designed to provide investors with current income which is excluded from gross income for Federal income tax purposes, and the California Fund and the New York Fund are designed to provide investors with current income exempt from otherwise applicable state and/or local personal income taxes. The Trust is not intended
to be a balanced investment program and is not designed for investors seeking capital gains or maximum tax-exempt income irrespective of fluctuations in principal. Investment in the Trust would not be suitable for tax-exempt institutions, qualified retirement plans, H.R. 10 plans and individual retirement accounts because those investors would not gain any additional tax benefit from the receipt of tax-exempt income.

The Trust has qualified and intends that each Fund continue to qualify each year as a "regulated investment company" under the Code. Provided that a Fund
(a) is a regulated investment company and (b) distributes to its shareholders at least 90% of its taxable net investment income (including, for this purpose, its net realized short-term capital gains) and 90% of its tax-exempt interest income (reduced by certain expenses), the Fund will not be liable for
Federal income taxes to the extent its taxable net investment income and its net realized long-term and short-term capital gains, if any, are distributed to its shareholders. Any such taxes paid by a Fund would reduce the amount of income and gains available for distribution to shareholders.


Because the Fund may distribute exempt-interest dividends, interest on indebtedness incurred by a shareholder to purchase or carry shares of a Fund is not deductible for Federal income tax purposes. In addition, the indebtedness is not deductible by a shareholder of the California Fund for California State personal income tax purposes, nor by a New York Fund shareholder for New York State and New York City personal income tax purposes.
If a shareholder receives exempt-interest dividends with respect to any share of a Fund and if the share is held by the shareholder for six months or less, then any loss on the sale or exchange of the share may, to the extent of the exempt-interest dividends, be disallowed. In addition, the Code may require a shareholder that receives exempt-interest dividends to treat as taxable income
a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. Furthermore, the portion of any exempt-interest dividend paid by a Fund that represents income derived from private activity bonds held by the Fund may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by the bonds, or a "related person" of the substantial user. Moreover, as noted in the Prospectuses (a) some or all of a Fund's exempt-interest dividends may be a specific preference item, or a component of an adjustment item, for purposes of the Federal individual and corporate alternative minimum taxes and (b) the receipt of a Fund's dividends and distributions may affect a corporate shareholder's Federal "environmental" tax liability. In addition, the receipt of a Fund's dividends and distributions may affect a foreign corporate shareholder's Federal "branch profits" tax liability and the Federal and California "excess net passive income" tax liability of a Subchapter S corporation. Shareholders should consult their own tax advisors to determine whether they are (a) "substantial users" with respect to a facility or "related" to those users within the meaning of the Code or (b) subject to a Federal alternative minimum tax, the Federal "environmental" tax, the Federal
"branch profits" tax, or the Federal or California "excess net passive income"
tax. As a general rule, a Fund's gain or loss on a sale or exchange of an investment will be a long-term capital gain or loss if the Fund has held the investment for more than one year and will be a short-term capital gain or loss if it has held the investment for one year or less. Furthermore, as a general rule, a shareholder's gain or loss on a sale or redemption of shares of a Fund will be a long-term capital gain or loss if the shareholder has held
his or her Fund shares for more than one year and will be
 a short-term capital
gain or loss if he or she has held the Fund shares for one year or less.
Shareholders of each Fund will receive, as more fully described in the Prospectuses, an annual statement as to the income tax status of his or her dividends and distributions for the prior calendar year.
 Each shareholder will
also receive, if appropriate, various written notices after the close of a Fund's prior taxable year as to the Federal income tax status of certain dividends or distributions which were received from the
 Fund during the Fund's
prior taxable year.


The dollar amount of dividends paid by a Fund that is excluded from Federal income taxation and the dollar amount of dividends paid by a Fund that is subject to federal income taxation, if any, will vary for each shareholder depending upon the size and duration of each shareholder's investment in a Fund.

Investors considering buying shares of a Fund on or just prior to the record date for a capital gain distribution should be aware that the amount of the forthcoming distribution payment will be a taxable distribution payment. If a shareholder fails to furnish a correct taxpayer identification number, fails to report fully dividend or interest income or fails to certify that he or she
has provided a correct taxpayer identification number and that he or she is not subject to "backup withholding," then the shareholder may be subject to a 31% "backup withholding" tax with respect to (a) taxable dividends and distributions and (b) the proceeds of any redemptions of shares of a Fund. An individual's taxpayer identification number is his or her social security number. The backup withholding tax is not an additional tax and may be credited against a taxpayer's regular Federal income tax liability.

The discussion above is only a summary of certain tax
 considerations generally
affecting a Fund and its shareholders, and is not intended as a substitute for
careful tax planning. Shareholders are urged to consult their tax advisors with specific reference to their own tax situations, including their state and
local tax liabilities.

ADDITIONAL INFORMATION

The Trust was organized as an unincorporated business trust on October 17, 1991 under the name Shearson Lehman Brothers Intermediate-Term Trust. On
November 20, 1991, July 30, 1993, October 14, 1994 and August 16, 1995, the
Trust's name was changed to Shearson Lehman Brothers Income Trust, Smith
Barney Shearson Income Trust, Smith Barney Income Trust and Smith Barney
Investment Trust, respectively.


   First Data Investor Services Group, Inc.     is located at Exchange Place,
Boston, Massachusetts 02109, and serves as the Trust's transfer agent. Under the transfer agency agreement, the Transfer Agent maintains the shareholder account records for the Trust, handles certain communications between shareholders and the Trust and distributes dividends and
 distributions payable
by the Trust. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Trust during the month, and is reimbursed for out-of-pocket expenses.


FINANCIAL STATEMENTS

The Funds' Annual Reports for the fiscal year ended November 30, 1995 accompany this Statement of Additional Information and are incorporated herein
by reference in their entirety.






APPENDIX

DESCRIPTION OF MOODY'S, S&P AND FITCH RATINGS

Description of Moody's Municipal Bond Ratings:

Aaa -- Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa  -- Bonds rated Aa are judged to be of high quality by all standards.
Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long term risks appear somewhat larger than in Aaa securities.

A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa -- Bonds rated Baa are considered as medium-grade obligations, that is, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great
length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification below Aaa. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Description of Moody's Municipal Note Ratings:

Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade ("MIG") and for variable demand obligations are designated Variable Moody's Investment Grade "(VMIG)". This distinction is in recognition of the differences between short-term credit risk and long-term risk. Loans bearing the designation MIG 1 or VMIG 1 are of the best quality, enjoying strong protection by established cash flows of funds for their servicing, superior liquidity support or from established and broad-based access to the market for refinancing or both. Loans bearing the designation MIG 2 or VMIG 2 are of high quality, with ample margins of protection, although not as large as the preceding group. Loans bearing the designation MIG 3 or VMIG 3 are of favorable quality, with all security elements accounted for, but lacking the undeniable strength of the preceding grades. Liquidity and cash flow may be narrow, and market access for refinancing is likely to be less well established.



Description of Moody's Commercial Paper Ratings:
The rating Prime-1 is the highest commercial paper rating
 assigned by Moody's.
Issuers rated Prime-1 (or related supporting institutions) are considered to have a superior capacity for repayment of short term promissory obligations.
Issuers rated Prime-2 (or related supporting institutions) are considered to have a strong capacity for repayment of short term promissory obligations.
This will normally be evidenced by many of the characteristics of issuers rated Prime-1 but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.



Description of S&P Municipal Bond Ratings:
AAA -- These are the obligations of the highest quality. They have the strongest capacity for timely payment of debt service. General Obligation
Bonds rated AAA -- In a period of economic stress, the issuers will suffer the
smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than
adequate to meet future expenditure requirements. Quality of management appears superior. Revenue Bonds rated AAA -- Debt service coverage has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions
(including rate covenant, earnings test for issuance of additional bonds and debt service reserve requirements) are rigorous. There is evidence of superior
management.

AA -- The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.

A -- Principal and interest payments on bonds in this category are regarded as
safe, although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated
categories. This rating describes the third strongest capacity for payment of debt service. General Obligation Bonds rated A -- There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to
meet debt obligations at some future date. Revenue Bonds rated A -- Debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

BBB -- The bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas bonds in this group normally exhibit
adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.
Bonds rated BBB have the fourth strongest capacity for payment of debt service. S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories, except in the AAA category.

Description of S&P Municipal Note Ratings:

Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1, -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated SP-1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP-
1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.

Description of S&P Commercial Paper Ratings:
Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted A-1+.
Capacity for timely payment on commercial paper rated A-2 is strong, but the relative degree of safety is not as high as for issues designated A-1.

Description of Fitch Municipal Bond Ratings:
AAA -- Bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay
interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA -- Bonds rated AA are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short term debt of these issues is generally rated F-1+ by Fitch.

A -- Bonds rated A are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB -- Bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions
and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of
these bonds will fall below investment grade is higher than for bonds with higher ratings. Plus and minus signs are used by Fitch with a rating symbol to indicate the relative position of a credit within the rating category.
 Plus
and minus signs, however, are not used in the AAA category.

Description of Fitch Short Term Ratings:
Fitch's short term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium term notes, and municipal and investment notes.

The short term rating places greater emphasis than a long term rating on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

 Fitch's short term ratings are as follows:     F-1+ -- Issues assigned this
rating are regarded as having the strongest degree of assurance for timely payment.

F-1 -- Issues assigned this rating reflect an assurance of timely payment only
slightly less in degree than issues rated F-1+.

F-2 -- Issues assigned this rating have a satisfactory degree of assurance for
timely payment but the margin of safety is not as great as for issues assigned
F-1+ and F-1 ratings.

F-3 -- Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate, however, near term adverse
changes could cause these securities to be rated below investment grade.
LOC -- The symbol LOC indicates that a Fitch rating is based on a letter of credit issued by a commercial bank.








50





	A-1

A-2



SMITH BARNEY     INVESTMENT <R/>TRUST

PART  C

OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)  Financial Statements

	Included in Part A:

      Financial Highlights

	Included in Part B:



   		The Funds' Annual Reports for the fiscal year ended November 30,
1995 and the Reports of Independent Accountants dated January 17, 1996 are incorporated by reference to the Rule 30(b)2-1 filings made on February 2, 1996 as Accession No. 91155-96-000043.

	Included in Part C:

		Consent of Independent Accountants

(b)	Exhibits

	Unless otherwise noted, all references are to the Registrant's
Registration Statement on Form N-1A (the "Registration Statement") as filed
with the     Securities and Exchange Commission ("SEC")      on October 21,
1991 (File Nos. 33-43446 and 811-6444).

	(1)(a) Registrant's Master Trust Agreement dated October 17, 1991 and
Amendments to the Master Trust Agreement dated November 21, 1991 and July 30,
1993, respectively, are incorporated by reference to Post-Effective Amendment
No. 4 to the Registration Statement filed on January 28, 1994
 ("Post-Effective
Amendment No. 4").

	(b)  Amendments to the Master Trust Agreement dated October 14, 1994 and
November 7, 1994, respectively, are incorporated by reference to a Registration Statement filed on Form N-14 on January 6, 1995 (the "N-14").

	(c)  Amendments to the Master Trust Agreement dated July 20, 1995 and
August 10, 1995 are incorporated by reference to Post-Effective Amendment No.
9 to the Registration Statement filed on August 29, 1995 ("Post-Effective
Amendment No. 9").

	(2) Registrant's By-Laws are incorporated by reference to the Registration Statement.

	(3)  Not Applicable.

	(4) Registrant's form of stock certificate is incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement filed on
December 6, 1991 ("Pre-Effective Amendment No. 1").

	(5)(a)  Investment Advisory Agreement between the Registrant and
Greenwich Street Advisors dated July 30, 1993 is incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement filed on December
1, 1993 ("Post-Effective Amendment No. 3").

	(b) Transfer of Investment Advisory Agreement dated November 7, 1994 between the Registrant on behalf of Smith Barney Intermediate Maturity
California Municipals Fund,  Greenwich Street Advisors and
 Smith Barney Mutual
Funds Management Inc. is incorporated by reference to the N-14.

	(c)  Form of Transfer of Investment Advisory Agreement for Smith Barney
Limited Maturity Municipals Fund, Smith Barney Intermediate Maturity New York
Municipals Fund and Smith Barney Limited Maturity Treasury Fund is incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement filed on January 27, 1995 ("Post-Effective Amendment
No. 6").

	(d)  Form of Investment Advisory Agreement between the Registrant on behalf of Smith Barney S&P 500 Advantage Fund and Travelers Investment
Management Company is     incorporated by reference to Post-Effective
Amendment No. 10 to the Registration Statement filed on November 13, 1995
("Post-Effective Amendment No. 10").

	(6)(a)  Distribution Agreement between Registrant and Smith Barney
Shearson Inc. dated July 30, 1993 is incorporated by reference to Post-
Effective Amendment No. 3.

	(b)  Form of Distribution Agreement between the Registrant on behalf of
Smith Barney S&P 500 Advantage Fund and PFS Distributors is     incorporated
by reference to Post-Effective Amendment No. 10.

	(7)  Not Applicable.

	(8) Form of Custody Agreement with PNC Bank, National Association, is incorporated by reference to Post-Effective Amendment No. 9.

	(9)(a) Administration Agreement between the Registrant on behalf of Smith Barney Intermediate Maturity California Municipals Fund and Smith,
Barney Advisers, Inc. ("SBA") is incorporated by reference to the N-14.

	(b) Form of Administration Agreement between the Registrant on behalf of Smith Barney Limited Maturity Municipals Fund and Smith
 Barney Intermediate
Maturity New York Municipals Fund and SBA is incorporated by reference to Post-Effective Amendment No. 6.

	 (c) Form of Administration Agreement between the Registrant on behalf of Smith Barney S&P 500 Advantage Fund and Smith Barney Mutual Funds
Management Inc.

    is incorporated by reference to Post-Effective Amendment
No. 10.

	(d)  Transfer Agency Agreement with The Shareholder Services Group, Inc.
is incorporated by reference to Post-Effective Amendment No. 3.

	(e) Form of Sub-Transfer Agency Agreement between the Registrant on behalf of Smith Barney S&P 500 Advantage Fund and PFS Shareholder Services is
    incorporated by reference to Post-Effective Amendment No. 10.


	(10) Opinion of counsel regarding legality of shares being registered is incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement filed on December 6, 1991.

	(11)      Consent of Independent Accountants is filed herewith.

	(12)  Not Applicable.

	(13)  Purchase Agreement between the Registrant and Shearson Lehman
Brothers Inc. is incorporated by reference to Pre-Effective Amendment No. 1.

	(14)  Not Applicable.

	(15)(a) Amended Service and Distribution Plan pursuant to Rule 12b-1 between the Registrant on behalf of Smith Barney Intermediate Maturity
California Municipals Fund and Smith Barney Inc. is incorporated by reference to the N-14.

	(b) Form of Amended Service and Distribution Plan pursuant to Rule 12b-1 between the Registrant on behalf of Smith Barney Limited Maturity Municipals
Fund and Smith Barney Intermediate Maturity New York
 Municipals Fund and Smith
Barney Inc. is incorporated by reference to Post-Effective Amendment No. 6.

	(c)  Form of Shareholder Services and Distribution Plan pursuant to Rule
12b-1 between the Registrant on behalf of Smith Barney S&P 500 Advantage Fund
and Smith Barney Inc.     is incorporated by reference to Post-Effective
Amendment No. 10.

	(16)  Performance Data is incorporated by reference to Post-Effective
Amendment No. 2 to the Registration Statement as filed on April 1, 1993.


	(17)  A Financial Data Schedule is filed herein.


	(18) Plan adopted pursuant to Rule 18f-3(d) of the Investment Company
Act of 1940, as amended, is     incorporated by reference to Post-Effective
Amendment No. 10

Item 25.	Persons Controlled by or under Common Control with Registrant

		None



Item 26.	Number of Holders of Securities

		(1)						(2)
	Title of Class
	Beneficial Interest par value			Number of Record Holders
	$0.001 per share				as of     February 28, 1996


	Intermediate Maturity California
		Municipals Fund	     691
	Intermediate Maturity New York
		Municipals Fund	    1,398
	Smith Barney S&P 500
		Advantage Fund	None


Item 27.	Indemnification

	The response to this item is incorporated by reference to Pre-Effective
Amendment No. 1.

Item 28(a).	Business and Other Connections of Investment Adviser

Investment Adviser -- Smith Barney Mutual Funds Management Inc. (formerly known as Smith, Barney Advisers, Inc. ("SBMFM")).

SBMFM, through its predecessors, has been in the investment counseling business since 1934 and was incorporated in December 1968 under the laws of the State of Delaware. SBMFM is a wholly owned subsidiary of Smith Barney
Holdings Inc. (formerly known as Smith Barney Shearson Holdings Inc.), which in turn is a wholly owned subsidiary of Travelers Group Inc. (formerly known as Primerica Corporation) ("Travelers").
 SBMFM is registered as an investment
adviser under the Investment Advisers Act of 1940 (the "Advisers Act").


The list required by this Item 28 of the officers and directors of SBMFM together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two fiscal years, is incorporated by reference to Schedules A and D of FORM ADV filed by SBMFM pursuant to the Advisers Act (SEC File No.
801-8314).


Prior to the close of business on November 7, 1994, Greenwich Street Advisors served as investment adviser. Greenwich Street Advisors, through its predecessors, has been in the investment counseling business since 1934 and was a division of Mutual Management Corp. ("MMC"). MMC was incorporated in 1978 and is a wholly owned subsidiary of Smith Barney Holdings Inc.
("Holdings"), which in turn is a wholly owned subsidiary of Travelers. The list required by this Item 28 of officers and directors of MMC and Greenwich
Street Advisors, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two fiscal years, is incorporated by reference to Schedules A and D of Form ADV filed by
 MMC on behalf of Greenwich
Street Advisors pursuant to the Advisers Act (SEC File No. 801-14437).




Item 29.	Principal Underwriters

Smith Barney Inc. ("Smith Barney") currently acts as distributor for Smith
Barney Managed Municipals Fund Inc., Smith Barney California Municipals Fund
Inc., Smith Barney Massachusetts Municipals Fund, Smith Barney Global
Opportunities Fund, Smith Barney Aggressive Growth Fund Inc., Smith Barney
Appreciation Fund Inc., Smith Barney Principal Return Fund, Smith Barney
Managed Governments  Fund Inc., Smith Barney Income Funds,
 Smith Barney Equity
Funds, Smith Barney Investment Funds Inc., Smith Barney
 Natural Resources Fund
Inc. (formerly, Smith Barney Precious Metals and Minerals Fund Inc.), Smith
Barney Telecommunications Trust, Smith Barney Arizona Municipals Fund Inc.,
Smith Barney New Jersey Municipals Fund Inc., Smith Barney Fundamental Value
Fund Inc., Smith Barney Series Fund, Consulting Group Capital Markets Funds,
Smith Barney Adjustable Rate Government Income Fund, Smith Barney Oregon
Municipals Fund, Smith Barney Funds, Inc., Smith Barney Muni Funds, Smith
Barney World Funds, Inc., Smith Barney Money Funds, Inc., Smith Barney Tax
Free Money Fund, Inc., Smith Barney Variable
 Accounts Funds, Smith Barney U.S.
Dollar Reserve Fund (Cayman), Worldwide Special Fund, N.V., Worldwide
Securities Limited (Bermuda), Smith Barney International Fund (Luxembourg),
Smith Barney Institutional Cash Management Fund, Inc., Smith Barney Concert
Series Inc. and various series of unit investment trusts.


	Smith Barney is a wholly owned subsidiary of      Holdings     .  The
information required by this Item 29 with respect to each director, officer and partner of Smith Barney is incorporated by
 reference to Schedule A of Form
BD filed by Smith Barney pursuant to the Securities Exchange Act of 1934 (SEC
File No. 812-8510).

Item 30.	Location of Accounts and Records

	(1)	Smith Barney Investment Trust
		388 Greenwich Street
		New York, New York  10013

	(2)	Smith Barney Mutual Funds Management Inc.
		388 Greenwich Street
		New York, New York  10013
	(Records relating to its function as investment adviser to certain of the Funds and administrator to all of the Funds)

	(3)	Travelers Investment Management Company
		One Tower Square
		Hartford, CT  06183-2030
	(Records relating to its function as investment adviser to Smith
Barney S&P 500 Advantage Fund)

	(4)	PNC Bank, National Association
		17th and Chestnut Streets
		Philadelphia, PA  19103
		(Records relating to its function as custodian)

	(5)	    First Data Investor     Services Group, Inc.
		One Exchange Place
		Boston, Massachusetts 02109
		(Records relating to its function as Transfer Agent and Dividend
Paying Agent)

Item 31.	Management Services

		Not Applicable

Item 32.	Undertakings

	(a) Registrant undertakes to call a meeting of its shareholders of the Series for the purpose of voting upon the question of removal of a trustee or trustees of Registrant when requested in writing to do so by the holders of at least 10% of Registrant's outstanding shares. Registrant undertakes further, in connection with the meeting, to comply with the provisions of Section 16(c)
of the Investment Company Act of 1940, as amended, relating to communications with the shareholders of certain common-law trusts.


	485(b) Certification

	The Registrant hereby certifies that it meets all of the requirements for effectiveness pursuant to Rule 485(b) under the Securities Act of 1933.


SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, and the
Investment Company Act of 1940, the Registrant,
 SMITH BARNEY INVESTMENT TRUST,
has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of New York, in the State of
New York on the     22nd day of March, 1996.

								SMITH BARNEY
								INVESTMENT TRUST

								/s/Heath B. McLendon
								Heath B. McLendon, Chief
								Executive Officer

	Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.



Signature
Title
Date


/s/Heath B. McLendon
Heath B. McLendon

Chairman of the Board
(Chief Executive
Officer)

   March 22, 1996





/s/Lewis E. Daidone
Lewis E. Daidone

Treasurer
(Chief Financial and
Accounting Officer)

   March 22, 1996






/s/Herbert Barg
Herbert Barg

   Trustee

   March 22, 1996





/s/Alfred J.
Bianchetti
Alfred J. Bianchetti

   Trustee

   March 22, 1996





/s/Martin Brody
Martin Brody

   Trustee

   March 22, 1996


/s/Dwight B. Crane
Dwight B. Crane

   Trustee

   March 22, 1996





/s/Burt N. Dorsett
Burt N. Dorsett

   Trustee

   March 22, 1996






/s/Elliot S. Jaffe
Elliot S. Jaffe

   Trustee

   March 22, 1996





/s/Stephen E. Kaufman
Stephen E. Kaufman

   Trustee

   March 22, 1996





/s/Joseph J. McCann
Joseph J. McCann

   Trustee

   March 22, 1996





/s/Cornelius C. Rose,
Jr.
Cornelius C. Rose, Jr.

   Trustee

   March 22, 1996


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